Filed Pursuant to Rule 424(b)(4)
Registration No. 333-115345
PROSPECTUS

20,209,631 Shares

COMMON STOCK

We are offering 20,000,000 shares. The selling stockholders, none of whom are our directors, officers, employees or their affiliates, are offering 209,631 shares.

Our common stock is listed on the New York Stock Exchange under the symbol “IO.” On June 8, 2004, the reported last sale price of our common stock on the New York Stock Exchange was $7.00 per share.

On May 10, 2004, we agreed to acquire all of the outstanding capital stock of GX Technology Corporation. Completion of this offering is conditioned upon our closing of the acquisition of GX Technology Corporation. See “Risk Factors— Risks Related to Our Planned Acquisition of GXT.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 16.

PRICE $7 A SHARE

		Underwriting
	Price to	Discounts and	Proceeds to	Proceeds to
	Public	Commissions	Input/Output, Inc.	Selling Stockholders

Per Share	$7.00	$0.4375	$6.5625	$6.5625
Total	$141,467,417	$8,841,714	$131,250,000	$1,375,703

We have granted the underwriters the right to purchase up to an additional 3,031,445 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on June 14, 2004.

MORGAN STANLEY

JOHNSON RICE & COMPANY L.L.C.	SANDERS MORRIS HARRIS

June 8, 2004

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, offering to sell shares of common stock or seeking offers to buy shares of common stock in any jurisdiction where offers and sales are not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock offered hereby. As used in this prospectus, “Input/ Output,” “I/ O,” “company,” “we,” “our,” “ours” and “us” refer to Input/ Output, Inc. and its consolidated subsidiaries, except where the context otherwise requires or as otherwise indicated.

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PROSPECTUS SUMMARY

      This summary highlights selected information about us, this offering and our acquisition of GX Technology Corporation (GXT) contained elsewhere in this prospectus and the documents incorporated by reference. This summary is not complete and may not contain all of the information that is important to you. We encourage you to read this prospectus, including the information under the caption “Risk Factors,” the information we incorporate by reference, and the documents to which we refer you in their entirety.

Company Overview

      We are a leading provider of seismic imaging technology used by oil and gas companies and seismic contractors for exploration, appraisal, development and reservoir monitoring in both land and marine environments. We add value for our customers by providing technologies and services to collect seismic data and develop geophysical images to find, develop and extract hydrocarbons more quickly and economically. We offer a full suite of related products and services for seismic data acquisition and processing without owning vessels or maintaining crews typically used in the field to acquire seismic data.

      Our strategy is to be the leading company in delivering cost-effective seismic imaging technologies, from designing and planning seismic surveys to acquiring and processing seismic data— which we refer to as the “seismic value chain.” Through recent acquisitions, we have implemented our strategy to reposition our business from being primarily an equipment and technology provider to offering our customers full-seismic imaging solutions. We believe our technologies and solutions will improve exploration and production economics for the energy industry. Our seismic data acquisition products are well suited for both traditional three-dimensional (3-D) and time-lapse, or four-dimensional (4-D), data collection as well as more advanced multi-component — or full-wave — seismic data collection techniques. Based on historical revenues, we believe that we are a market leader in numerous product lines, such as geophones, navigation and data management software and marine positioning systems. Through our AXIS business unit, we also offer advanced seismic data processing and imaging services, with a particular focus on land environments.

      On February 23, 2004, we acquired Concept Holdings Systems Limited. Concept Systems, based in Scotland, is a provider of integrated planning, navigation and data management software and solutions for towed streamer, seabed and land seismic operations. Its software is installed on the majority of towed streamer marine vessels worldwide and has rapidly become an integral component of redeployable and permanent seabed monitoring systems. Concept Systems also offers services to assist oil and gas companies in implementing 4-D seismic programs to permanently monitor hydrocarbon reservoirs. Its software and services will complement our marine control and positioning equipment and VectorSeis digital sensor technologies. This acquisition will also extend our services offering to the design and optimization of 4-D reservoir monitoring (or life-of-field) seismic projects. See “Recent Developments” below for a further description of the Concept Systems acquisition.

Planned Acquisition of GXT

      On May 10, 2004, we entered into a stock purchase agreement with GXT and its stockholders to acquire all of the outstanding capital stock of GXT, a leading provider of seismic data processing and subsurface imaging services to oil and gas companies. GXT is focused on marine environments and specializes in providing customized imaging solutions utilizing GXT’s expertise in computer processing technology. The scope of GXT’s products and services has expanded over time in response to increased demand from its customers for enhanced technologies. Revenues have grown from $18.0 million for the year ended June 30, 2001 to $41.0 million for the year ended June 30, 2003. Income from operations for the same periods increased from $1.0 million to $6.2 million. During 2003, GXT expanded its business to include full-scope seismic services through its Integrated Seismic Solutions (ISS) offering and related services. This expanded offering of products and services resulted in continued revenue and earnings growth. For the nine months ended March 31, 2004 GXT’s revenues grew to $47.2 million, a 58% increase compared to the same period during its prior fiscal year. Income from operations grew 55% to $7.2 million over the same period. GXT’s EBITDA for the nine months ended March 31, 2004 was $17.6 million, reflecting continued growth across all product and service lines. See “Reconciliation of Non-GAAP Financial Data” on page 14. We expect to complete the GXT acquisition concurrently with the completion of this offering.

Anticipated Benefits of GXT Acquisition

      We believe that the acquisition of GXT will provide us with several strategic benefits:

      More Balanced Position in the Seismic Value Chain. The GXT acquisition will solidify our transition from primarily manufacturing seismic data collection equipment to providing full-scope seismic technology solutions. In addition, the GXT acquisition will strengthen our expertise and capabilities at each technology link in the seismic value chain, from survey planning and design to data collection management and pre-processing to image development. This broader, more technology-focused and seismic-oriented presence will enable us to deliver additional integrated, full-service imaging solutions to our customers. Additionally, we expect that the more consistent service-based revenue streams from GXT’s business will lessen the historical volatility in our revenues from original equipment manufacturing.

      More Service and Technology Intensive Business Model. We believe that the GXT acquisition will increase our emphasis on human capital, service and technology. We will own advanced technologies across the entire seismic spectrum — from survey planning through final image development, including the critical technologies associated with full-wave imaging. These technologies will include our digital, full-wave sensor (VectorSeis) and GXT’s multi-component processing capability. While we focus on delivering integrated seismic solutions, we do not intend to participate in the traditional, capital-intensive logistical aspects of field data collection. Our approach differs from the conventional seismic contracting model in which significant investment is required for logistics assets, such as boats and crews to collect data in the field.

      Accelerated Development of Imaging Solutions. GXT’s advanced imaging technology, particularly pre-stack depth and time migration solutions, as well as its experience in deep marine environments, complements the advanced velocity imaging technology and experience in land environments that we have developed in our AXIS group. GTX’s pre-stack depth migration solutions involve advanced processing techniques to convert seismic wave time-based information to depth-based information. This conversion to depth-based data is relied upon by geologists to more accurately map subsurface structures. GXT’s pre-stack depth migration techniques are well suited for complex hydrocarbon reservoirs and deeper drilling targets. The accurate time-to-depth conversion that GXT’s techniques feature is important in processing digital, full-wave data from next-generation sensors, including our VectorSeis sensors. We believe that the combination of our technologies, bases of experience and technology development teams will enable us to accelerate our seismic technology development and advance our capabilities to provide improved digital full-wave imaging solutions.

      Enhanced Ability to Service the Full Reservoir Life Cycle. The GXT acquisition will improve our ability to provide seismic imaging solutions throughout the life cycle of an oil or natural gas reservoir. The combination of our digital seismic data collection and monitoring technology and AXIS’ processing and imaging capabilities, when combined with GXT’s advanced processing and imaging expertise, will improve our ability to extend the use of our seismic services across the productive life of the reservoir.

      Expanded Collaboration with Oil and Gas Customers. GXT has standing relationships with major, independent and national oil and gas companies. We intend to leverage these relationships to provide full-scope seismic solutions through GXT’s ISS services. We believe this approach will enable us to increase the use of our seismic data acquisition and monitoring technologies and services by these oil and gas companies and the seismic contractors who work with them. We also intend to use the relationships to better understand our target customers’ geophysical needs and to develop technologies and services that better address those needs.

Transaction Structure

      We have agreed to pay a total of approximately $134.5 million in cash to purchase all outstanding shares of capital stock of GXT. The purchase price includes cash payments for the cancellation of certain outstanding GXT stock options. Under the stock purchase agreement, GXT stock options not extinguished for cash will become options to purchase I/O common stock. These stock options will be “in-the-money” by an estimated aggregate amount of $15.5 million when assumed upon completion of the GXT acquisition and will be fully vested, but they will not be exercisable until 90 days following the closing of the GXT acquisition.

      In addition, approximately $5.0 million of the purchase price will be held in escrow for one year to facilitate recourse for us in the event of certain breaches or violations of representations and covenants made by GXT or its stockholders under the stock purchase agreement.

      The net proceeds we receive from this offering will be used to pay a portion of the cash component of the purchase price for the GXT acquisition, and the remainder of that cash component will be paid by us from cash on hand. Completion of this offering is conditioned upon the completion of the GXT acquisition.

      The completion of the GXT acquisition is subject to a number of conditions, including the absence of a material breach by either party of its respective representations or covenants contained in the purchase agreement, the absence of a material adverse effect on either party and the delivery of legal opinions and other documentation on behalf of each party. The parties have the right to terminate the GXT acquisition if it is not completed by August 15, 2004. We may also terminate the transaction if we are unable to satisfy our financing requirements to fund the purchase price for the acquisition.

Our Strengths and Challenges

      We believe our strengths include the following:

      A Leader in Subsurface Imaging Technology. We believe that our technology is central to the development of digital full-wave imaging. We expect full-wave imaging to be the next generation of seismic data acquisition and processing. Combined with those of GXT, our proprietary technologies will include our:

•	VectorSeis digital sensors, which allow full-wave data acquisition on land, on the seabed and in-well, and which have been proven effective in nearly 100 field surveys worldwide;

•	processing services incorporating our AXIS subsidiary’s AZIM processing technology, along with GXT’s processing technologies, which, when combined with VectorSeis data, result in higher quality seismic images;

•	positioning and streamer control systems, which support accurate and repeatable surveys in marine applications; and

•	data management software, which facilitates the collection and integration of acquired data streams.

      We believe we have a leading market share in a number of important seismic technologies, including digital sensors, geophones, navigation and data management software, positioning and streamer control systems and anisotropic processing.

      Experienced Management. Our executive management team has extensive experience in the seismic technology and services industry. In April 2003, Robert P. Peebler became our Chief Executive Officer after serving as a member of our Board of Directors since 1999. Mr. Peebler has over 30 years experience in the oil and gas industry, during which he has focused most of his time on recognizing and commercializing new technology to enhance hydrocarbon exploration and production. To help lead the development and implementation of our seismic image-focused strategy, Mr. Peebler recruited several new senior executives to augment our management team, including Jorge Machnizh, Executive Vice President and Chief Operating Officer, J. Michael Kirksey, Executive Vice President and Chief Financial Officer, Chris Friedemann, Vice President— Commercial Development, and Jim Hollis, Vice President— Land Imaging Systems. In addition, Bjarte Fageraas, who served as our Vice President and Chief Technology Officer since 2001, has become Vice President— Marine Imaging Systems. The Concept Systems acquisition further augmented our management team, adding Alastair Hay, Managing Director of Concept Systems, and Alan Faichney, Director of Technology of Concept Systems, among others. With the GXT acquisition, we intend for Mick Lambert, currently President and Chief Executive Officer of GXT, to continue to lead the GXT operations and join our senior management group. In addition, we will inherit an accomplished GXT management team with proven success in the development and commercial application of seismic processing technology.

      Strategic Alliances with Oil Companies. In October 2003, we entered into a non-binding memorandum of understanding to form a strategic seismic technology alliance with Apache

Corporation, a leading independent oil and gas exploration and production company. This alliance is designed to accelerate the adoption of our VectorSeis sensor and AZIM processing and imaging technologies while solving some of the more complex reservoir problems in Apache’s global portfolio. We are pursuing similar strategic alliances with other oil and gas exploration and production companies. The collaborative relationships that GXT has established with oil and gas companies will contribute to these efforts.

      Global Presence. We have resources and operations located in the historical North American oil and gas centers of Houston, New Orleans and Denver as well as key oil and gas centers around the world, including the Middle East, North Sea, Beijing and Moscow. This global presence gives us the local contacts necessary to be responsive with our growing international customer base. GXT adds to this capability with offices in Calgary, London and Aberdeen.

      Despite these strengths, we continue to face a number of serious challenges in our business. We experienced operating losses for the years ended December 31, 2003 and 2002, the seven months ended December 31, 2000, and the years ended May 31, 2000 and 1999. As of December 31, 2003, we had an accumulated deficit of approximately $158.5 million. A number of factors have contributed to our operating losses, including a general downturn in the seismic equipment market, significant charges related to our restructuring activities and research and development expenditures.

      Furthermore, our business is subject to numerous risks. Since our current strategy depends, to a large extent, on market acceptance of our VectorSeis products and other seismic technology, any actual or perceived failures in the performance or reliability of those products would negatively impact our sales and results of operations. In addition, our reliance on a relatively small number of significant customers has traditionally exposed us to risks related to customer concentration. For a discussion of the risks related to our business, please read “Risk Factors” beginning on page 16.

Our Strategy

      Our goal is to integrate the next generation of sensors and processing technology into seismic imaging solutions that will enable oil and gas companies to more cost-effectively find and manage reservoirs throughout the production life cycle. We intend to do this by building on our current technology platforms through both internal development and selective acquisitions. In addition, we intend to use our technology to lower the cost and shorten the cycle times of seismic surveys by replacing labor-intensive processes with more efficient, technology-based systems. Specifically, we intend to:

      Lead the Next Generation of Seismic Imaging Technology. The reservoir discovery and management process has grown increasingly challenging due to greater reservoir depths, more complex and subtle reservoir structures and the need to track fluid movements within hydrocarbon reservoirs. Conventional analog sensor and seismic processing technology has matured and proven unable to adequately meet these more difficult reservoir challenges. Our digital VectorSeis sensor captures significantly greater data than conventional analog sensors. We believe that using VectorSeis sensors in conjunction with the advanced processing techniques of AXIS and GXT generally produces more detailed, better quality seismic images than conventional seismic technology. We believe that these improved images will enable oil and gas companies to more economically find and develop the deeper and more geologically complex and subtle hydrocarbon fields that they are increasingly exploring and developing. We believe that our integrated service and technology offerings across the seismic value chain and our digital sensor and full-wave processing technologies will position us as one of the leaders in subsurface imaging technologies.

      Extend Our Seismic Imaging Solutions Across the Full Reservoir Life Cycle. In the past, seismic imaging has been used primarily to assist in hydrocarbon exploration, rather than in developing, or enhancing production from, a proven field. By comparing detailed images of the same reservoir at different points in time, oil and gas companies can track fluid movements and enhance production from a reservoir. We intend to leverage the strength of Concept Systems in designing and managing 4-D life-of-field projects to work with oil and gas companies to apply our seismic imaging technology to reservoir development and production, as well as exploration. These technologies will include processing services, such as those provided by GXT.

      Reduce the Costs and Cycle Time of the Seismic Process. We intend to collaborate with oil and gas companies through survey planning, data acquisition, processing and image development in order to deliver seismic image solutions. We believe that there are efficiencies to be gained from integrating the process components and improving sequencing and outsourcing logistics, which should shorten the overall cycle time as well as reduce the overall cost of the seismic process to oil and gas companies.

      Make Selective Acquisitions. We intend to pursue selective acquisitions of products and services that accelerate the adoption of our advanced seismic imaging products and services. We seek to acquire and integrate technologies and services that will expand our ability to provide next generation imaging services and products to oil and gas companies and seismic contractors throughout the life of a reservoir. We will continue to identify, evaluate and pursue acquisitions of products, services and organizations that are strategically important to us and our growth strategy. In February 2004, we acquired Concept Systems. We plan to complete the acquisition of GXT concurrently with the consummation of this offering. See “Planned Acquisition of GXT” above and “Recent Developments” below.

      Expand Our Strategic Alliances. We intend to pursue strategic alliances with oil and gas exploration and production companies, which we believe will enable us to more effectively influence technology and equipment deployment in the seismic value chain. These alliances will also provide us with the opportunity to directly market our technology and services for use throughout the reservoir life cycle. Working directly with oil and gas companies will also provide us with valuable information to guide our product development efforts. Our strategic alliance with Apache Corporation is the first of these alliances that we are pursuing. We believe that GXT’s collaborative relationships with oil and gas customers should help us develop other relationships. In addition, we intend to enhance our current relationships with seismic contractors.

Industry Overview

      Oil and gas companies have traditionally used seismic data to reduce exploration risk by creating an image of the subsurface. Typically, an oil and gas company contracts with a geophysical logistics contracting company to acquire seismic data in a selected area. The contractor will often rely on third parties, such as I/ O, to provide the contractor with the technology and equipment necessary for data acquisition. After collection, either the geophysical contractor or another data processor processes the data through algorithms designed to create a seismic image. Geoscientists then interpret the data by reviewing the image and integrating known facts about the surrounding geology.

      In recent years, two principal factors have negatively affected demand for seismic data by oil and gas companies: the maturation of 3-D data collection technology and the business model adopted by geophysical contractors to leverage large fixed investments in equipment. The advent of commercial 3-D seismic data collection in the 1980s caused a sharp increase in demand for seismic data as oil and gas companies sought to capitalize on the improved images from 3-D technology compared to those from 2-D technology. Recently, however, without advances beyond 3-D in imaging technology, oil and gas companies have not had a compelling reason to maintain a high rate of purchasing seismic surveys. Much of the current demand for conventional analog 3-D seismic surveys comes from areas where use of the technology was not quickly adopted, such as China and the Commonwealth of Independent States (CIS).

      The traditional business model employed by geophysical contractors has also impacted demand. In an effort to achieve higher utilization of the large investments needed to conduct 3-D surveys, geophysical contractors increasingly began to collect speculative surveys for their own account as customer-requested demand for surveys declined. Contractors typically selected an area, acquired data using generic acquisition parameters and generic processing algorithms, capitalized the acquisition costs and sold the survey results to multiple parties. These general speculative surveys were not tailored to meet a particular request and caused an oversupply of seismic data. Additionally, since contractors incurred most of the costs of speculative seismic data at the time of acquisition, contractors lowered prices to recover as much of the fixed investment as possible which, in the process, drove margins down.

      We believe that the demand for seismic services will increase. Accelerating global reservoir decline rates coupled with recent reserve writedowns have increased the pressure on oil and gas companies to discover additional reserves. We expect these increased exploration demands to drive increased demand for seismic technology and services. Additionally, oil and gas companies are focusing on deeper hydrocarbon reservoirs with more complex and more subtle structures, making development more challenging. As a result, oil and gas companies are increasingly using seismic data to enhance the development of and production from known fields. By repeating a seismic survey over a defined area, oil and gas companies can detect untapped areas of a reservoir and adjust their drilling program to optimize production. Such time-lapse seismic images are referred to as 4-D surveys and make seismic data relevant to the entire life cycle of the reservoir.

      We also believe that oil and gas companies will increasingly value seismic technology providers who will collaborate with them to tailor surveys that address specific geophysical problems and to apply advanced digital sensor and imaging technologies that account for the geologic peculiarities of a specific area. We believe oil and gas companies will rely less on undifferentiated, mass seismic studies created using analog sensors and traditional processing technologies that do not adequately identify geologic complexities such as lithology and fluid properties.

Recent Developments

      In December 2003, we issued $60.0 million of convertible unsecured notes, which mature in December 2008 and bear interest at an annual rate of 5.5%, payable semi-annually. The notes, which are not redeemable by us prior to their maturity, are convertible into our common stock at an initial conversion rate of 231.4815 shares per $1,000 principal amount of notes (a conversion price of $4.32 per share), which represents approximately 13.9 million total common shares. A portion of the proceeds from the convertible notes offering was applied to repay the remaining $16.0 million outstanding indebtedness under an unsecured promissory note scheduled to mature on May 7, 2004, which bore interest at 13% per annum.

      In accordance with the terms of a registration rights agreement we entered into with the initial purchaser of the convertible notes, we filed a registration statement with the SEC covering resales of the convertible notes and underlying shares of common stock that could be acquired on conversion. On April 30, 2004, this registration statement was declared effective. As a result, and subject to certain exceptions, the convertible notes and approximately 13.9 million shares of common stock that may be acquired on conversion of the convertible notes will become free of previously existing restrictions when and if they are sold under that registration statement.

      On February 23, 2004, we purchased all of the share capital of Concept Systems in a privately negotiated transaction. The total purchase price was approximately $38.4 million in cash, including acquisition costs, and 1,680,000 shares of our common stock. On February 23, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $6.41 per share. The cash used to acquire Concept Systems was primarily from the proceeds of our convertible notes offering completed in December 2003 and from general corporate funds. A portion of the cash component of the purchase price was used to pay down certain outstanding debt of Concept Systems totaling approximately $26.0 million. In connection with the acquisition, we granted to former Concept Systems securityholders certain demand and piggyback registration rights for the shares of our common stock issued in the transaction.

      On April 28, 2004, we announced that Terra Seismic Services A/S, a seismic contractor headquartered in Oslo, Norway, had become the first customer to purchase our VectorSeis Ocean redeployable seabed system. Capable of operating in depths down to approximately 6,500 feet of water, this VectorSeis Ocean system will initially be deployed in the Gulf of Mexico to acquire data for use by a major integrated oil and gas company. We recognized revenue of approximately $3.1 million from this sale in the first quarter of 2004, and expect to receive additional revenues from Terra Seismic of approximately $12.0 million over the next 18 months.

Trademarks, Service Marks and Registered Marks

      The information contained or incorporated by reference in this prospectus contains references to trademarks, service marks and registered marks of Input/ Output and our subsidiaries, as indicated. Except where stated otherwise or unless the context otherwise requires, the terms “VectorSeis,” “Tescorp,” “DigiCourse” and “VectorSeis System Four” refer to our VectorSeis®, Tescorp®, DigiCourse® and VectorSeis System Four® registered marks, and the terms “AZIM,” “True Digital,” “DigiShot,” “Applied MEMS,” “MRX,” “RSR,” “Vib Pro” and “Image” refer to our AZIMTM, True DigitalTM, DigiShotTM, Applied MEMSTM, MRXTM, RSRTM, Vib ProTM and ImageTM trademarks and service marks.

Principal Executive Offices

      Our principal executive offices are located at 12300 Parc Crest Drive, Stafford, Texas 77477. Our telephone number at that location is (281) 933-3339.

THE OFFERING

Common stock offered by Input/ Output, Inc.	20,000,000 shares
Common stock offered by selling stockholders	209,631 shares
Total	20,209,631 shares

Common stock to be outstanding after this offering	73,126,054 shares

Over-allotment option	3,031,445 shares

Use of proceeds	The net proceeds we receive from this offering are expected to be used to pay a portion of the cash component of the purchase price for the GXT acquisition. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. See “Use of Proceeds” on page 30.

Dividend Policy	We do not expect to pay dividends on our shares of common stock for the foreseeable future.

New York Stock Exchange symbol	IO

      The number of shares of common stock to be outstanding after this offering is based on 53,126,054 shares outstanding as of April 30, 2004 and, unless we indicate otherwise, excludes:

•	6,231,287 shares of common stock reserved for issuance under our stock option and stock incentive plans and agreements, of which options to purchase 5,719,131 shares at an average exercise price of $8.00 were outstanding as of April 30, 2004;

•	approximately 13,888,888 shares of common stock issuable upon conversion of our 5.5% senior convertible notes due 2008;

•	an estimated 2,900,000 shares of common stock issuable upon exercise of stock options assumed by I/O in connection with the GXT acquisition; and

•	3,031,445 shares of common stock that the underwriters have an option to purchase solely to cover over-allotments.

RISK FACTORS

      In evaluating an investment in our common stock, prospective investors should carefully consider, along with the other information set forth in this prospectus, the specific factors set forth under “Risk Factors” beginning on page 16.

SUMMARY FINANCIAL DATA

      The following data (except pro forma data), insofar as they relate to each of the years in the three-year period ended December 31, 2003, have been derived from our audited consolidated financial statements, including the consolidated balance sheets at December 31, 2002 and 2003 and the related consolidated statements of operations and cash flows for the three years ended December 31, 2003 and the notes thereto, incorporated by reference into this prospectus. The following data (except pro forma data) relating to the three months ended March 31, 2003 and 2004 have been derived from our unaudited consolidated financial statements, including the consolidated balance sheet at March 31, 2004, and the consolidated statements of operations and of cash flows for the three months ended March 31, 2003 and 2004, and the notes thereto, incorporated by reference into this prospectus. With respect to the unaudited consolidated financial data as of and for the three months ended March 31, 2003 and 2004, in the opinion of our management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Results of operations for the three months ended March 31, 2004 are not necessarily indicative of our operating results for a full year or of our future operations.

      The unaudited pro forma statement of operations data give effect to this offering and the GXT acquisition as if those transactions had been consummated on January 1, 2003. The unaudited pro forma balance sheet data give effect to this offering and the GXT acquisition as if they had been consummated on March 31, 2004. The unaudited pro forma financial data are not necessarily indicative of operating results or financial position that would have been achieved had the GXT acquisition been consummated on the dates indicated and should not be construed as representative of future operating results or financial position. The following data should be read in conjunction with our historical audited and unaudited consolidated financial statements and the related notes thereto, which are incorporated by reference into this prospectus, the Unaudited Pro Forma Financial Statements beginning on page 36, and the historical consolidated financial statements and the related notes of GXT beginning on page F-3.

Summary Financial Data of Input/ Output

					Three Months Ended
	Year Ended December 31,				March 31,

				Pro Forma			Pro Forma
	2001	2002	2003	2003	2003	2004	2004

				(unaudited)	(unaudited)

	(in thousands, except per share data)
Statement of Operations Data(1) :
Net sales	$212,050	$118,583	$150,033	$199,089	$41,177	$36,287	$56,109
Cost of sales	139,478	101,018	122,192	156,888	32,720	24,026	37,511

Gross profit	72,572	17,565	27,841	42,201	8,457	12,261	18,598

Operating expenses (income):
Research and development	29,442	28,756	18,696	18,696	5,518	4,075	4,075
Marketing and sales	11,657	11,218	12,566	17,031	2,811	3,299	4,636
General and administrative	19,695	19,760	16,753	23,883	4,065	4,693	7,141
Gain on sale of assets	—	—	—	—	—	(850)	(850)
Amortization of goodwill	3,873	—	—	—	—	—	—
Impairment of long-lived assets	—	6,274	1,120	1,120	1,120	—	—
Goodwill impairment	—	15,122	—	—	—	—	—

Total operating expenses	64,667	81,130	49,135	60,730	13,514	11,217	15,002

					Three Months Ended
	Year Ended December 31,				March 31,

				Pro Forma			Pro Forma
	2001	2002	2003	2003	2003	2004	2004

				(unaudited)	(unaudited)

	(in thousands, except per share data)
Income (loss) from operations	7,905	(63,565)	(21,294)	(18,529)	(5,057)	1,044	3,596
Interest expense	(695)	(3,124)	(4,087)	(4,498)	(1,345)	(1,496)	(1,622)
Interest income	4,685	2,280	1,903	1,903	591	469	469
Fair value adjustment and exchange of warrant obligation	—	3,252	1,757	1,757	871	—	—
Impairment of investment	—	—	(2,059)	(2,059)	—	—	—
Other income (expense)	574	(798)	976	976	249	16	16

Income (loss) before income taxes	12,469	(61,955)	(22,804)	(20,450)	(4,691)	33	2,459
Income tax expense	3,128	56,770	348	574	588	591	655

Net income (loss)	9,341	(118,725)	(23,152)	(21,024)	(5,279)	(558)	1,804
Preferred dividend	5,632	947	—	—	—	—	—

Net income (loss) applicable to common shares	$3,709	$(119,672)	$(23,152)	$(21,024)	$(5,279)	$(558)	$1,804

Basic income (loss) per common share	$0.07	$(2.35)	$(0.45)	$(0.30)	$(0.10)	$(0.01)	$0.03
Weighted average number of common shares outstanding	51,166	51,015	51,237	71,237	51,195	52,113	72,113

Diluted income (loss) per common share	$0.07	$(2.35)	$(0.45)	$(0.30)	$(0.10)	$(0.01)	$0.02
Weighted average number of diluted common shares outstanding	52,309	51,015	51,237	71,237	51,195	52,113	74,674

Other Data:
Capital expenditures	$9,202	$8,230	$4,587	$9,545	$1,395	$675	$1,270
Depreciation and amortization	17,535	13,237	11,444	23,284	3,574	2,422	7,862
EBITDA(2)	26,014	(47,874)	(9,176)	5,429	(363)	3,482	11,474

	As of		As of
	December 31,		March 31, 2004

	2002	2003	Actual	Pro Forma

			(unaudited)

	(in thousands)
Balance Sheet Data:
Working capital	$114,940	$133,467	$97,994	$86,050
Total assets	249,594	249,204	260,391	435,068
Notes payable and current maturities of long-term debt	2,142	2,687	2,168	7,108
Long-term debt, net of current maturities	51,430	78,516	78,033	80,013
Stockholders’ equity	152,486	133,764	143,733	289,683

(1)	Our results of operations for the years ended December 31, 2001, 2002 and 2003, respectively, include specific charges (where applicable) as discussed in our Notes to Consolidated Financial Statements contained in our Annual Report on Form 10-K (as amended by Form 10-K/A-1 and Form 10-K/A-2) for the year ended December 31, 2003, which is incorporated by reference into this prospectus.

(2)	EBITDA represents our earnings (loss) before net interest expense, income taxes, and depreciation and amortization. See “Reconciliation of Non-GAAP Financial Data” on page 14 .

Summary Financial Data of GXT

      The following data for each of the fiscal years of GXT ended June 30, 2002 and 2003, and the nine months ended March 31, 2003 and 2004, and as of June 30, 2002 and 2003 and March 31, 2004, have been derived from the historical financial statements of GXT and the related notes of GXT beginning on page F-3. With respect to the unaudited consolidated financial data as of and for the nine months ended March 31, 2003 and 2004, in the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Results of operations for the three months ended March 31, 2004 are not necessarily indicative of operating results for a full year or of future operations.

				Nine Months
				Ended
	Year Ended June 30,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)

	(in thousands)
Statement of Operations Data:
Revenues	$18,017	$21,141	$41,019	$29,811	$47,157
Cost of revenues	10,689	13,048	24,571	17,533	29,929

Gross profit	7,328	8,093	16,448	12,278	17,228

Operating expenses:
General and administrative	2,774	3,299	5,934	4,335	6,612
Sales and marketing	3,532	3,065	4,334	3,306	3,425

Total operating expenses	6,306	6,364	10,268	7,641	10,037

Income from operations	1,022	1,729	6,180	4,637	7,191
Interest expense	(662)	(530)	(723)	(517)	(665)

Income before income taxes	360	1,199	5,457	4,120	6,526
Income tax expense	21	233	826	623	2,359

Net income	$339	$966	$4,631	$3,497	$4,167

Other Data:
EBITDA(1)	$2,557	$3,807	$12,878	$9,523	$17,605

	As of June 30,		As of March 31,

	2002	2003	2004

		(in thousands)	(unaudited)
Balance Sheet Data:
Working capital	$(666)	$(7,708)	$(12,935)
Total assets	16,597	31,031	46,164
Line of credit and current maturities of long-term obligations	5,602	7,043	8,715
Long-term obligations	1,661	2,436	2,730
Redeemable preferred stock	10,446	10,446	10,446
Stockholders’ equity (deficit)	(6,953)	(3,158)	451

(1)	EBITDA represents GXT’s earnings (loss) before interest expense, income taxes and depreciation and amortization. See “Reconciliation of Non-GAAP Financial Data” below.

Reconciliation of Non-GAAP Financial Data

      EBITDA is used as a supplemental financial measure by our management and by external users of financial statements to assess:

•	the financial performance of assets without regard to financing methods, capital structures or historical cost basis;

•	the ability of assets to generate cash sufficient to pay interest on our indebtedness; and

•	operating performance and return on invested capital as compared to those of other companies in the seismic industry, without regard to financing methods and capital structure.

      EBITDA has limitations as an analytical tool and should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with generally accepted accounting principles (GAAP). EBITDA excludes some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Limitations to using EBITDA as an analytical tool include the following:

•	EBITDA does not reflect cash expenditures or future requirements for capital expenditures or capital commitments;

•	EBITDA does not reflect changes in, or cash requirements necessary to service interest or principal payments on, debt;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	other companies in the seismic industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

      The following table presents a reconciliation of the non-GAAP financial measures of our and GXT’s EBITDA to the most directly comparable GAAP financial measures on a historical basis and on a pro forma basis for each of the periods indicated.

      I/O’s EBITDA represents earnings (loss) before net interest expense, income taxes and depreciation and amortization. I/O’s reconciliation of EBITDA to net income (loss) is as follows:

					Three Months Ended
	Year Ended December 31,				March 31,

				Pro Forma			Pro Forma
	2001	2002	2003	2003	2003	2004	2004

			(in thousands)		(unaudited)
I/O Reconciliation of EBITDA to Net Income:
Net income (loss)	$9,341	$(118,725)	$(23,152)	$(21,024)	$(5,279)	$(558)	$1,804
Interest expense	695	3,124	4,087	4,498	1,345	1,496	1,622
Interest income	(4,685)	(2,280)	(1,903)	(1,903)	(591)	(469)	(469)
Income tax expense	3,128	56,770	348	574	588	591	655
Depreciation and amortization expense	17,535	13,237	11,444	23,284	3,574	2,422	7,862

EBITDA	$26,014	$(47,874)	$(9,176)	$5,429	$(363)	$3,482	$11,474

      EBITDA of GXT represents GXT’s earnings (loss) before interest expense, income taxes and depreciation and amortization. GXT’s reconciliation of EBITDA to net income is as follows:

				Nine Months		Three Months
				Ended		Ended
	Year Ended June 30,			March 31,		March 31,

	2001	2002	2003	2003	2004	2004

				(unaudited)

			(in thousands)
GXT Reconciliation of EBITDA to Net Income:
Net income (loss)	$339	$966	$4,631	$3,497	$4,167	$2,067
Interest expense	662	530	723	517	666	252
Income tax expense	21	233	826	623	2,359	1,171
Depreciation and amortization	1,535	2,078	6,698	4,886	10,413	4,820

EBITDA	$2,557	$3,807	$12,878	$9,523	$17,605	$8,310

RISK FACTORS

      An investment in our common stock involves risks. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition, results of operations or prospects could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus, including the documents it incorporates by reference, also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus. The following risk factors relate to our current and anticipated business, and would also apply to our company after giving effect to the GXT acquisition.

Risks Related to Our Planned Acquisition of GXT

We may not realize the anticipated benefits of the GXT acquisition or be successful in integrating the operations, personnel or technology of GXT.

      There can be no assurance that the anticipated benefits of the GXT acquisition will be realized or that our integration of the operations, personnel and technology of GXT will be successful. Likewise, no assurances can be given that our business plan with respect to GXT’s services and products will prove successful. The integration of GXT will require the experience and expertise of certain managers and key employees of GXT who are expected to be retained by us. There can be no assurance that the GXT managers and key employees retained by us will remain with us for the time period necessary to successfully integrate GXT into our operations.

The GXT acquisition will increase our exposure to the risks experienced by more technology-intensive companies.

      GXT’s business, being more concentrated in processing services and proprietary technologies than our traditional business, will expose us to the risks typically encountered by smaller technology companies that are more dependent on proprietary technology protection and research and development. These risks include:

•	future competition from more established companies entering the market;

•	product obsolescence;

•	dependence upon continued growth of the market for seismic data processing;

•	the rate of change in the markets for GXT’s technology and services;

•	research and development efforts not proving sufficient to keep up with changing market demands;

•	dependence on third-party software for inclusion in GXT’s products and services;

•	misappropriation of GXT’s technology by other companies;

•	alleged or actual infringement of intellectual property rights that could result in substantial additional costs;

•	recruiting, training and retaining technically skilled personnel that could increase GXT’s costs or limit its growth; and

•	the ability to maintain traditional margins for certain of our seismic data processing services.

      GXT has recently experienced a weakening in prices for its pre-stack depth migration processing services. No assurance can be given as to whether this trend will continue, worsen or improve.

The GXT acquisition may alienate a number of our traditional seismic contractor customers with whom GXT competes and adversely affect sales to and revenues from those customers.

      GXT’s business in processing seismic data competes with a number of our traditional customers that are seismic contractors. Many of these companies not only offer their customers— generally major, independent and national oil companies— the traditional services of conducting seismic surveys, but also the processing and interpretation of the data acquired from those seismic surveys. In that regard, GXT’s processing services may directly compete with these contractors’ service offerings and may adversely affect our relationships with them, which could result in reduced sales and revenues from these seismic contractor customers.

GXT is named as a defendant in a suit by WesternGeco in connection with GXT’s hiring of certain former WesternGeco employees.

      In December 2002, GXT was named as a defendant in a lawsuit filed by WesternGeco. WesternGeco, a provider of seismic processing technologies, is a competitor of GXT and a significant customer of I/O. In the petition, WesternGeco alleges that GXT engaged in unfair competition, tortious interference and misappropriation of trade secrets and confidential information in connection with its hiring of a small number of former WesternGeco employees. An adverse judgment in the WesternGeco litigation following the GXT acquisition could negatively impact our business, and contentious litigation could injure our existing relationship with WesternGeco.

Risks Related to Our Business and Our Common Stock

We may not gain rapid market acceptance for our VectorSeis products, which could materially adversely affect our results of operations and financial condition.

      We have spent considerable time and capital developing our VectorSeis products line. Because VectorSeis products rely on a new digital sensor, our ability to sell our VectorSeis products will depend on acceptance of our digital sensor and technology solutions by geophysical contractors and exploration and production companies. If our customers do not believe that our digital sensor delivers higher quality data with greater operational efficiency, our results of operations and financial condition will be materially adversely affected.

      System reliability is an important competitive consideration for seismic data acquisition systems. Even though we attempt to assure that our systems are always reliable in the field, the many technical variables related to operations can cause a combination of factors that can and have from time to time caused service issues with our analog products. If our customers believe that our analog products have reliability issues, then those customers may delay acceptance of our new products and reduce demand for our analog products. Our business, our results of operations and our financial condition, therefore, may be materially adversely affected.

      While we believe that our new VectorSeis System Four land data acquisition system has made significant improvements in both field troubleshooting and reliability compared to our legacy systems, products as complex as this system sometimes contain undetected errors or bugs when first introduced. Despite our testing program, these undetected errors may not be discovered until the product is purchased and used by a customer. If our customers deploy our new products and they do not work correctly, our relationship with our customers may be materially adversely affected. Errors may be found in future releases of our products, and these errors could impair the market acceptance of our products. If our customers do not accept our new products as rapidly as we anticipate, our business, our results of operations and our financial condition may be materially adversely affected.

We may not be able to generate sufficient cash flows to meet our operational, growth and debt service needs.

      Our cash and cash equivalents declined from $76.2 million at December 31, 2002 to $59.5 million at December 31, 2003, a decrease of $16.7 million, or 22%. At March 31, 2004, our cash and cash equivalents had decreased to $25 million primarily due to our payment of approximately $38.4 million cash, including acquisition costs, to acquire Concept Systems in February 2004. Our ability to fund our operations, grow our business and to make scheduled payments on our indebtedness and our other obligations, including our convertible notes, will depend on our financial and operating performance, which in turn will be affected by general economic conditions in the energy industry and by many financial, competitive, regulatory and other factors beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future sources of capital will be available to us in an amount sufficient to enable us to service our indebtedness or to fund our other liquidity needs.

      If we are unable to generate sufficient cash flows to fund our operations, grow our business and satisfy our debt obligations, we may have to undertake additional or alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds that may be realized from those sales, or that additional financing could be obtained on acceptable terms, if at all. Our inability to generate sufficient cash flows to satisfy debt obligations, or to refinance our indebtedness on commercially reasonable terms, would materially adversely affect our financial condition and results of operations and our ability to satisfy our obligations under the convertible notes.

The loss of any significant customer could materially adversely affect our results of operations and financial condition.

      We rely on a relatively small number of significant customers. Consequently, our business is exposed to the risks related to customer concentration. During 2003 and for the three months ended March 31, 2004, BGP, an international seismic contractor and subsidiary of the China National Petroleum Corporation, accounted for approximately 28% and 13%, respectively, of our consolidated net sales. In 2002, two of our largest customers, WesternGeco and Laboratory of Regional Geodynamics Limited, were responsible for approximately 11% and 10%, respectively, of our consolidated net sales. The loss of any of our significant customers or a deterioration in our relations with any of them could materially adversely affect our results of operations and financial condition.

Our past business reorganization and facilities closure actions may not yield the benefits we expect and could harm our financial condition, reputation and prospects.

      We have significantly reduced our corporate and operational headcount, closed certain manufacturing facilities and combined certain of our business units. These activities may not yield the benefits we expect, and may raise product costs, delay product production, result in labor disruptions or labor-related legal actions against us or create inefficiencies in our business. In addition, if the markets for our products do not improve, we will take additional restructuring actions to address these market conditions. Any such additional actions could result in additional restructuring charges.

If we fail to implement our business strategy, our financial condition and results of operations could be materially adversely affected.

      Our future financial performance and success are dependent in large part upon our ability to successfully implement our business strategy to introduce new seismic technologies and to reduce costs through outsourcing manufacturing and certain research and development activities. We cannot assure you that we will be able to successfully implement our business strategy or improve our operating results. In particular, we cannot assure you that we will be able to stimulate sufficient demand for our VectorSeis products, our AZIM processing services or our traditional analog product line, to execute our growth strategy (including acquisitions) or to sufficiently reduce our costs to achieve required efficiencies. Our strategic direction also may give rise to unforeseen costs, which could wholly or partially offset any expense reductions or other financial benefits we attain as a result of the changes to our business.

      We are in the process of evaluating and may, from time to time in the future, evaluate the acquisition of assets or operations that complement our existing businesses. We cannot estimate what impact, if any, our acquisition of these assets or operations may have on our business.

      Furthermore, we cannot assure you that we will be successful in our acquisition efforts or that we will be able to effectively manage expanded or acquired operations. Our ability to achieve our acquisition or expansion objectives and to effectively manage our growth depends on a number of factors, including:

•	our ability to identify appropriate acquisition targets and to negotiate acceptable terms for their acquisition;

•	our ability to integrate new businesses into our operations; and

•	the availability of capital on acceptable terms.

      Our business strategy may require additional funding, which may be provided in the form of additional debt, equity financing or a combination thereof. We cannot assure you that we will be able to obtain this financing, and if so, on advantageous terms and conditions.

      Implementation of our business strategy could be affected by a number of factors beyond our control, such as increased competition, general economic conditions or increased operating costs. Any failure to successfully implement our business strategy could materially adversely affect our financial condition and results of operations. We may, in addition, decide to alter or discontinue certain aspects of our business strategy at any time.

Technologies and businesses that we acquire may be difficult to integrate, disrupt our business, dilute stockholder value or divert management attention.

      An important aspect of our current business strategy has been to seek new technologies, products and businesses to broaden the scope of our existing and planned product lines and technologies. Acquisitions may result in unexpected costs, expenses and liabilities. For example, during 2002, we acquired certain assets of S/N Technologies and, in April 2003, we invested $3.0 million in Energy Virtual Partners (EVP). These transactions were not successful, and we have since completely written down the costs of the assets we purchased from S/N Technologies and have written down our investment in EVP to its liquidation value of $1.0 million.

      Our ability to achieve our expansion and acquisition objectives will also depend on the availability of capital on acceptable terms. Our combined businesses resulting from any acquisitions may not be able to generate sufficient operating cash flows in order for us to obtain additional financing or fund our acquisition strategy.

      Acquisitions expose us to:

•	increased costs associated with the acquisition and operation of the new businesses or technologies and the management of geographically dispersed operations;

•	risks associated with the assimilation of new technologies, operations, sites and personnel;

•	the possible loss of key employees;

•	risks that any technology we acquire may not perform as well as we had anticipated;

•	the diversion of management’s attention and other resources from existing business concerns;

•	the potential inability to replicate operating efficiencies in the acquired company’s operations;

•	the inability to generate revenues to offset associated acquisition costs;

•	the continuing need to maintain uniform standards, controls, and procedures;

•	the impairment of relationships with employees and customers as a result of any integration of new and inexperienced management personnel; and

•	the risk that acquired technologies do not provide us with the benefits we anticipated.

      Our integration of acquired businesses requires significant efforts from the management of each entity, including coordinating existing business plans and research and development efforts. Integrating operations may distract management’s attention from the day-to-day operation of the combined companies. Ultimately, our attempts to integrate the operations, technology and personnel of acquired businesses may not be successful. If we are unable to successfully integrate acquired businesses, including Concept Systems, which we acquired in February 2004, our future results will be negatively impacted.

      Acquisitions may also result in the issuance of dilutive equity securities, the incurrence or assumption of debt and additional expenses associated with the amortization of acquired intangible assets or potential businesses. There is no assurance that past or future acquisitions will generate additional income, cash flows or provide any benefit to our business.

We have developed outsourcing arrangements with third parties to manufacture some of our products. If these third parties fail to deliver quality products or components at reasonable prices on a timely basis, we may alienate some of our customers and our revenues, profitability and cash flow may decline.

      As part of our strategic direction, we are increasing our use of contract manufacturers as an alternative to our own manufacture of products. If, in implementing this outsourcing initiative, we are unable to identify contract manufacturers willing to contract with us on competitive terms and to devote adequate resources to fulfill their obligations to us, or if we do not properly manage these relationships, our existing customer relationships may suffer. In addition, by undertaking this initiative, we are exposed to the risk that the reputation and competitiveness of our products and services may deteriorate as a result of the reduction of our control over quality and delivery schedules. We also may experience supply interruptions, cost escalations and competitive disadvantages if our contract manufacturers fail to develop, implement or maintain manufacturing methods appropriate for our products and customers.

      If any of these risks are realized, our revenues, profitability and cash flow may decline. In addition, as we rely more heavily on contract manufacturers, we may have fewer personnel resources with expertise to manage problems that may arise from these third-party arrangements.

The current oversupply of seismic data and downward pricing pressures has, and may continue to, adversely affect our operations and significantly reduce our operating margins and income.

      The current industry-wide oversupply of speculative surveys conducted and collected by geophysical contractors, and their practice of lowering prices to their customers for these surveys in order to recover investments in assets used to conduct 3-D surveys, has in recent years adversely affected our results of operations and financial condition. Particularly during periods of reduced levels of exploration for oil and gas, the oversupply of seismic data and downward pricing pressures limit our ability to meet sales objectives and maintain profit margins for our products and sustain growth of our business. These industry conditions have reduced, and if continued into the future, will reduce, our revenues and operating margins.

Oil and gas companies and geophysical contractors will reduce demand for our products and services if the level of exploration expenditures continues to remain relatively low.

      Historically, demand for our products has been sensitive to the level of exploration spending by oil and gas companies and geophysical contractors. Exploration expenditures have tended in the past to follow trends in the price of oil and gas, which have fluctuated widely in recent years in response to relatively minor changes in supply and demand for oil and gas, market uncertainty and a variety of other factors beyond our control. Prolonged reductions in oil and gas prices will generally depress the level of exploration activity and correspondingly depress demand for our products and services. A prolonged downturn in market demand for our products or services will have a material adverse effect on our results of operations and financial condition. Additionally, we cannot assure you that increases in oil and gas prices will increase demand for our products and services or otherwise have a positive effect on our results of operations or financial condition.

      Factors affecting the prices of oil and gas include:

•	level of demand for oil and gas;

•	worldwide political, military and economic conditions, including the ability of the Organization of Petroleum Exporting Countries (OPEC) to set and maintain production levels and prices for oil;

•	level of oil and gas production;

•	government policies regarding the exploration for, and production and development of, oil and gas reserves in their jurisdictions; and

•	global weather conditions.

      The markets for oil and gas historically have been volatile and are likely to continue to be so in the future. In addition, we cannot predict the effect that the development of alternative energy sources might have on our operations.

We have a history of operating losses and we may have losses in the future.

      As of and for the year ended December 31, 2003, we had:

•	an accumulated deficit of approximately $158.5 million; and

•	incurred loss from operations of $21.3 million and net loss of $23.2 million.

      We also had operating losses and net losses for the year ended December 31, 2002, the seven months ended December 31, 2000 and the year ended May 31, 2000. While we intend to increase our revenues, operating income and net income through acquisitions and internal growth, there can be no assurance we will be successful and our business and financial condition could be materially adversely affected.

      Additional funds may not be available on acceptable terms, if at all. If adequate funds are unavailable from operations or additional sources of financing, we might be forced to reduce or delay acquisitions or capital expenditures, sell assets, reduce operating expenses, refinance all or a portion of our debt, or delay or reduce important initiatives, such as marketing programs and research or development programs.

      In addition, we may seek to raise any necessary additional funds through equity or debt financings, convertible debt financing, alliance arrangements with corporate partners or other sources, which may be dilutive to existing stockholders and may cause the price of our common stock to decline.

Our debt service obligations and cash requirements to fund our operations could harm our ability to operate our business.

      As of March 31, 2004, after giving effect to the GXT acquisition, on a pro forma basis, we would have had approximately $87.1 million of total indebtedness outstanding (including lease obligations under our facilities lease-back arrangements), and for the three months ended March 31, 2004 and for the year ended December 31, 2003 our interest expense would have been approximately $1.6 million and $4.5 million, respectively. Our level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay when due the principal of, interest on or other amounts due in respect of our indebtedness. Our ability to make scheduled payments of principal or interest on, or to refinance, our indebtedness depends on our future business performance, which is subject to many economic, financial, competitive and other factors beyond our control. In addition, we may incur additional debt from time to time to finance strategic acquisitions, investments, joint ventures or for other purposes, subject to the restrictions in the documents governing our indebtedness. If we incur additional debt, the risks associated with our substantial leverage would increase.

      Our degree of leverage may have important consequences to you, including the following:

•	we may have difficulty satisfying our obligations under our indebtedness and, if we fail to comply with these requirements, an event of default could result;

•	we may be required to dedicate a substantial portion of our cash flow from operations to required payments on indebtedness, thereby reducing the availability of cash flow for working capital, capital expenditures and other general corporate activities;

•	covenants relating to future debt may limit our ability to obtain additional financing for working capital, capital expenditures and other general corporate activities;

•	covenants relating to future debt may limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	we may be more vulnerable to the impact of economic downturns and adverse developments in our business; and

•	we may be placed at a competitive disadvantage against any less leveraged competitors.

      The occurrence of any one of these events could have a material adverse effect on our business, financial condition, results of operations and prospects.

      We have typically financed operations from internally generated cash and funds from equity and debt financings. Our cash and cash equivalents decreased $16.7 million, or 22%, from December 31, 2002 to December 31, 2003. This decrease was primarily due to net cash used in operating activities of $33.1 million and the payment of $31.0 million of indebtedness under the unsecured promissory note we had issued to SCF Partners in August 2002 (SCF Note). These factors were partially offset by the $56.5 million of net proceeds from our issuance of convertible securities in December 2003. At March 31, 2004, our cash and cash equivalents had decreased to $25.0 million primarily due to our payment of approximately $38.4 million cash, including acquisition costs, to acquire Concept Systems in February 2004.

      There is increasing risk that our collections cycle will further lengthen as we anticipate a larger percentage of our sales will be to foreign customers, particularly in China and the CIS. We currently do not have in place a line of credit or similar source of liquidity to support our working capital needs.

      We cannot assure you that our sources of cash will be sufficient to meet our anticipated future capital requirements. We used a substantial portion of the proceeds from the sale of the convertible notes to repay in full the approximately $16.0 million of outstanding indebtedness under the SCF Note and we used a total of $38.4 million cash, including acquisition costs, from such proceeds and from our general corporate funds for the Concept Systems acquisition in February 2004. As a result, the proceeds from the offering of the convertible notes are not available to fund our future capital requirements and contractual obligations.

We derive a substantial amount of our revenues from foreign sales, which pose additional risks.

      Sales to destinations outside of North America accounted for approximately 77% of our consolidated net sales for the year ended December 31, 2003, and approximately 80% of our consolidated net sales for the three month period ended March 31, 2004. We believe that export sales will remain a significant percentage of our revenue. United States export restrictions affect the types and specifications of products we can export. Additionally, to complete certain sales, United States laws may require us to obtain export licenses, and we cannot assure you that we will not experience difficulty in obtaining these licenses. Operations and sales in countries other than the United States are subject to various risks peculiar to each country. With respect to any particular country, these risks may include:

•	expropriation and nationalization;

•	political and economic instability;

•	armed conflict and civil disturbance;

•	currency fluctuations, devaluations and conversion restrictions;

•	confiscatory taxation or other adverse tax policies;

•	tariff regulations and import/export restrictions;

•	governmental activities that limit or disrupt markets, or restrict payments or the movement of funds; and

•	governmental activities that may result in the deprivation of contractual rights.

      There is increasing risk that our collections cycle will further lengthen as we anticipate a larger percentage of our sales will be to foreign customers, particularly those in China and the CIS.

      The majority of our foreign sales are denominated in United States dollars. An increase in the value of the dollar relative to other currencies will make our products more expensive, and therefore less competitive, in foreign markets.

      In addition, we are subject to taxation in many jurisdictions and the final determination of our tax liabilities involves the interpretation of the statutes and requirements of taxing authorities worldwide. Our tax returns are subject to routine examination by taxing authorities, and these examinations may result in assessments of additional taxes, penalties and/or interest.

The rapid pace of technological change in the seismic industry requires us to make substantial research and development expenditures and could make our products obsolete.

      The markets for our products are characterized by rapidly changing technology and frequent product introductions. We must invest substantial capital to maintain a leading edge in technology, with no assurance that we will receive an adequate rate of return on such investments. If we are unable to develop and produce successfully and timely new and enhanced products, we will be unable to compete in the future and our business, our results of operations and financial condition will be materially adversely affected.

Competition from sellers of seismic data acquisition systems and equipment is intensifying and could adversely affect our results of operations and financial condition.

      Our industry is highly competitive. Our competitors have been consolidating into better-financed companies with broader product lines. Certain of our competitors are affiliated with seismic contractors, which forecloses a portion of the market to us. Some of our competitors have greater name recognition, more extensive engineering, manufacturing and marketing capabilities, and greater financial, technical and personnel resources than those available to us. Our ability to compete effectively in the manufacture and sale of seismic instruments and data acquisition systems depends principally upon continued technological innovation, as well as our reputation for quality, our ability to deliver on schedule and price.

      Our competitors have expanded or improved their product lines, which has adversely affected our results of operations. One competitor has introduced a lightweight land seismic system that we believe has made our current land system more difficult to sell at acceptable margins. In addition, another competitor introduced a marine solid streamer product that competes with our oil-filled towed streamer product. Streamers are towed behind marine vessels to acquire seismic data in marine environments and can either be solid or oil-filled. Our net sales of marine streamers have been, and will continue to be, adversely affected by customer preferences for solid products. In May 2003, we decided to cancel our internal project to develop a solid streamer product.

Further consolidation among our significant customers could materially adversely affect us.

      Historically, a relatively small number of customers has accounted for the majority of our net sales in any period. In recent years, our customers have been rapidly consolidating, thereby shrinking the demand for our products. The loss of any of our significant customers to further consolidation could materially adversely affect our results of operations and financial condition.

Large fluctuations in our sales and gross margins can result in operating losses.

      As our products are technologically complex, we experience a very long sales cycle. In addition, the revenues from any particular sale can vary greatly from our expectations due to changes in customer requirements. These factors create substantial fluctuations in our net sales from period to period. Variability in our gross margins compound the uncertainty associated with our sales cycle. Our gross margins are affected by the following factors:

•	pricing pressures from our customers and competitors;

•	product mix sold in a period;

•	inventory obsolescence;

•	unpredictability of warranty costs;

•	changes in sales and distribution channels;

•	availability and pricing of raw materials and purchased components; and

•	absorption of manufacturing costs through volume production.

      We must establish our expenditure levels for product development, sales and marketing and other operating expenses based, in large part, on our forecasted net sales and gross margins. As a result, if net sales or gross margins fall below our forecasted expectations, our operating results and financial condition are likely to be adversely affected because not all of our expenses vary with our revenues.

Write-offs related to the impairment of long-lived assets and other non-cash charges may adversely impact our profitability.

      We may incur significant non-cash charges related to impairment write-downs of our long-lived assets, including goodwill and other intangible assets. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” we recorded an impairment charge of $15.1 million in 2002 relating to our analog land products reporting unit. Also, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we recorded an impairment charge relating to other long-lived assets of $6.3 million in 2002 (relating to the impairment of our Alvin, Texas manufacturing facility, the leasehold improvements in our Norwich, U.K. geophone stringing facility and certain related manufacturing equipment at both facilities) and $1.1 million in 2003 (relating to the cancellation of our solid streamer project within our Marine Imaging segment in the first quarter of 2003).

      We will continue to incur non-cash charges related to amortization of other intangible assets. We are required to perform periodic impairment reviews of our goodwill at least annually. To the extent these reviews conclude that the carrying value of our goodwill exceeds its implied fair value, we will be required to record an impairment charge to write down our goodwill to its implied fair value. Also, we periodically evaluate the net realizable values of our other long-lived assets. To the extent these reviews conclude that the expected future cash flows generated from our business activities are not sufficient to recover the cost of our other long-lived assets, we will be required to measure and record an impairment charge to write down these assets to their net realizable values. We conduct our annual goodwill assessment in the fourth quarter of each year. We cannot assure you that upon completion of this and subsequent reviews, a material impairment charge will not be recorded. If this and future periodic reviews determine that our assets are impaired and a write down is required, it will adversely impact or delay our profitability.

Our outsourcing relationships may require us to purchase inventory when demand for products produced by third-party manufacturers is low.

      Under a few of our outsourcing arrangements, our contract manufacturers purchase agreed-upon inventory levels to meet our forecasted demand. Since we typically operate without a significant backlog of orders for our products, our manufacturing plans and inventory levels are principally based on sales forecasts. If demand proves to be less than we originally forecasted, these contract manufacturers have the right to require us to purchase any excess or obsolete inventory. Should we be required to purchase inventory under these provisions, we may have to hold inventory that we may never utilize.

      To date, we have not been required to purchase any fixed amount of excess inventory under our outsourcing arrangements, and we have no existing obligation to purchase any such fixed amount of excess inventory. We are in the process of revising our sales forecasting techniques with our Contract Manufacturers, providing short-term forecasts (usually less than three months) rather than long-term forecasts, which should assist with mitigating the risk that we will significantly overestimate our inventory needs from these outsourcers.

We may be unable to obtain broad intellectual property protection for our current and future products and we may become involved in intellectual property disputes.

      We rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary technologies. We believe that the technological and creative skill of our employees, new product developments, frequent product enhancements, name recognition and reliable product maintenance are the foundations of our competitive advantage. Although we have a considerable portfolio of patents, copyrights, trademarks and trade secrets, these property rights offer us only limited protection. Our competitors may attempt to copy aspects of our products despite our efforts to protect our proprietary rights, or may design around the proprietary features of our products. Policing unauthorized use of our proprietary rights is difficult, and we are sometimes unable to determine the extent to which such use occurs. Our difficulties are compounded in certain foreign countries where the laws do not offer as much protection for proprietary rights as the laws of the United States.

      Third parties inquire and claim from time to time that we have infringed upon their intellectual property rights. Any such claims, with or without merit, could be time consuming, result in costly litigation, result in injunctions, require product modifications, cause product shipment delays or require us to enter into royalty or licensing arrangements. Such claims could have a material adverse affect on our results of operations and financial condition.

      As of the date of this prospectus, we are not aware of any parties that intend to pursue intellectual property claims against us.

Significant payment defaults under extended financing arrangements could adversely affect us.

      We often sell to customers on payment terms other than cash on delivery. We allow many of our customers to finance substantial purchases of our products through the issuance to us of promissory notes. The terms of these promissory notes initially range from eight months to five years. As of March 31, 2004, we had outstanding accounts receivable of approximately $33.9 million and notes receivable of approximately $17.9 million. Significant payment defaults by customers could have a material adverse effect on our results of operations and financial condition.

      Approximately $10.6 million of our total notes receivable outstanding at April 30, 2004 related to one customer, a subsidiary of a major Russian energy company. During 2003, this customer became delinquent on approximately $0.8 million of its scheduled principal and interest payments, in addition to becoming delinquent on $1.8 million of its trade payable to us. In January 2004, we refinanced the delinquent portion of its notes and accounts payable to us into a new note totaling $2.6 million, with payments due in equal installments over a twelve month period. The customer recently encountered financial difficulties as a result of an industrial accident and, as a result, became delinquent on approximately $2.3 million of its scheduled payments to us. Based on our internal credit review and discussions with the customer and its parent company, we currently expect the customer will pay all of its obligations in full and, therefore, no allowance has been established for these receivables. However, there can be no assurance that the customer will not continue to experience financial difficulties or that we will receive timely payment in full.

      With respect to customer defaults, our levels of expense for loan loss in recent periods have been as follows:

Period Ended	Expense for Loan Loss

(in thousands)
Year ended May 31, 2000	$7,057
Seven months ended December 31, 2000	1,305
Year ended December 31, 2001	1,577
Year ended December 31, 2002	158
Year ended December 31, 2003	—

      The above table of expense for loan loss may not be indicative of future trends.

Our operations, and the operations of our customers, are subject to numerous government regulations, which could adversely limit our operating flexibility.

      Our operations are subject to laws, regulations, government policies and product certification requirements worldwide. Changes in such laws, regulations, policies or requirements could affect the demand for our products or result in the need to modify products, which may involve substantial costs or delays in sales and could have an adverse effect on our future operating results. Our export activities are also subject to extensive and evolving trade regulations. Certain countries are subject to restrictions, sanctions and embargoes imposed by the United States government. These restrictions, sanctions and embargoes also prohibit or limit us from participating in certain business activities in those countries. Our operations are subject to numerous local, state and federal laws and regulations in the United States and in foreign jurisdictions concerning the containment and disposal of hazardous materials, the remediation of contaminated properties and the protection of the environment. These laws have been changed frequently in the past, and there can be no assurance that future changes will not have a material adverse effect on us. In addition, our customers’ operations are also significantly impacted by laws and regulations concerning the protection of the environment and endangered species. Consequently, changes in governmental regulations applicable to our customers may reduce demand for our products. For instance, regulations regarding the protection of marine mammals in the Gulf of Mexico may reduce demand for our airguns and other marine products. To the extent that our customers’ operations are disrupted by future laws and regulations, our business and results of operations may be materially adversely affected.

Disruption in vendor supplies will adversely affect our results of operations.

      Our manufacturing processes require a high volume of quality components. Certain components used by us are currently provided by only one supplier. We may, from time to time, experience supply or quality control problems with suppliers, and these problems could significantly affect our ability to meet production and sales commitments. Reliance on certain suppliers, as well as industry supply conditions, generally involves several risks, including the possibility of a shortage or a lack of availability of key components and increases in component costs and reduced control over delivery schedules; any of these could adversely affect our future results of operations.

Our stock price may fluctuate, and your investment in our stock could decline in value.

      The average daily trading volume of our common stock for the three months ended March 31, 2004, was approximately 665,289 shares. The trading volume of our stock may contribute to its volatility, and an active trading market in our stock might not continue.

      If substantial amounts of our common stock were to be sold in the public market, the market price of our common stock could decline. Some of the other factors that can affect our stock price are:

•	future demand for seismic equipment and services;

•	the announcement of new products, services or technological innovations by us or our competitors;

•	the adequacy of our liquidity and capital resources;

•	consolidation among our significant customers;

•	continued variability in our revenues or earnings;

•	changes in quarterly revenue or earnings estimates for us made by the investment community;

•	speculation in the press or investment community about our strategic position, financial condition, results of operations, business or significant transactions; and

•	general perception of the energy or technology sectors of the economy.

      The market price of our common stock may also fluctuate significantly in response to factors that are beyond our control. The stock market in general has recently experienced extreme price and volume fluctuations. In addition, the market prices of securities of technology companies have also been extremely volatile, and have experienced fluctuations that often have been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could result in extreme fluctuations in the price of our common stock, which could cause a decline in the value of our investors’ stock.

If we, or our existing stockholders holding registration rights, sell additional shares of our common stock after this offering, the market price of our common stock could decline.

      The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market after this offering, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, could make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

      Approximately 7,474,000 of our shares of common stock are subject to registration rights, which include the right to require us to register the sale of their shares or the right to include their shares in secondary public offerings we undertake in the future. These holders include Laitram, L.L.C., which has piggyback registration rights with respect to approximately 10.9% of our outstanding common stock before this offering. We also may enter into additional registration rights agreements in the future in connection with any subsequent acquisitions we may undertake. Any sales of our common stock under these registration rights arrangements with these stockholders could be negatively perceived in the trading markets and negatively affect the price of our common stock. Sales of a substantial number of our shares of common stock in the public market under these arrangements, or the expectation of such sales, could cause the market price of our common stock to decline.

Conversion of our outstanding convertible notes will dilute the ownership interests of existing stockholders.

      The conversion of some or all of the convertible notes we issued in December 2003 will dilute the ownership interests of existing stockholders. Sales in the public market of shares of common stock issued upon conversion would apply downward pressure on their prevailing market prices. In addition, the very existence of the convertible notes represent a future issuance, and perhaps a future sale, of our common stock to be acquired on conversion, which could also depress trading prices for our common stock.

Our certificate of incorporation and bylaws, Delaware law and our stockholder rights plan contain provisions that could discourage another company from acquiring us.

      Provisions of Delaware law, our certificate of incorporation, bylaws and stockholder rights plan may discourage, delay or prevent a merger or acquisition that our stockholders may consider favorable, including transactions in which you might otherwise receive a premium for shares of our common stock. These provisions include:

•	authorizing the issuance of “blank check” preferred stock without any need for action by stockholders;

•	providing for a dividend on our common stock, commonly referred to as a “poison pill,” which can be triggered after a person or group acquires, obtains the right to acquire, or commences a tender or exchange offer to acquire, 20% or more of our outstanding common stock;

•	providing for a classified board of directors with staggered terms;

•	requiring supermajority stockholder voting to effect certain amendments to our certificate of incorporation and by-laws;

•	eliminating the ability of stockholders to call special meetings of stockholders;

•	prohibiting stockholder action by written consent; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

The loss of certain members of our senior management team (many of whom have only recently joined our company) could have a material adverse effect on our financial condition and results of operations.

      Our success depends, in part, on the efforts of our senior management and other key employees. These individuals possess sales, marketing, technical, engineering, manufacturing and processing skills that are critical to executing our business strategy. If we lose or suffer an extended interruption in the services of one or more of our senior officers, our financial condition and results of operations may be adversely affected. Moreover, the market for qualified individuals may be highly competitive, and we may not be able to attract and retain qualified personnel to replace or succeed members of our senior management or other key employees, should the need arise.

      While many members of our current senior management team have significant experience working at various large corporations, with some of them working together at those corporations, our senior management has had limited experience working together at our company and implementing our current business strategy. See “Business — Our Strengths and Challenges.”

FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference herein contain statements concerning our future results and performance and other matters that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act). These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “intend,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of such terms or other comparable terminology.

      Examples of other forward-looking statements contained or incorporated by reference in this prospectus include statements regarding:

•	anticipated benefits of our acquisitions, including our acquisition of Concept Systems and our proposed acquisition of GXT;

•	our ability to integrate the operations, personnel and technologies of businesses we acquire;

•	our expected revenues, gross margins, operating income, net income and cash flows;

•	future growth rates and margins for certain of our products and services;

•	the adequacy of our future liquidity and capital resources;

•	anticipated timing and success of commercialization and capabilities of products and services under development;

•	our plans for facility closures and other future business reorganizations;

•	charges we expect to take for future reorganization activities;

•	savings we expect to achieve from our restructuring activities;

•	future demand for seismic equipment and services;

•	future seismic industry fundamentals;

•	future oil and gas commodity prices;

•	future worldwide economic conditions;

•	our expectations regarding future mix of business and future asset recoveries;

•	our expectations regarding realization of deferred tax assets;

•	our beliefs regarding accounting estimates we make;

•	the result of pending or threatened disputes and other contingencies;

•	our future acquisitions and levels of capital expenditures; and

•	our proposed strategic alliances.

      These forward-looking statements reflect our best judgment about future events and trends based on the information currently available to us. Our results of operations can be affected by inaccurate assumptions we make, or by risks and uncertainties known or unknown to us. Therefore, we cannot guarantee the accuracy of the forward-looking statements. Actual events and results of operations may vary materially from our current expectations and assumptions.

      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance, or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform them to actual results.

USE OF PROCEEDS

      We estimate that the net proceeds from the sale of the 20,000,000 shares of common stock by us will be approximately $130.5 million, or approximately $150.3 million if the underwriters exercise their over-allotment option in full, based on a public offering price of $7.00 per share and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

      The net proceeds we receive from this offering will be used to pay a portion of the cash component of the purchase price for the GXT acquisition, and the remainder of that cash component will be paid by us from cash on hand. We expect to complete the GXT acquisition concurrently with the completion of this offering. Completion of this offering is conditioned upon the completion of the GXT acquisition. See “GXT Acquisition— Summary of Transaction” for a description of that transaction.

COMMON STOCK PRICE RANGE

      Our common stock trades on the New York Stock Exchange (NYSE) under the symbol “IO.” The following table sets forth the high and low sales prices of the common stock for the periods indicated, as reported on the NYSE composite tape.

	Common
	Stock Price

	High	Low

Year ended December 31, 2002
First Quarter	$10.00	$7.48
Second Quarter	9.93	7.95
Third Quarter	9.50	4.50
Fourth Quarter	5.90	3.54
Year ended December 31, 2003
First Quarter	4.79	3.40
Second Quarter	5.76	2.91
Third Quarter	6.00	3.61
Fourth Quarter	4.90	3.30
Period ended June 8, 2004
First Quarter	7.82	4.55
Second Quarter (through June 8)	9.60	6.38

      A recent reported last sale price per share for our common stock on the NYSE is set forth on the cover page of this prospectus. At April 30, 2004, there were 681 stockholders of record of our common stock.

DIVIDEND POLICY

      We have not historically paid, and do not intend to pay in the foreseeable future, cash dividends on our common stock. We presently intend to retain cash from operations for use in our business, with any future decision to pay cash dividends on our common stock dependent upon our growth, profitability, financial condition, and other factors our board of directors considers relevant.

CAPITALIZATION

      The following table shows our capitalization as of March 31, 2004:

•	on an actual basis; and

•	on a pro forma basis, to reflect:

•	the consummation of the GXT acquisition; and

•	the sale by us of 20,000,000 shares of our common stock pursuant to this offering (assuming no exercise of the underwriters’ over-allotment option).

      You should read this table in conjunction with our financial statements and the notes to those financial statements incorporated by reference into this prospectus, the Unaudited Pro Forma Financial Statements beginning on page 36, and the historical consolidated financial statements and the related notes of GXT beginning on page F-3.

	March 31, 2004

	Actual	Pro Forma

	(unaudited)

	(in thousands)
Cash and cash equivalents	$25,000	$22,712

Long-term debt, net of current maturities
5.50% Convertible Senior Notes Due 2008	$60,000	$60,000
Other long-term debt	18,033	20,013

Total long-term debt	78,033	80,013

Stockholders’ equity:
Common stock, $0.01 par value; authorized 100,000,000 shares; issued and outstanding: 53,106,829 shares actual, net of treasury stock; and 73,106,829 shares pro forma and as adjusted(1)	540	740
Additional paid-in capital	307,604	453,354
Accumulated deficit	(159,095)	(159,095)
Accumulated other comprehensive income	909	909
Treasury stock, at cost, 791,869 shares	(5,905)	(5,905)
Unamortized restricted stock compensation	(320)	(320)

Total stockholders’ equity	143,733	289,683

Total capitalization	$221,766	$369,696

(1)	Excludes (a) 6,231,287 shares of common stock reserved for issuance under our stock option and incentive plans and agreements, of which options to purchase 5,719,131 shares at an average exercise price of $8.00 were outstanding as of April 30, 2004; (b) approximately 13,888,888 shares of common stock issuable upon conversion of our 5.5% senior convertible notes due 2008; (c) an estimated 2,900,000 shares of our common stock issuable upon exercise of stock options to be assumed in connection with the GXT acquisition; and (d) 3,031,445 shares of common stock that the underwriters have an option to purchase solely to cover over-allotments.

GXT ACQUISITION

Overview of GXT

      GXT is a leading provider of seismic data processing and subsurface imaging services to oil and gas companies. GXT is focused on marine environments and specializes in providing customized imaging solutions utilizing GXT’s expertise in computer processing technology. The improved images derived from GXT’s processing and imaging technology enable oil and gas companies to more easily and economically identify and access hydrocarbon reservoirs. GXT’s geoscientists and computer scientists have developed advanced processing algorithms that incorporate technologies such as illumination analysis, velocity models and pre-stack depth and time migration. GXT leverages the power of parallel computer clusters to process seismic data through these algorithms in order to develop higher-quality, more accurate, clearer images in shorter cycle times than conventional seismic processing.

      Currently, the majority of GXT’s processing and imaging involves data collected with traditional 2-D and 3-D techniques. GXT, however, has several development projects underway to apply its advanced processing technologies to data gathered through multi-component and 4-D time-lapse data collection methods.

      GXT complements its core processing and imaging services with a suite of support services, including:

•	survey design, project management and quality control for seismic data acquisition;

•	data preconditioning for advanced pre-stack depth and time imaging;

•	4-D monitoring of reservoir fluid movement; and

•	outsourced, integrated management of seismic data acquisition and image processing services.

      GXT offers its services to customers on both a project and outsourced basis. Through its Processing and Imaging (P&I) segment, GXT develops images by applying its processing technology to data owned or licensed by its customers. Under these arrangements, its customers separately arrange and pay for survey design, data collection, processing and imaging, and retain exclusive ownership of the data after image development.

      Through its Integrated Seismic Solutions, or ISS, services, GXT manages the entire seismic process, from survey planning and design to data acquisition and management through pre-processing and final subsurface imaging. GXT does not own vessels, field crews or other seismic logistics assets. Rather, it focuses on the more technologically intensive components of the image development process, such as survey planning and design and data processing and interpretation, and outsources the logistics component to geophysical logistics contractors. This flexible approach frees GXT to structure the survey design, data acquisition means and imaging approach to meet its customers’ geophysical objectives as well as its budget and timing constraints. This approach also enables GXT to employ parallel work flows to reduce cycle times and increase image quality. This more limited fixed capital investment provides GXT increased operational flexibility.

      GXT offers its ISS to customers on both a proprietary and multi-client basis. On both bases, the customers fully pre-fund the data acquisition. With the proprietary service, the customer also pays for the imaging and processing and has exclusive ownership of the data post imaging. With the multi-client service, GXT assumes minimal processing risk but retains ownership of the data and images and receives on-going revenue from subsequent image sales. For the nine months ended March 31, 2004, P&I and ISS accounted for 41% and 57% of GXT’s revenues, respectively.

      The majority of GXT’s P&I and ISS services have been applied in the Gulf of Mexico. GXT’s growth plans entail growing its ISS business, enhancing its field development and optimization capabilities and expanding its service offering internationally and to land environments.

      GXT has numerous large oil companies as customers, including British Petroleum, Marathon Oil, TotalFinaElf, ChevronTexaco, ExxonMobil and Pemex. During the nine months ended March 31, 2004, two customers accounted for 16% and 12%, respectively, of GXT’s revenues. No other customer accounted for more than 10% of GXT’s revenues.

      GXT is headquartered in Houston with service centers in other major energy markets, including Calgary, Canada, London, England and Aberdeen, Scotland. GXT also has an experienced employee base. Of its more than 180 employees, over half have advanced degrees in geology, geophysics or other related sciences.

Anticipated Benefits of GXT Acquisition

      We believe that the acquisition of GXT will provide us with several strategic benefits:

      More Balanced Position in the Seismic Value Chain. The GXT acquisition will solidify our transition from primarily manufacturing seismic data collection equipment to providing full-scope seismic technology solutions. In addition, the GXT acquisition will strengthen our expertise and capabilities at each technology link in the seismic value chain, from survey planning and design to data collection management and pre-processing to image development. This broader, more technology-focused and seismic-oriented presence will enable us to deliver additional integrated, full-service imaging solutions to our customers. Additionally, we expect that the more consistent service-based revenue streams from GXT’s business will lessen the historical volatility in our revenues from original equipment manufacturing.

      More Service and Technology Intensive Business Model. We believe that the GXT acquisition will increase our emphasis on human capital, service and technology. We will own advanced technologies across the entire seismic spectrum—from survey planning through final image development, including the critical technologies associated with full-wave or multi-component imaging. These technologies will include our digital, full-wave sensor (VectorSeis) and a multi-component processing capability that GXT will bring to us. While we focus on delivering integrated seismic solutions, we do not intend to participate in the traditional, capital-intensive logistical aspects of field data collection. This approach differs from the conventional seismic contracting model in which significant investment is required for logistics assets, such as boats and crews to collect data in the field.

      Accelerated Development of Imaging Solutions. GXT’s advanced imagining technology, particularly pre-stack depth and time migration solutions, as well as its experience in deep marine environments, complements the advanced velocity imaging technology and experience in land environments that we have developed in our AXIS group. GTX’s pre-stack depth migration solutions involve advanced processing techniques to convert seismic wave time-based information to depth-based information. This conversion to depth-based data is relied upon by geologists to more accurately map subsurface structures. GXT’s pre-stack depth migration techniques are well suited for complex hydrocarbon reservoirs and deeper drilling targets. The accurate time-to-depth conversion that GXT’s techniques feature is important in processing digital, full-wave data from next-generation sensors, including our VectorSeis sensors. We believe that the conjunction of these technologies and experience bases along with the combination of the companies’ technology development teams will enable us to accelerate our seismic technology development and advance our capabilities to provide improved digital full-wave imaging solutions.

      Enhanced Ability to Service the Full Reservoir Life Cycle. The GXT acquisition will improve our ability to provide seismic imaging solutions throughout the life cycle of an oil or natural gas reservoir. The combination of our digital seismic data collection and monitoring technology and AXIS’ processing and imagining capabilities, when combined with GXT’s advanced processing and imaging expertise, will improve our ability to extend the use of our seismic services across the productive life of the reservoir.

      Expanded Collaboration with Oil and Gas Customers. GXT has standing relationships with major, independent and national oil and gas companies. We intend to leverage these relationships and provide full- scope seismic solutions through GXT’s ISS offering. We believe this approach will enable us to increase the use of our seismic data acquisition and monitoring technologies and services by these oil and gas companies and the seismic contractors who work with them. We also intend to use the relationships to better understand our target customers’ geophysical needs and to develop technologies and services that better address those needs.

Summary of Transaction

      We have agreed to pay a total of approximately $134.5 million in cash to purchase all outstanding shares of capital stock of GXT. The purchase price includes cash payments for the cancellation of certain outstanding GXT stock options. Under the stock purchase agreement, GXT stock options not extinguished for cash will become options to purchase I/O common stock. These stock options will be “in-the-money” by an estimated aggregate amount of $15.5 million when assumed upon completion of the GXT acquisition and will be fully vested, but they will not be exercisable until 90 days following the closing of the GXT acquisition.

      In addition, approximately $5.0 million of the purchase price will be held in escrow for one year to facilitate recourse for us in the event of certain breaches or violations of representations and covenants made by GXT or its stockholders under the stock purchase agreement.

      The net proceeds we receive from this offering will be used to pay a portion of the cash component of the purchase price for the GXT acquisition, and the remainder of that cash component will be paid by us from cash on hand. Completion of this offering is conditioned upon the completion of the GXT acquisition.

      The completion of the GXT acquisition is subject to a number of conditions, including the absence of a material breach by either party of its respective representations or covenants contained in the purchase agreement, the absence of a material adverse effect on either party and the delivery of legal opinions and other documentation on behalf of each party. The parties have the right to terminate the GXT acquisition if it is not completed by August 15, 2004. We may also terminate the transaction if we are unable to satisfy our financing requirements to fund the purchase price for the acquisition.

      In the event the GXT acquisition is terminated because we cannot satisfy our financing requirements to fund the purchase price, and GXT has satisfied all of our conditions to closing, we will be required under the terms of the purchase agreement to issue to GXT, as liquidated damages, shares of our common stock valued at $4.5 million based on the average closing price of our common stock for the ten trading days immediately preceding the date of termination, in a transaction exempt from registration under the Securities Act of 1933, as amended. Alternatively, we may satisfy the liquidated damages provision of the purchase agreement by making a cash payment of $4.5 million to GXT. We will not have an obligation to pay these liquidated damages if a material adverse change in the U.S. financial markets occurs which make it, in our judgment, impracticable or inadvisable to complete this offering in order to fund the purchase price.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

      The unaudited pro forma statements of income for the year ended December 31, 2003 and the three months ended March 31, 2004 give pro forma effect to: (1) the GXT acquisition and (2) this offering as described in “Use of Proceeds,” as if the transactions had been consummated on January 1, 2003. See the information included under the captions “Prospectus Summary—Planned Acquisition of GXT—Transaction Structure,” “Prospectus Summary—The Offering,” “Use of Proceeds” and “GXT Acquisition” for a more detailed description of the GXT acquisition and this offering.

      The unaudited pro forma balance sheet as of March 31, 2004 gives pro forma effect to (1) the GXT acquisition and (2) this offering as described under “Use of Proceeds,” as if those transactions had been consummated on March 31, 2004.

      We expect to complete the GXT acquisition concurrently with the completion of this offering. This offering is conditioned upon the completion of the GXT acquisition.

      The unaudited pro forma financial information is based on the assumptions and adjustments described in the accompanying notes. The unaudited pro forma statement of operations does not purport to represent what our results of operations actually would have been if the events described above had occurred as of the date indicated or what our results will be for any future periods. The unaudited pro forma financial statements are based upon assumptions and adjustments that we believe are reasonable. The unaudited pro forma financial statements and the accompanying notes should be read in conjunction with the historical financial statements of I/O and of GXT, including the notes thereto, incorporated by reference or included elsewhere in this prospectus.

      For financial accounting purposes, the assets acquired and the liabilities assumed under the GXT acquisition referred to in these unaudited pro forma financial statements have been or will be recorded at their fair values as of the date of the acquisition. The allocation in these unaudited pro forma financial statements is a preliminary allocation based on an internally prepared valuation of the fair value of the acquired assets and liabilities of GXT. When finalized, the allocation may vary from the allocation presented in these unaudited pro forma financial statements.

INPUT/OUTPUT, INC.

UNAUDITED PRO FORMA STATEMENT OF INCOME

Year Ended December 31, 2003

	Input/	GXT	Pro Forma		Pro Forma
	Output	As Adjusted(1)(2)	Adjustments(1)(3)		Input/Output(1)

	(in thousands, except per share data)
Net sales	$150,033	$49,056	$—		$199,089
Cost of sales	122,192	30,946	3,750	(4)	156,888

Gross profit	27,841	18,110	(3,750)		42,201

Operating expenses:
Research and development	18,696	—	—		18,696
Marketing and sales	12,566	4,465	—		17,031
General and administrative	16,753	7,130	—		23,883
Impairment of long lived assets	1,120	—	—		1,120

Total operating expenses	49,135	11,595	—		60,730

Income (loss) from operations	(21,294)	6,515	(3,750)		(18,529)
Interest expense	(4,087)	(821)	410	(5)	(4,498)
Interest income	1,903	—	—		1,903
Fair value adjustment and exchange of warrant obligation	1,757	—	—		1,757
Impairment of investment	(2,059)	—	—		(2,059)
Other income	976	—	—		976

Income (loss) before income taxes	(22,804)	5,694	(3,340)		(20,450)
Income tax expense (benefit)	348	1,968	(1,742	)(6)	574

Net income (loss)	$(23,152)	$3,726	$(1,598)		$(21,024)

Basic loss per share	$(0.45)				$(0.30)
Diluted loss per share	$(0.45)				$(0.30)
Weighted average number of shares outstanding	51,237		20,000	(7)	71,237
Weighted average number of diluted shares outstanding	51,237		20,000	(7)	71,237

INPUT/OUTPUT, INC.

UNAUDITED PRO FORMA STATEMENT OF INCOME

Three Months Ended March 31, 2004

	Input/	GXT	Pro Forma		Pro Forma
	Output	As Adjusted(1)(2)	Adjustments(1)(3)		Input/Output(1)

	(in thousands, except per share data)
Net sales	$36,287	$19,822	$—		$56,109
Cost of sales	24,026	12,547	938	(4)	37,511

Gross profit	12,261	7,275	(938)		18,598

Operating expenses (income):
Research and development	4,075	—	—		4,075
Marketing and sales	3,299	1,337	—		4,636
General and administrative	4,693	2,448	—		7,141
Gain on sale of assets	(850)	—	—		(850)

Total operating expenses	11,217	3,785	—		15,002

Income (loss) from operations	1,044	3,490	(938)		3,596
Interest expense	(1,496)	(252)	126	(5)	(1,622)
Interest income	469	—	—		469
Other income	16	—	—		16

Income (loss) before income taxes	33	3,238	(812)		2,459
Income tax expense (benefit)	591	1,171	(1,107	)(6)	655

Net income (loss)	$(558)	$2,067	$295		$1,804

Basic income (loss) per share	$(0.01)				$0.03
Diluted income (loss) per share	$(0.01)				$0.02
Weighted average number of shares outstanding	52,113		20,000	(7)	72,113
Weighted average number of diluted shares outstanding	52,113		22,561	(8)	74,674

INPUT/OUTPUT, INC.

UNAUDITED PRO FORMA BALANCE SHEET

March 31, 2004

	Input/		Pro Forma		Pro Forma
	Output	GXT	Adjustments(1)(3)		Input/ Output(1)

	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$25,000	$2,512	$(4,800	)(9)	$22,712
Restricted cash	1,080	—	—		1,080
Accounts receivable, net	33,928	9,536	—		43,464
Unbilled revenue	—	6,455	—		6,455
Current portion notes receivable, net	11,987	—	—		11,987
Inventories	57,333	—	—		57,333
Prepaid expenses and other current assets	3,476	1,100	—		4,576

Total current assets	132,804	19,603	(4,800)		147,607

Notes receivable	5,938	—	—		5,938
Net assets held for sale	2,430	—	—		2,430
Property, plant and equipment, net	28,160	13,319	—		41,479
Seismic data library	—	12,354	—		12,354
Deferred tax asset	1,149	620	(620	)(10)	1,149
Goodwill, net	76,367	—	88,933	(11)	165,300
Other assets, net	13,543	268	45,000	(12)	58,811

Total assets	$260,391	$46,164	$128,513		$435,068

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes payable and current maturities of long-term debt	$2,168	$8,715	$(3,775	)(13)	$7,108
Accounts payable	15,908	2,961	—		18,869
Accrued expenses	14,740	7,957	—		22,697
Deferred revenue	1,994	8,897	—		10,891
Dividends payable	—	1,992	—		1,992
Deferred tax liability	—	2,016	(2,016	)(10)	—

Total current liabilities	34,810	32,538	(5,791)		61,557

Long-term debt, net of current maturities	78,033	2,730	(750	)(14)	80,013
Other long-term liabilities	3,815	—	—		3,815
Redeemable preferred stock	—	10,446	(10,446	)(15)	—
Stockholders’ equity:
Stockholders’ equity	143,733	450	145,500	(16)	289,683

Total stockholders’ equity	143,733	450	145,500		289,683

Total liabilities and stockholders’ equity	$260,391	$46,164	$128,513		$435,068

INPUT/OUTPUT, INC.

NOTES TO PRO FORMA FINANCIAL INFORMATION

(1)	The following is a preliminary estimate of the purchase price (in thousands) for the GXT acquisition:

Cash payment paid for GXT shares	$129,975
Exchange of vested employee stock options	15,500
Payoff of GXT debt	4,525
Acquisition costs	750

Total purchase price	$150,750

This preliminary estimate of the purchase price has been allocated as presented below based on an internally prepared preliminary assessment of the fair value of the assets and liabilities of GXT at March 31, 2004.

	Book Value
	of Assets	Preliminary
	Acquired	Purchase
	(Liabilities	Price	Preliminary
	Assumed)	Allocation	Fair Value

	(in thousands)
Cash and cash equivalents	$2,512	$	$2,512
Accounts receivables	9,536		9,536
Unbilled revenues	6,455		6,455
Prepaid and other current assets	1,100		1,100
Property, plant and equipment	13,319		13,319
Seismic data library	12,354		12,354
Deferred tax asset	620	(620)	—
Other assets	268	45,000	45,268
Goodwill	—	88,933	88,933
Notes payable — current	(8,715)	3,775	(4,940)
Accounts payable	(2,961)		(2,961)
Accrued expenses	(7,957)		(7,957)
Deferred revenue	(8,897)		(8,897)
Deferred tax liability	(2,016)	2,016	—
Long-term debt, net of current maturities	(2,730)	750	(1,980)
Dividends payable	(1,992)		(1,992)

	$10,896	$139,854	$150,750

All liabilities assumed were at their estimated fair values, as were the seismic data library and the property, plant and equipment. The fair value of intangibles are estimated to be $45 million (see note 12 below). There were no identified intangible assets which were determined to have indefinite lives. This preliminary assessment of fair value resulted in $88.9 million of goodwill which will be subject to periodic impairment testing.

(2)	GXT has a fiscal year end of June 30. Therefore, in order to comply with Article 11 of Regulation S-X of the Securities and Exchange Commission, the GXT Statement of Income for the year ended December 31, 2003 has been adjusted to present results for the twelve months ended December 31, 2003. This adjustment was made by subtracting the results of operations for the six months ended December 31, 2002 from the results of operations for the year ended June 30, 2003 and adding the results of operations for the six months ended December 31, 2003. Additionally, to arrive at the results of operations for the three months ended March 31, 2004, the results of operations for the six months ended December 31, 2003 were subtracted from the results of operations for the nine months ended March 31, 2004. These adjustments were as follows:

		Six Months	Six Months	Year Ended
	Year Ended	Ended	Ended	December 31,
	June 30,	December 31,	December 31,	2003
	2003	2002	2003	As Adjusted

	(in thousands)
Total revenues	$41,019	$19,298	$27,335	$49,056
Cost of revenues	24,571	11,007	17,382	30,946

Gross profit	16,448	8,291	9,953	18,110

Operating expenses:
General and administrative	5,934	2,968	4,164	7,130
Sales and marketing	4,334	1,957	2,088	4,465

Total operating expenses	10,268	4,925	6,252	11,595

Income from operations	6,180	3,366	3,701	6,515
Interest expense	723	315	413	821

Income before income taxes	5,457	3,051	3,288	5,694
Income tax expense	826	46	1,188	1,968

Net income	$4,631	$3,005	$2,100	$3,726

	Nine Months	Six Months	Three Months
	Ended	Ended	Ended
	March 31,	December 31,	March 31,
	2004	2003	2004

	(in thousands)
Total revenues	$47,157	$27,335	$19,822
Cost of revenues	29,929	17,382	12,547

Gross profit	17,228	9,953	7,275

Operating expenses
General and administrative	6,612	4,164	2,448
Sales and marketing	3,425	2,088	1,337

Total operating expenses	10,037	6,252	3,785

Income from operations	7,191	3,701	3,490
Interest expense	665	413	252

Income before income taxes	6,526	3,288	3,238
Income tax expense	2,359	1,188	1,171

Net income	$4,167	$2,100	$2,067

(3)	These columns reflect (a) the issuance of I/O common stock pursuant to this offering, (b) the payment of the cash purchase price for the GXT acquisition, (c) the exchange of vested GXT stock options for vested I/O stock options in connection with the GXT acquisition, (d) the preliminary allocation of the purchase price to acquired assets and liabilities assumed, (e) the pro forma income statement effects resulting from the preliminary purchase price accounting adjustments and (f) the payoff of certain outstanding debt of GXT, as set forth in note 9 below.

(4)	Reflects the preliminary pro forma adjustment to record the amortization of the acquired intangible assets (customer relationships, proprietary technology, non-compete agreements and trade names) over their estimated useful lives ranging from two years to 15 years.

(5)	Reflects the pro forma adjustment to record the interest savings from the payoff of the GXT line of credit and shareholder loan (see note 9 below).

(6)	Reflects the pro forma adjustment to utilize I/O net operating losses to offset GXT U.S. tax expense, since I/O maintains a valuation allowance against substantially all of its net deferred taxes. The remaining pro forma income tax expense represents state and foreign taxes.

(7)	Reflects pro forma issuance of I/O common stock in connection with the GXT acquisition.

(8)	Reflects the following pro forma dilutive share adjustments (in thousands) as follows:

Issuance of I/O common stock in connection with the GXT acquisition	20,000
Dilutive GXT stock options assumed by I/O	2,022
I/O dilutive stock options	539

22,561

(9)	Reflects the pro forma adjustments to cash and cash equivalents (in thousands) as follows:

Net cash proceeds from the issuance of I/O common stock in this offering	$130,450
Cash payment for GXT shares	(129,975)
Payoff of GXT line of credit and shareholder loans	(4,525)
Acquisition costs	(750)

$(4,800)

(10)	Reflects the pro forma adjustment to deferred taxes as I/O maintains a valuation allowance against substantially all its net deferred taxes.

(11)	Reflects the preliminary pro forma adjustment to record goodwill representing the excess of the purchase price over the fair value of the net assets acquired.

(12)	Reflects the pro forma adjustment to record the estimated fair value the intangible assets acquired (customer relationships, proprietary technology, non-compete agreements and trade names).

(13)	Reflects the pro forma adjustment for the payoff of GXT line of credit.

(14)	Reflects the payoff of GXT shareholder loans.

(15)	Reflects the pro forma adjustment to record the purchase of GXT’s preferred stock by I/O.

(16)	Reflects the pro forma adjustments to stockholders’ equity (in thousands) as follows:

Issuance of I/O common stock to fund a portion of the purchase price	$130,450
Exchange of GXT vested options for I/O vested options	15,500
Elimination of GXT’s historical stockholders’ equity	(450)

$145,500

SELECTED CONSOLIDATED FINANCIAL DATA

Selected Consolidated Financial Data of Input/ Output

      The following data, insofar as they relate to each of the years in the three-year period ended December 31, 2003 have been derived from our audited consolidated financial statements, including the consolidated balance sheets at December 31, 2002 and 2003 and the related consolidated statements of operations and cash flow for the three years ended December 31, 2003 and the notes thereto, incorporated by reference into this prospectus. The following data relating to the three months ended March 31, 2003 and 2004 have been derived from our unaudited consolidated financial statements as of and for the three months ended March 31, 2003 and 2004, and the notes thereto, incorporated by reference into the prospectus. The following data should be read in conjunction with our historical audited financial statements and the related notes thereto, which are incorporated by reference in this prospectus. With respect to the unaudited consolidated financial data as of and for the nine months ended March 31, 2003 and 2004, in the opinion of our management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Results of operations for the nine months ended March 31, 2004 are not necessarily indicative of our operating results for a full year or of our future operations.

			Seven Months				Three Months
			Ended				Ended
	Year Ended May 31,		December 31,	Year Ended December 31,			March 31,

	1999	2000	2000	2001	2002	2003	2003	2004

	(in thousands, except per share data)						(unaudited)
Statement of Operations Data: (1)
Net sales	$197,415	$121,454	$78,317	$212,050	$118,583	$150,033	$41,177	$36,287
Cost of sales	206,416	109,329	59,582	139,478	101,018	122,192	32,720	24,026

Gross profit (loss)	(9,001)	12,125	18,735	72,572	17,565	27,841	8,457	12,261

Operating expenses (income):
Research and development	42,782	28,625	16,051	29,442	28,756	18,696	5,518	4,075
Marketing and sales	13,010	8,757	5,506	11,657	11,218	12,566	2,811	3,299
General and administrative	74,132	21,885	8,127	19,695	19,760	16,753	4,065	4,693
Gain on sale of assets	—	—	—	—	—	—	—	(850)
Amortization of goodwill	8,529	6,732	2,157	3,873	—	—	—	—
Impairment of long-lived assets	14,500	—	—	—	6,274	1,120	1,120	—
Goodwill impairment	—	31,596	—	—	15,122	—	—	—

Total operating expenses	152,953	97,595	31,841	64,667	81,130	49,135	13,514	11,217

Income (loss) from operations	(161,954)	(85,470)	(13,106)	7,905	(63,565)	(21,294)	(5,057)	1,044
Interest expense	(897)	(826)	(627)	(695)	(3,124)	(4,087)	(1,345)	(1,496)
Interest income	7,981	4,930	4,583	4,685	2,280	1,903	591	469
Fair value adjustment and exchange of warrant obligation	—	—	—	—	3,252	1,757	871	—
Impairment of investment	—	—	—	—	—	(2,059)
Other income (expense)	(370)	1,306	176	574	(798)	976	249	16

			Seven Months				Three Months
			Ended				Ended
	Year Ended May 31,		December 31,	Year Ended December 31,			March 31,

	1999	2000	2000	2001	2002	2003	2003	2004

	(in thousands, except per share data)						(unaudited)
Income (loss) before income taxes	(155,240)	(80,060)	(8,974)	12,469	(61,955)	(22,804)	(4,691)	33
Income tax (benefit) expense	(49,677)	(6,097)	1,332	3,128	56,770	348	588	591

Net income (loss)	(105,563)	(73,963)	(10,306)	9,341	(118,725)	(23,152)	—	(558)
Preferred dividend	—	4,557	3,051	5,632	947	—	—	—

Net income (loss) applicable to common shares	$(105,563)	$(78,520)	$(13,357)	$3,709	$(119,672)	$(23,152)	$(5,279)	$(558)

Basic income (loss) per common share	$(2.17)	$(1.55)	$(0.26)	$0.07	$(2.35)	$(0.45)	$(0.10)	$(0.01)
Weighted average number of common shares outstanding	48,540	50,716	50,840	51,166	51,015	51,237	51,195	52,113

Diluted income (loss) per common share	$(2.17)	$(1.55)	$(0.26)	$0.07	$(2.35)	$(0.45)	$(0.10)	$(0.01)
Weighted average number of diluted common shares outstanding	48,540	50,716	50,840	52,309	51,015	51,237	51,195	52,113

Other Data:
Capital expenditures	$9,326	$3,077	$2,837	$9,202	$8,230	$4,587	$1,395	$675
Depreciation and amortization	20,776	22,835	11,448	17,535	13,237	11,444	3,574	2,422

			As of				As of
	As of May 31,		December 31,	As of December 31,			March 31,

	1999	2000	2000	2001	2002	2003	2004

			(in thousands)				(unaudited)
Balance Sheet Data:
Working capital	$213,612	$183,412	$181,366	$204,600	$114,940	$133,467	$97,994
Total assets	451,748	381,769	365,633	387,335	249,594	249,204	260,391
Notes payable and current maturities of long-term debt	1,067	1,154	1,207	2,312	2,142	2,687	2,168
Long-term debt, net of current maturities	8,947	7,886	7,077	20,088	51,430	78,516	78,033
Stockholders’ equity	396,974	335,015	325,403	331,037	152,486	133,764	143,733

(1)	Our results for the years ended December 31, 2001, 2002 and 2003, respectively, include specific charges (where applicable) as discussed in our Notes to Consolidated Financial Statements contained in our Annual Report on Form 10-K (as amended by Form 10-K/A-1 and Form 10-K/A-2) for the year ended December 31, 2003, which is incorporated by reference in this prospectus.

Selected Consolidated Financial Data of GXT

      The following data, insofar as they relate to each of GXT’s fiscal years ended June 30, 2002 and 2003 have been derived from GXT’s audited consolidated financial statements, including the consolidated balance sheets at June 30, 2002 and 2003, and the related audited consolidated statements of operations and cash flows for the fiscal years ended June 30, 2002 and 2003, and the notes thereto, found elsewhere in this prospectus. The following data relating to March 31, 2004, and the nine months ended March 31, 2003 and 2004, have been derived from GXT’s unaudited consolidated financial statements found elsewhere in this prospectus. The following data should be read in conjunction with the historical financial statements and the related notes of GXT beginning on page F-3. With respect to the unaudited consolidated financial data as of and for the nine months ended March 31, 2003 and 2004, in the opinion of our management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Results of operations for the nine months ended March 31, 2004 are not necessarily indicative of our operating results for a full year or of our future operations.

				Nine Months
	Year Ended June 30,			Ended March 31,

	2001	2002	2003	2003	2004

				(unaudited)

	(in thousands)
Statement of Operations Data:
Revenues	$18,017	$21,141	$41,019	$29,811	$47,157
Cost of revenues	10,689	13,048	24,571	17,533	29,929

Gross profit	7,328	8,093	16,448	12,278	17,228

Operating expenses:
General and administrative	2,774	3,299	5,934	4,335	6,612
Sales and marketing	3,532	3,065	4,334	3,306	3,425

Total operating expenses	6,306	6,364	10,268	7,641	10,037

Income from operations	1,022	1,729	6,180	4,637	7,191
Interest expense	(662)	(530)	(723)	(517)	(665)

Income before income taxes	360	1,199	5,457	4,120	6,526
Income tax expense	21	233	826	623	2,359

Net income	$339	$966	$4,631	$3,497	$4,167

	As of		As of
	June 30,		March 31,

	2002	2003	2004

			(unaudited)

	(in thousands)
Balance Sheet Data:
Working capital	$(666)	$(7,708)	$(12,935)
Total assets	16,597	31,031	46,164
Line of credit and current maturities of long-term obligations	5,602	7,043	8,715
Long-term obligations	1,661	2,436	2,730
Redeemable preferred stock	10,446	10,446	10,446
Stockholders’ equity (deficit)	(6,953)	(3,158)	451

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Summary

      Our traditional business segments have involved the manufacture and sale of land, marine and transition zone seismic instrumentation for oil and gas exploration and production. In recent years, we have changed our overall focus toward being a provider of seismic acquisition imaging technology for exploration, production and reservoir monitoring in land and marine, including shallow water and marsh, environments. The relatively low level of traditional seismic activity has presented for the past number of years, and continues to present, a challenging environment for companies involved in the seismic industry. This environment, along with product life cycle developments affecting our traditional product lines, have been the principal factors affecting our results of operations in recent years.

      However, we believe that positive trends for our business include:

•	the increasing worldwide demand for hydrocarbons;

•	the increasing use of seismic products by oil companies to enhance production from their existing reserves;

•	the increasing needs of exploration and production companies for seismic surveys that are custom-designed to meet particular geological formation characteristics; and

•	the increasing need for more sophisticated information tools to monitor and assess new and producing oil and gas reservoirs.

      Our strategy involves repositioning our company as a seismic imaging company, providing both equipment and services across a broader spectrum of the seismic technology industry than merely an equipment manufacture and sales company. The advantages of our products and services that incorporate full-wave digital imaging capabilities will, we believe, ultimately drive the demand for new survey designs and the associated processing and interpretive skills that we possess. We believe that our products that digitally monitor seismic characteristics of reservoirs will reduce the costs of performing multiple seismic surveys over the same areas, thereby reducing overall seismic costs for operators and owners of the reserves.

      However, executing our strategic plan is not without risk. Seismic industry fundamentals, while improving, remain weak by historical standards. In December 2003, we successfully refinanced substantially all of our existing short-term indebtedness with the proceeds from our convertible debt offering. As of March 31, 2004, our total outstanding indebtedness was $80.2 million, compared to $52.8 million outstanding at March 31, 2003. See “Risk Factors” and “Prospectus Summary— Recent Developments.”

      Our cash needs have increased in 2004. We have typically financed our operations from internally generated cash and funds from equity and debt financings. With our higher debt burden, our interest expense has increased in 2004 compared to 2003. We will continue to need funds to complete the research, development and testing of our products and services. During 2003, net cash flow used in operations was $33.1 million. During the first quarter of 2004 our net cash used in operations was $1.7 million.

      Our ability to produce positive operating cash flows, return to consistent profitability, grow our business and service and retire our debt (in addition to our other obligations) will depend on the success of our efforts in increasing our revenues from sales of our seismic imaging systems and equipment and our processing services, successfully introducing and continuing to technologically enhance our product line and service offerings, penetrating new markets for our seismic products and services, achieving more consistency in our period-to-period results of operations, improving margins on our sales and reducing our overall costs.

      We have traditionally relied on a relatively small number of significant customers; consequently, our business is exposed to risks related to customer concentration. In recent years, our traditional customers have been rapidly consolidating, reducing the demand for our products. The loss of any of our significant customers or deterioration in our relations with any of them could materially adversely affect our results of operations and financial condition. The fact that such a high percentage of our sales currently are made to foreign destinations and customers presents additional issues for our revenues and cash flows. For the year ended December 31, 2003, sales to destinations outside of North America accounted for approximately 77% of our consolidated net sales. We continue to see expansion from Chinese and Eastern European seismic contractors, and we plan to expand our presence internationally. As a result of these factors, the collections cycle for our sales in 2004 may be longer than it has traditionally been, which would thereby increase our working capital funding needs.

      While we anticipate an increase in worldwide seismic activity in 2004, this anticipated increase may not materialize. As a result, our internal revenue forecast may not be realized, resulting in lower cash flows available for our future capital and operational needs. In order to meet our future capital requirements, we may need to issue additional debt or equity securities. We cannot assure you that we would be able to issue additional equity or debt securities in the future on terms that would be acceptable to us, or at all.

      Through our manufacturing outsourcing activities, we have sought to reduce both the unit cost of our products and our fixed cost structure, as well as to accelerate our research and development cycle for non-core technologies. For example, in July 2003, we closed our Alvin, Texas manufacturing facility. Additionally, we closed our Norwich, U.K. geophone stringing operation in the first quarter of 2003, and moved its operations to our leased facility in Dubai as well as outsourced other manufacturing activities to various partners. In January 2004, we consolidated three operating units of our Land Imaging segment into one division and in April 2004, we consolidated two operating units of our Marine Imaging segment into one division. We will continue to work to reduce the unit costs of our products.

Acquisition of Concept Systems

      In February 2004, we purchased all of the share capital of Concept Systems Holdings Limited, a provider of software, systems and services for towed streamer, seabed and land seismic operations based in Edinburgh, Scotland, in a privately negotiated transaction. The purchase price was approximately $38.4 million cash, including acquisition costs, and 1,680,000 shares of our common stock, valued at $10.8 million. The source of the cash component of the consideration paid was from the December 2003 sale of our convertible senior notes, and general corporate funds. Under a registration rights agreement, we granted certain demand and piggyback registration rights for the shares of stock issued in the acquisition transaction.

Significant 2002 and 2003 Charges

      In 2002, we recorded significant charges in connection with our restructuring program. The related reserves reflected many estimates, including those pertaining to severance costs of $3.4 million, facility related charges (primarily future, non-cancelable, lease obligations) of $1.9 million and inventory-related charges of $4.3 million. In addition, during 2002, we recorded charges of $15.1 million relating to the impairment of goodwill and $6.3 million for the impairment of long-lived assets. In 2003, we recorded severance costs of $1.3 million, inventory-related charges of $1.0 million, $1.1 million for the impairment of long-lived assets and $2.5 million related to the write-down of rental equipment associated with our first generation radio-based VectorSeis land acquisition system. We will continually reassess the requirements necessary to complete our restructuring program, which may result in additional charges being recorded in future periods. However, we currently do not anticipate any significant future charges or adjustments to our restructuring accruals, except for $0.4 million of additional severance expenses to be incurred in 2004 associated with the consolidation of three operating units within our Land Imaging segment into one division.

      In 2002, we recorded a net charge of $58.8 million to income tax expense to establish an additional valuation allowance for substantially all of our net deferred tax assets. At December 31, 2003 and 2002, the unreserved deferred income tax asset of $1.1 million represents our Alternative Minimum Tax payments that are recoverable through the carryback of net operating losses. In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes,” we established an additional valuation allowance for substantially all of our net deferred tax assets based on our cumulative operating results in the three-year period ended December 31, 2002. Our results in this period were heavily affected by industry conditions and deliberate and planned business restructuring activities in response to the prolonged downturn in the seismic equipment market, as well as heavy expenditures for research and development. Nevertheless, recent losses represented sufficient negative evidence to establish an additional valuation allowance. We have continued to reserve for substantially all of our net deferred tax assets and will continue to do so until we have sufficient evidence to warrant reversal. This valuation allowance does not affect our ability to reduce future tax expense through utilization of net operating losses.

Results of Operations

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

      Net Sales. Net sales of $36.3 million for the three months ended March 31, 2004 decreased $4.9 million, or 12%, compared to the corresponding period last year. Land Imaging’s net sales decreased $10.1 million, or 32%, to $21.0 million compared to $31.1 million in the corresponding period of last year. The decrease was mainly due to vibrator vehicle sales being shifted out of the first quarter of 2004 into the second and third quarter of 2004 because of supply chain management issues and product transition from our mature Image land data acquisition to our new System Four Analog Cable system, which is scheduled for introduction in the second quarter of 2004. Marine Imaging’s net sales increased $2.9 million, or 34%, to $11.5 million compared to $8.6 million in the corresponding period last year. The increase was due to the first sale of our VectorSeis Ocean-bottom acquisition system, which represents new technology for seismic imaging directly from the seabed floor. Processing and Software (formerly referred to as Processing) net sales increased $2.3 million to $3.8 million compared to $1.5 million in the corresponding period of last year. The increase is due to the acquisition of Concept Systems, which was acquired in February 2004.

      Cost of Sales. Cost of sales of $24.0 million for the three months ended March 31, 2004 decreased $8.7 million, or 27%, compared to the corresponding period last year. Cost of sales for Land Imaging, Marine Imaging and Processing and Software was $16.0 million, $6.7 million and $1.3 million, respectively. Costs of sales decreased primarily as a result of a decrease in sales activity in Land Imaging. Included in costs of sales for the three months ended March 31, 2003 was $0.3 million of severance costs; there was no corresponding charge for the three months ended March 31, 2004.

      Gross Profit and Gross Profit Percentage. Gross profit of $12.3 million for the three months ended March 31, 2004 increased $3.8 million, or 45%, compared to the corresponding period last year. Gross profit percentage for the three months ended March 31, 2004 was 34% compared to 21% in the prior year. The improvement in gross profit was driven mainly by the contribution from Concept Systems, the sale of new products within our Marine Imaging segment, such as our VectorSeis Ocean-Bottom system in addition to follow on sales of VectorSeis System Four land acquisition systems by our Land Imaging segment. Also, the decrease in sale volumes of our lower margin vibrator vehicles had a positive impact to our total gross margin percentage. In the first quarter of 2003, we delivered our first VectorSeis System Four acquisition radio-based system, which resulted in lower margins primarily because of a low introductory price.

      Research and Development. Research and development expense of $4.1 million for the three months ended March 31, 2004 decreased $1.4 million, or 26%, compared to the corresponding period last year. This decrease primarily reflects lower prototype expenses and the cancellation of our solid streamer project. In the second quarter of 2003, we entered into the commercial phase of our VectorSeis System Four land acquisition cable-based system. This reduced our prototype expenses for the quarter ended March 31, 2004 compared to the quarter ended March 31, 2003. Also, we incurred a charge of $0.2 million during the three months ended March 31, 2003 related to the write-down of inventory associated with our cancelled solid streamer project. There was no corresponding charge for the three months ended March 31, 2004.

      Marketing and Sales. Marketing and sales expense of $3.3 million for the three months ended March 31, 2004 increased $0.5 million, or 17%, compared to the corresponding period last year. The increase is primarily related to expanding our sales force within China and Russia. In 2002, we opened our sales representative office in Beijing, China, and we further expanded our personnel and travel to the region throughout 2003 and the first quarter of 2004. In addition, in the first quarter of 2004, we opened a new sales representative office in Moscow, Russia.

      General and Administrative. General and administrative expense of $4.7 million for the three months ended March 31, 2004 increased $0.6 million, or 15%, compared to the corresponding period last year. The increase in general and administrative expense is primarily attributable to an increase in professional fees associated with our continued implementation efforts to comply with the new rules and regulations of Sarbanes-Oxley, in addition to an increase in legal fees associated with various on-going legal matters in our ordinary course of business. Also, a portion of this increase is due to the acquisition of Concept Systems in February 2004.

      Gain on Sale of Assets. Gain on sale of assets of $0.9 million for the three months ended March 31, 2004, primarily related to the sale of land across from our headquarters in Stafford, Texas.

      Impairment of Long-Lived Assets. Impairment of long-lived assets of $1.1 million for the three months ended March 31, 2003 related to the cancellation of our solid streamer project within Marine Imaging. There was no corresponding charge during the three months ended March 31, 2004.

      Net Interest and Other Expense. Total net interest and other expense of $1.0 million for the three months ended March 31, 2004 increased $0.5 million compared to the corresponding period last year. The increase is primarily due to an increase in interest expense of $0.2 million due to the issuance of $60.0 million of our convertible senior notes. These convertible notes were issued in December 2003 and bear interest at an annual rate of 5.5%, payable semi-annually.

      Fair Value Adjustment of Warrant Obligation. The fair value adjustment of warrant obligation totaling $0.9 million was due to a change in the fair value between January 1, 2003 and March 31, 2003 of our previously outstanding common stock warrant. No comparable adjustment was recorded in the first quarter of 2004 because this warrant was exchanged for 125,000 shares of our common stock in December 2003.

      Income Tax Expense. Income tax expense for the three months ended March 31, 2004 was $0.6 million compared to income tax expense of $0.6 million for the three months ended March 31, 2003. Income tax expense for the three months ended March 31, 2004 and 2003 reflected state and foreign taxes, as we continue to maintain a valuation allowance for our net deferred tax assets (other than prior alternative minimum tax payments that are recoverable through the carryback of our net operating losses).

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

      Net Sales. Net sales of $150.0 million for the year ended December 31, 2003 increased $31.5 million, or 27%, compared to the corresponding period last year. Land Imaging’s net sales increased $45.5 million, or 72%, to $108.5 million compared to $63.0 million in the corresponding period of last year. The increase was due to an increase in land seismic activity with our non-Western contractors, primarily in China and the CIS. Marine Imaging’s net sales decreased $17.7 million, or 33%, to $35.7 million compared to $53.4 million in the corresponding period last year. The decrease was due to continued overcapacity and reduction in capital spending in the marine contractor market. In 2003, we formed a new reporting segment, Processing, from our acquisition of AXIS in July 2002. Processing’s net sales for the twelve months ended December 31, 2003 were $5.8 million compared to $2.2 million recorded from the date of acquisition in July 2002 to the end of 2002.

      Cost of Sales. Cost of sales of $121.1 million for the year ended December 31, 2003 increased $21.5 million, or 22%, compared to the corresponding period last year. Cost of sales for Land Imaging, Marine Imaging and Processing were $93.4 million, $25.0 million and $2.7 million, respectively. Cost of sales increased primarily as a result of the increase in sales activity in Land Imaging. In addition, a charge of $2.5 million was included in cost of sales related to the write-down of rental equipment associated with our first-generation radio-based VectorSeis land acquisition systems to its net realizable value. Included in cost of sales for the year ended December 31, 2003 is $0.7 million of severance costs compared to $1.9 million for the year ended December 31, 2002. Cost of sales was also negatively affected by $1.0 million and $4.3 million of inventory-related charges for the years ended December 31, 2003 and 2002, respectively.

      Gross Profit and Gross Profit Percentage. Gross profit of $27.8 million for the year ended December 31, 2003 increased $10.3 million, or 59%, compared to the corresponding period last year. Gross profit percentage for the year ended December 31, 2003 was 19% compared to 15% for the year ended December 31, 2002. The improvement in gross profit was driven mainly by volume improvements as well sales of our higher-margin VectorSeis System Four land acquisition system which was commercialized in early 2003. Our gross profit percentage for the year ended December 31, 2003 was negatively impacted in part due to a charge of $2.5 million related to the write-down of rental equipment associated with our first generation radio-based VectorSeis land acquisition systems to its net realizable value, and inventory-related charges of $1.0 million. Inventory related charges for the year ended December 31, 2002 were $4.3 million.

      Research and Development. Research and development expense of $18.7 million for the year ended December 31, 2003 decreased $10.1 million, or 35%, compared to the corresponding period last year. This decrease primarily reflects reduced staffing levels, the cancellation of our marine solid streamer project, the entrance into the commercial phase of our VectorSeis System Four land acquisition system and a reduction of rent expense (primarily associated with our vacated Austin, Texas software development facility). For the year ended December 31, 2002, we incurred charges of $1.3 million relating to the closure of this facility. Included in research and development expenses for the year ended December 31, 2003 is $0.4 million of severance costs compared to $0.8 million for the year ended December 31, 2002. For the year ended December 31, 2003, we incurred $0.2 million of expenses related to the cancellation of our solid streamer project within the Marine Imaging segment.

      Marketing and Sales. Marketing and sales expense of $12.6 million for the year ended December 31, 2003 increased $1.3 million, or 12%, compared to the corresponding period last year. The increase was primarily related to higher sales and commissions on sales and due to the opening of our sales representative office in Beijing, China. We expect marketing and sales expenses to increase further in 2004, in part due to expenses related to our new Moscow, Russia sales representative office.

      General and Administrative. General and administrative expense of $16.8 million for the year ended December 31, 2003 decreased $3.0 million, or 15%, compared to the corresponding period last year. The decrease in general and administrative expense was primarily attributable to reductions in personnel resulting from our 2002 and 2003 staff reduction activities and a reduction in bad debt expense due to collections of previously reserved notes receivable of $0.5 million. This decrease was partially offset by $0.4 million of moving costs associated with vacating our Alvin, Texas facility as well as the inclusion of AXIS, which we acquired in July 2002. Included in general and administrative expenses are severance costs of $0.2 million and $0.4 million for the years ended December 31, 2003 and 2002, respectively.

      Impairment of Long-Lived Assets. Impairment of long-lived assets of $1.1 million for the year ended December 31, 2003 relates to the cancellation of our solid streamer project within Marine Imaging in the first quarter of 2003. Impairment of long-lived assets of $6.3 million for the year ended December 31, 2002 primarily relates to the impairment of our Alvin, Texas manufacturing facility, the impairment of the leasehold improvements of our Norwich, U.K. geophone stringing facility and certain related manufacturing equipment of both facilities. These impairment charges were triggered by the announced closure of the facilities.

      Goodwill Impairment. Goodwill impairment of $15.1 million for the year ended December 31, 2002 relates to the impairment of goodwill of our analog land products reporting unit. There was no corresponding charge during the year ended December 31, 2003.

      Net Interest and Other Income (Expense). Total net interest and other income (expense) of $(1.2) million for the year ended December 31, 2003 decreased $0.4 million compared to the corresponding period last year. Interest expense increased primarily due to the issuance of the $31.0 million SCF Note in August 2002, which in May 2003 we repaid $15.0 million in principal. In December 2003, a portion of the proceeds from the issuance of our convertible senior notes was used to repay in full the $16.0 million remaining SCF debt. Interest income decreased due to a decline in our cash balances and short-term interest rates, partially offset by an increase in our notes receivables. The increase in other income was primarily due to fluctuations in exchange rates and a gain on sale of assets primarily resulting from the auction of equipment related to our vacated Alvin manufacturing facility.

      Fair Value Adjustment and Exchange of Warrant Obligation. The fair value adjustment and exchange of our warrant obligation totaling $1.8 million was due to a change in the fair value between January 1, 2003 and December 10, 2003 of our common stock warrant. On December 10, 2003, we exchanged the warrant for 125,000 shares of our common stock, which we issued to SCF. A fair value adjustment of $3.3 million was recorded for the year ended December 31, 2002.

      Impairment of Investment. Impairment of investment of $2.1 million for the year ended December 31, 2003 relates to the write-down of our investment in EVP to its approximate final liquidation value of $1.0 million.

      Income Tax Expense. Income tax expense of $0.3 million for the year ended December 31, 2003 decreased $56.4 million compared to the corresponding period last year. Income tax expense for the year ended December 31, 2003 reflects $1.5 million of state and foreign taxes as we continue to maintain a valuation allowance for our net deferred tax assets (except for prior alternative minimum tax payments that are recoverable through the carryback of net operating losses), partially offset by federal tax refunds of $1.2 million. In the second quarter of 2002, we began to fully reserve for substantially all of our net deferred tax assets, which resulted in a net charge to income tax expense of $58.8 million during that period.

      Preferred Stock Dividend. Preferred stock dividend of $0.9 million for the year ended December 31, 2002 is related to our previously outstanding Series B and Series C Preferred Stock. We repurchased the preferred stock on August 6, 2002 and, as a result, there were no preferred stock dividends for the year ended December 31, 2003. The preferred stock dividend for the year ended December 31, 2002 includes a preferred stock dividend credit of $2.5 million, which represents the difference between the fair value of the consideration granted to the holder and our carrying value of the preferred stock at the time of the repurchase.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

      Net Sales. Net sales of $118.6 million for the year ended December 31, 2002 decreased $93.5 million, or 44%, compared to the corresponding period last year. Land Imaging’s net sales decreased $99.2 million, or 61%, to $63.0 million, primarily as a result of declining industry conditions and a loss of market share to our principal competitor. Marine Imaging’s net sales increased $3.5 million or 7%, to $53.4 million, compared to the prior year, primarily due to an increase in demand from Russian contractors. Processing’s net sales of $2.2 million resulted from our acquisition of AXIS in July 2002.

      Cost of Sales. Cost of sales of $99.6 million for the year ended December 31, 2002 decreased $38.8 million, or 28%, compared to the corresponding period last year. Costs of sales of Land Imaging, Marine Imaging and Processing were $65.0 million, $33.8 million and $0.8 million, respectively. The decrease was a result of reduced sales activity in Land Imaging, partially offset by lower gross profit on those revenues. Included in cost of sales for the year ended December 31, 2002 were $1.9 million of severance costs, for which there were no corresponding costs for the year ended December 31, 2001. Cost of sales was negatively affected by $4.3 million and $3.6 million of inventory-related charges for the years ended December 31, 2002 and 2001, respectively.

      Gross Profit and Gross Profit Percentage. Gross profit of $17.6 million for the year ended December 31, 2002 decreased $55.0 million, or 76%, compared to the corresponding period last year. Gross profit percentage for the year ended December 31, 2002 was 15% compared to 34% in the prior year. The decline in gross profit percentage was primarily due to under-absorbed manufacturing overhead, inventory-related charges of $4.3 million, and to a lesser degree, severance for work force reductions totaling $1.9 million.

      Research and Development. Research and development expense of $28.8 million for the year ended December 31, 2002 decreased $0.7 million, or 2%, compared to the corresponding period last year. Research and development expense remained at relatively high levels as we completed the final stages of VectorSeis commercialization and continued to develop a solid marine streamer, a lightweight ground electronics system and an ocean bottom system that would exploit our VectorSeis technology. Also, research and development expenses included severance expenses of $0.8 million and charges related to the closure of our Austin, Texas facility of $1.3 million.

      Marketing and Sales. Marketing and sales expense of $11.2 million for the year ended December 31, 2002 decreased $0.4 million, or 4%, compared to the corresponding period last year. The decrease is primarily related to lower payroll costs and commissions on sales, partially offset by severance for work force reductions of $0.3 million.

      General and Administrative. General and administrative expense of $19.8 million for the year ended December 31, 2002 increased $0.1 million compared to the corresponding period last year. The increase in general and administrative expense was primarily due to $0.6 million of abandoned lease costs associated with our Louisville, Colorado facility and an increase in bad debt expense (net of recoveries) of $0.5 million, partially offset by decreases in payroll, profit-based bonuses and facility related costs.

      Amortization of Goodwill. Amortization of goodwill for the year ended December 31, 2001 was $3.9 million. There was no amortization of goodwill in 2002 due to the implementation of SFAS No. 142 “Goodwill and Other Intangibles Assets”, which, among other things, eliminated the amortization of goodwill.

      Impairment of Long-Lived Assets. Impairment of long-lived assets of $6.3 million for the year ended December 31, 2002 primarily related to the impairment of our Alvin, Texas manufacturing facility, the leasehold improvements of our Norwich, U.K. geophone stringing facility and certain related manufacturing equipment of both facilities. The impairments were triggered by the announced closures of facilities. There was no corresponding charge during the year ended December 31, 2001.

      Goodwill Impairment. Goodwill impairment of $15.1 million for the year ended December 31, 2002 related to the impairment of goodwill of our analog land products reporting unit. There was no corresponding charge during the year ended December 31, 2001.

      Net Interest and Other Income (Expense). Total net interest and other income (expense) of $(1.6) million for the year ended December 31, 2002 decreased $6.2 million compared to the corresponding period last year. The decrease is primarily due to falling interest rates on cash balances, as well as increased interest expense on new debt, compared to the prior year.

      Fair Value Adjustment of Warrant Obligation. The fair value adjustment of our warrant obligation totaling $3.3 million was due to a change in the fair value of the SCF Warrant between August 6, 2002 (the issuance date) and December 31, 2002.

      Income Tax Expense. Income tax expense of $56.8 million for the year ended December 31, 2002 increased $53.6 million compared to the year ended December 31, 2001 due to a charge of $58.8 million in 2002 to establish an additional valuation allowance for substantially all of our net deferred tax assets. In the second quarter of 2002, we began to reserve for substantially all of our net deferred tax assets.

      Preferred Stock Dividends. Preferred stock dividends for the years ended December 31, 2002 and 2001 were related to previously outstanding Series B and Series C Preferred Stock. The preferred stock dividend charge for the year ended December 31, 2002 was $0.9 million, compared to $5.6 million for the year ended December 31, 2001. We repurchased the preferred stock on August 6, 2002. The decrease in preferred stock dividends was due to a preferred stock dividend credit of approximately $2.5 million, which represented the difference in the fair value of the consideration granted to the holders of the preferred stock and our carrying value of the preferred stock at the time of the repurchase, and less than a full year of dividends in 2002.

Liquidity and Capital Resources

      In December 2003, we issued $60.0 million of 5.5% senior convertible notes due in 2008. We used a substantial portion of the proceeds from the sale of convertible notes to repay in full the approximately $16.0 million of outstanding indebtedness under the SCF Note and we used a total of $38.4 million cash, including acquisition costs, from such proceeds and from our general corporate funds for the Concept Systems acquisition in February 2004. As a result, our interest expense is expected to increase for 2004 and the foreseeable future. Our ability to make scheduled payments of principal or interest on, or to refinance, our indebtedness depends on our future business performance, which is subject to many economic, financial, competitive and other factors beyond our control.

      Based upon our management’s internal revenue forecast, our liquidity requirements in the near term and our projected increase in seismic activity primarily outside of North America, we currently believe that the combination of our projected internally generated cash and our working capital (including cash and cash equivalents on hand) will be adequate to meet our anticipated capital and liquidity requirements for the next twelve months. We also anticipate that a larger percentage of our future sales in 2004 and beyond will be to foreign customers, particularly those in China and the CIS. As a result of this change in customer mix, our collections cycle may be longer than we have traditionally experienced.

      We anticipate an increase in worldwide seismic activity in 2004. However, this anticipated increase may not materialize. As a result, our internal revenue forecast may not be realized, resulting in lower cash flows available for our future capital needs. In order to meet these future capital requirements, we may need to issue additional debt or equity securities. We cannot assure you that we would be able to issue additional equity or debt securities in the future on terms that would be acceptable to us, or at all.

Cash Flow from Operations

      We have traditionally financed operations from internally generated cash and funds from equity and debt financings. Cash and cash equivalents were $25.0 million at March 31, 2004, a decrease of $34.5 million, or 58%, compared to December 31, 2003. Net cash used in operating activities was $1.7 million for the three months ended March 31, 2004, compared to cash used in operating activities of $18.7 million for the three months ended March 31, 2003. The amount of net cash used in our operating activities for the three months ended March 31, 2004 was due to an increase in data acquisition systems inventory within our Land Imaging segment that is scheduled to be delivered to customers in the second quarter of 2004.

      Cash and cash equivalents were $59.5 million at December 31, 2003, a decrease of $16.7 million, or 22%, compared to December 31, 2002. Net cash used in operating activities was $33.1 million for the year ended December 31, 2003, compared to cash provided by operating activities of $13.7 million for the year ended December 31, 2002. The net cash used in operating activities for 2003 was due in part to the loss from operations for the year. Also contributing to the net cash used during the period were an increase in accounts and notes receivable, as well as an increase in inventory related to increased activity in Land Imaging. We also took advantage of our cash position to reduce our accounts payable level. The increase in our accounts receivable was primarily due to a continued shift in our sales to foreign customers, which historically have been slower to pay.

      Cash and cash equivalents were $76.2 million at December 31, 2002, a decrease of $25.1 million, or 25%, compared to December 31, 2001. Net cash provided by operating activities was $13.7 million for the year ended December 31, 2002, compared to $17.6 million for the year ended December 31, 2001. This decrease in cash flow provided from operations was generally a result of lower operating levels in 2002 with smaller gross margins.

Cash Flow from Investing Activities

      Net cash flow used in investing activities was $31.7 million for the three months ended March 31, 2004, compared to $1.3 million for the three months ended March 31, 2003. The principal investing activity was related to our purchase of Concept Systems in February 2004 for $38.4 million of cash including acquisition costs and 1,680,000 of our common shares, valued at $10.8 million. During the three months ended March 31, 2004, we sold excess property and equipment for net proceeds of $1.5 million, a majority of which related to land located across from our headquarters in Stafford, Texas and received full payment on our $5.8 million note receivable that related to the sale of a subsidiary in 1999. We purchased $0.7 million of equipment during the three months ended March 31, 2004 and expect to spend an additional $5.0 million for equipment and other capital expenditures through the remainder of 2004.

      Net cash flow used in investing activities was $7.5 million for the year ended December 31, 2003, which represented a decrease of $3.3 million compared to the year ended December 31, 2002. The principal investing activities were $4.6 million relating to capital expenditure projects, $3.0 million related to the investment in EVP in April 2003 and $1.3 million of additional consideration paid to the former shareholders of AXIS to settle all future contingent purchase price obligations. In the fourth quarter of 2003 we received $0.9 million from the liquidation of EVP. Planned capital expenditures for 2004 are approximately $5.8 million.

      Net cash flow used in investing activities was $10.9 million for the year ended December 31, 2002; a decrease of $3.9 million compared to the year ended December 31, 2001. Our principal investing activities in 2002 were $8.2 million relating to capital expenditure projects and $2.7 million, net of cash acquired, relating to our acquisitions of AXIS and S/N Technologies.

Cash Flow from Financing Activities

      Net cash flow used in financing activities was $0.9 million for the three months ended March 31, 2004, compared to $0.6 million of cash used in financing activities for the three months ended March 31, 2003. The cash flow used in financing activities primarily related to scheduled payments of $1.0 million on our notes payable.

      Cash flow provided by financing activities was $21.2 million for the year ended December 31, 2003; an increase of $52.5 million compared to the use of cash for the year ended December 31, 2002. In December 2003, we issued $60.0 million of convertible senior notes which mature in December 2008. As part of this issuance we incurred approximately $3.5 million of underwriting and professional fees, which were recorded as deferred financing costs and are being amortized over the 5-year term. A portion of the proceeds from this issuance was used to repay in full the $16.0 million in outstanding debt under the SCF Note. In May 2003, we had repaid $15.0 million of outstanding debt under the SCF Note. In addition, we paid $3.2 million related to other debt obligations.

      Cash flow used in financing activities was $31.3 million for the year ended December 31, 2002, representing a decrease of $38.9 million compared to the year ended December 31, 2001. The principal use of cash was $30.0 million relating to the repurchase of preferred stock and $2.6 million for the repayment of long-term debt, partially offset by proceeds of $0.8 million from the issuance of common stock under our employee stock purchase plan and $1.0 million from the exercise of stock options.

Acquisition Indebtedness

      In July 2002, in connection with our acquisition of AXIS, we issued a $2.5 million three-year unsecured promissory note payable to the former shareholders of AXIS, bearing interest at 4.34% per year. Principal is payable in quarterly installments of $0.2 million, plus interest, with the final payment due in July 2005. The unpaid balance as of March 31, 2004 was $1.3 million.

      In January 2001, in connection with our acquisition of all of the outstanding capital stock of Pelton Company, we issued a $3.0 million two-year unsecured promissory note payable to the former shareholder of Pelton, bearing interest at 8.5% per year. Principal was payable in quarterly payments of $0.4 million plus interest. The final payment on this note was made in February 2003.

Sale and Lease of Stafford Facilities

      In August 2001, we sold the land and buildings that house our corporate headquarters, our land imaging division and our MEMS facility in Stafford, Texas for $21.0 million cash, and repaid the outstanding mortgage loan secured by that property. At the same time, we entered into a non-cancelable lease with the purchaser of the property. This lease has a 12-year term with three consecutive options to extend the lease for five years each. We have no purchase option under this lease. As a result of the terms of the lease, the commitment was recorded as a twelve-year $21.0 million lease obligation with an implicit annual interest rate of 9.1%. We paid $1.7 million in commissions and professional fees, which were recorded as deferred financing costs and are being amortized over the 12-year term of the obligation. The unpaid balance of the lease payments as of March 31, 2004 was $18.6 million.

      The carrying value of the land and buildings are included as assets, and the value of the related lease obligations are included as liabilities, on our consolidated balance sheet under U.S. generally accepted accounting principles. As of December 31, 2003, the net carrying value of the facilities on our consolidated balance sheet was approximately $12.6 million.

      The lease agreement contains financial covenants requiring us to maintain certain current ratios and tangible net worth during the first five years of the lease term. These financial covenants provide that if we fail to meet certain current ratio or tangible net worth requirements for any four consecutive quarters, we would have to provide a letter of credit to the landlord in the amount of $1.5 million. At June 30, 2003, we failed to meet the tangible net worth requirement for four consecutive quarters, and as a result, we provided a letter of credit to the landlord in the amount of $1.5 million during the third quarter of 2003. To secure the issuance of the letter of credit, we were required to deposit $1.5 million with the issuing bank. This letter of credit will remain outstanding until we are back in compliance with the tangible net worth requirements for eight consecutive quarters, or until the expiration of the eighth year of the lease, which is in 2009. We were not in compliance with the tangible net worth requirement at December 31, 2003 and March 31, 2004.

Future Contractual Obligations

      The following table sets forth estimates of future payments for 2004 through 2009, and thereafter, of our consolidated contractual obligations as of December 31, 2003 (in thousands).

	Payments Due by Fiscal Year

							2009 and
Contractual Obligations	Total	2004	2005	2006	2007	2008	Thereafter

Long-Term Debt and Lease Obligations	$81,203	$2,687	$1,840	$1,470	$1,610	$61,763	$11,833
Operating Leases	5,120	2,453	806	559	374	928	—
Product Warranty	3,433	3,433	—	—	—	—	—
Purchase Obligations	19,812	19,422	390	—	—	—	—

Total	$109,568	$27,995	$3,036	$2,029	$1,984	$62,691	$11,833

      The debt and lease obligations at December 31, 2003 consist primarily of $60.0 million in convertible senior notes that mature in December 2008. The remaining amount of these obligations consist of $1.5 million in unsecured promissory notes related to our acquisition of AXIS in 2002, $0.9 million of insurance costs we financed through short-term notes payable, and $18.8 million related to the lease arrangement housing our corporate headquarters, our Land Imaging division and MEMS facility in Stafford, Texas.

      The operating lease commitments at December 31, 2003 relate to our lease of certain equipment, offices, and warehouse space under non-cancelable operating leases.

      The liability for product warranties at December 31, 2003 relates to the estimated future warranty expenditures associated with our products. Our warranty periods range from 90 days to three years from the date of original purchase, depending on the product. We record an accrual for product warranties and other contingencies when estimated future expenditures associated with those contingencies become probable and the amounts can be reasonably estimated.

      Our purchase obligations primarily relate to our committed inventory purchase orders for which deliveries are scheduled to be made in 2004. Included in this amount is a minimum payment commitment of labor hours to the outsource provider for the manufacturing of our vibrator vehicles, which extends through 2005 and approximates $0.4 million in each of the years ending December 31, 2004 and 2005.

      As part of our business plan, we are increasing the use of contract manufacturers as an alternative to in-house manufacturing. Under a few of our outsourcing arrangements, our manufacturing outsourcers first utilize our on-hand inventory, then directly purchase inventory at agreed-upon quantities and lead times in order to meet our scheduled deliveries. If demand proves to be less than we originally forecasted (thereby allowing us to cancel our committed purchase orders with our outsourcer), our manufacturing outsourcer has the right to require us to purchase inventory which it had purchased on our behalf. However, since we now issue purchase orders to our outsourcers based upon our short-term forecast (usually three months or less), we believe we have reduced the risk that we may be required to purchase any substantial quantities of inventory that we may never utilize.

Recent Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The provisions of this statement are effective for fiscal years beginning after June 15, 2002. We adopted SFAS No. 143 on January 1, 2003 and its adoption did not have an impact on our results of operations or financial position.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity is recognized when the liability is incurred. Under EITF Issue 94-3, a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002, and we have adopted them for 2003. For all exit and disposal activities initiated on or before December 31, 2002, we have continued to follow EITF No. 94-3.

      In November 2002, the FASB issued Interpretation (FIN) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others: an Interpretation of FASB Statements No. 5, 67, and 107 and Rescission of FASB Interpretation No. 34.” FIN No. 45 clarifies the requirements of FASB No. 5, “Accounting for Contingencies,” relating to the guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. The initial recognition and measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Our adoption of FIN No. 45 did not have a significant impact on our results of operations or financial position.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation— Transition and Disclosure— and Amendment of FASB No. 123.” SFAS No. 148 amends FASB No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change in fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We have elected to continue to follow the intrinsic value method of accounting prescribed by Accounting Principal Board Opinion No. 25.

      In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” The primary objective of the interpretation is to provide guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting rights; such entities are known as variable-interest entities (VIEs). FIN No. 46 provides guidance that determines (1) whether consolidation is required under the “controlling financial interest” model of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” or other existing authoritative guidance, or, alternatively, (2) whether the variable-interest model under FIN No. 46 should be used to account for existing and new entities. In December 2003, the FASB completed deliberations of proposed modifications to FIN 46 (FIN 46-R) resulting in multiple effective dates based on the nature as well as creation date of the VIE. FIN No. 46, as revised, did not have an impact on our results of operations or financial position.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. Our adoption of this statement had no initial impact on the results of operations or financial position.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires a financial instrument within its scope to be classified as a liability. It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. These effective dates are not applicable to the provisions of paragraphs 9 and 10 of SFAS 150 as they apply to mandatorily redeemable noncontrolling interests, as the FASB has delayed these provisions indefinitely. Our adoption of this statement had no initial impact on our results of operations or financial position.

      In December 2003, the SEC issued Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition,” which supercedes SAB 101, “Revenue Recognition in Financial Statements.” SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, which was superceded as a result of the issuance of EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. The impact of SAB 104 did not have a material effect on the Company’s results of operations or financial position.

Credit Risk

      Currently, our principal customers are seismic contractors, which operate seismic data acquisition systems and related equipment to collect data in accordance with their customers’ specifications or for their own seismic data libraries. In addition, we market and sell products and services to oil and gas companies. In 2003, BGP accounted for approximately 28% of our consolidated net sales. For the three months ended March 31, 2004, BGP accounted for approximately 13% of our consolidated net sales. In 2002, two of our largest customers, WesternGeco and Laboratory of Regional GeoDynamics, Limited, were responsible for approximately 11% and 10%, respectively, of our consolidated net sales. The loss of any one of these customers or deterioration in our relations with any of them could have a material adverse effect on our results of operations and financial condition. In recent years, our customers have been rapidly consolidating, shrinking the demand for our products.

      Approximately $10.6 million of our total notes receivable at April 30, 2004 related to one customer, a subsidiary of a major Russian energy company. During 2003, this customer became delinquent on approximately $0.8 million of its scheduled principal and interest payments, in addition to becoming delinquent on $1.8 million of its trade receivables. In January 2004, we refinanced the delinquent portion of its notes and trade receivables into a new notes totaling $2.6 million, with payments due in equal installments over a twelve-month period. The customer recently encountered financial difficulties as a result of an industrial accident and, as a result, became delinquent on approximately $2.3 million of its scheduled payments to us. Based on our internal credit review and discussions with the customer and its parent company, we currently expect the customer will pay all of its obligations in full and, therefore, no allowance has been established for these receivables. However, there can be no assurance that the customer will not continue to experience financial difficulties or that we will receive timely payment in full.

      During the year ended December 31, 2003, we recognized $20.0 million of sales to customers in the CIS, $15.4 million of sales to customers in Latin American countries, $20.0 million of sales to customers in Europe and $44.7 million of sales to customers in Asia. The majority of our foreign sales are denominated in U.S. dollars. During the three months ended March 31, 2004, we recognized $3.4 million of sales to customers in the CIS, $0.9 million of sales to customers in Latin American countries, $12.0 million of sales to customers in Europe and $8.0 million of sales to customers in Asia. In recent years, the CIS and certain Latin American countries have experienced economic problems and uncertainties as well as devaluations of their currencies. A continuation of weak demand for the services provided by certain of our customers will further strain their revenues and cash resources, thereby resulting in a higher likelihood of defaults in the timely payment of their obligations to us under our credit sales arrangements. Increased levels of payment defaults by our customers with respect to our credit sales arrangements could have a material adverse effect on our results of operations. To the extent that world events or economic conditions negatively affect our future sales to customers in those and other regions of the world or the collectibility of our existing receivables, our future results of operations, liquidity and financial condition may be adversely affected.

SCF Note and Warrant

      In August 2002, we repurchased all of the 40,000 outstanding shares of our Series B Convertible Preferred Stock and all of the 15,000 outstanding shares of our Series C Convertible Preferred Stock from SCF Partners, a Houston-based private equity fund specializing in oil service investments. In exchange for the preferred stock, we paid SCF $30.0 million in cash at closing, issued SCF a $31.0 million unsecured promissory note due May 7, 2004 and granted SCF a warrant to purchase 2,673,517 shares of our common stock at $8.00 per share which was set to expire on August 5, 2005. The note bore interest at 8% per annum until May 7, 2003, at which time the interest rate increased to 13%. We recorded interest on this note at an effective rate of approximately 11% per year. In May 2003, we repaid $15.0 million of the note and in December 2003, we repaid, in full, the remaining outstanding $16.0 million indebtedness. In addition, in December 2003, we terminated the warrant in exchange for 125,000 shares of our common stock with a market value of $3.54 per share.

      Under the terms of a registration rights agreement, SCF had the right to demand that we file a registration statement for the resale of the shares of common stock SCF acquired upon exercise of the warrant. If we were acquired in a business combination pursuant to which our stockholders receive less than 60% of the aggregate consideration in the form of publicly traded common equity, then the holder of the warrant had the option to require the Company to acquire the warrant at its fair value as determined by the Black-Scholes valuation model, as further refined by the terms of the warrant agreement. Because we could have been required to repurchase the warrant in these limited circumstances, we had classified the warrant as a current liability on our consolidated balance sheet.

Critical Accounting Policies and Estimates

      The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make choices between acceptable methods of accounting and to use judgment in making estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. The following accounting policies are based on, among other things, judgments and assumptions made by management that include inherent risk and uncertainties. Management’s estimates are based on the relevant information available at the end of each period.

•	Revenue Recognition and Product Warranty— Revenue is derived from the sale of data acquisition systems and other seismic equipment as well as from the processing of seismic data. For the sales of data acquisition systems, we follow the requirements of SOP 97-2 “Software Revenue Recognition,” and recognize revenue when the system is delivered to the customer and risk of ownership has passed to the customer, or, in the limited case where a customer acceptance clause exists in the contract, the later of delivery or when customer acceptance is obtained. For the sales of other seismic equipment, we recognize revenue when the equipment is shipped and risk of ownership has passed to the customer. For processing of seismic data, revenue is recognized at the time of delivery of the processed data to the customer.

When elements such as a data acquisition system and other seismic equipment are contained in a single arrangement, or in related arrangements with the same customer, we allocate revenue to each element based on its relative fair value, provided that such element meets the criteria for treatment as a separate unit of accounting. The price charged when the element is sold separately generally determines fair value. We limit the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services. We do not grant return or refund privileges to our customers.

We warrant that all manufactured equipment will be free from defects in workmanship, material and parts. Warranty periods range from 90 days to three years from the date of original purchase, depending on the product. At the time of sale, we record an accrual for product warranties and other contingencies, at which time estimated future expenditures associated with such contingencies are probable, and the amounts can be reasonably estimated. However, new information may become available, or circumstances (such as applicable laws and regulations) may change, thereby resulting in an increase or decrease in the amount required to be accrued for such matters (and therefore a decrease or increase in reported net income in the period of such change).

•	Impairment of Long-Lived Assets— We periodically evaluate the net realizable value of long-lived assets, including property, plant and equipment, relying on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. We recognize impairment in the carrying value of an asset whenever we estimate that anticipated future cash flows (undiscounted) from an asset are less than its carrying value. We recognize the difference between the carrying value of the asset and its fair value as the amount of the impairment. Since we must exercise judgment in determining the fair value of long-lived assets, the carrying value of our long-lived assets may be either overstated or understated.

In May 2003, a strategic marketing alliance with Veritas DGC Inc. was terminated. We reassessed the net realizable value of our rental equipment, which was being utilized in North America as part of the alliance. This equipment was associated with our first generation radio-based VectorSeis land acquisition systems. This equipment was an older generation of our technology, therefore the market demand and its net realizable value was significantly less than our current generation VectorSeis land acquisition systems. As a result, we recorded an impairment charge of $2.5 million in 2003.

In early 2003, we initiated an evaluation of our marine solid streamer project and concluded we would no longer internally pursue this product for commercial development. In conjunction with this evaluation, certain fixed assets and patented technology were considered impaired, resulting in a write-down of fixed assets of $0.5 million and intangible assets of $0.6 million in the first quarter of 2003.

In 2002, we announced plans to close our Alvin, Texas and Norwich, U.K. manufacturing facilities. Applicable accounting rules required us to perform an impairment analysis as a result of the announced closures. As a result, we recorded an impairment charge of $6.3 million in 2002. We relied upon third party quoted market prices for the facilities and internally developed operating cash flows during the interim period prior to their closure to determine the amount of the impairment of other related assets.

•	Impairment of Goodwill— On January 1, 2002, we adopted SFAS No. 142 “Goodwill and Other Intangible Assets.” Since adoption of SFAS No. 142 we no longer amortize goodwill, but instead test for impairment at least annually and as triggering events occur. In making this assessment we rely on a number of factors including operating results, business plans, internal and external economic projections, anticipated future cash flows and external market data. There are inherent uncertainties related to these factors and our judgment in applying them to the analysis of goodwill impairment. Since our judgment is involved in performing goodwill valuation analyses, the carrying value of our goodwill may be either overstated or understated.

In the third quarter of 2002, we recorded an impairment charge of $15.1 million, which related to all the goodwill of our land analog products reporting unit, a reporting unit within Land Imaging. The continuing weakness in the traditional analog land seismic markets and the financial condition of many of the seismic contractors, coupled with the anticipated decrease in demand for analog products, precipitated the need for this interim impairment. We determine the fair value of our reporting units using a discounted future returns valuation method.

•	Realization of Investments— We accounted for our investment in EVP under the cost method, where we review the investment for impairment when we estimate that the fair value of our investment has fallen below the then-current carrying amount. When we deem the decline to be other than temporary, we record an impairment charge for the difference between the investment’s carrying value and its estimated fair value at the time. Since the time of our investment, EVP failed to close two anticipated asset management agreements, which resulted in EVP’s management re-evaluating its business model and adequacy of capital. The board of directors of EVP voted to liquidate EVP, as it was unable to present a clear and feasible business strategy. As a result, we wrote our investment in EVP down to its approximate fair value of $1.0 million. This fair value represents our best estimate of the expected liquidation payout. In December 2003, we received a portion of our liquidation payment and expect to receive our final liquidation payment in the first quarter of 2004.

•	Accounts and Notes Receivable Collectibility— We consider current information and circumstances regarding our customers’ ability to repay their obligations, and consider an account or note impaired when it is probable that we will be unable to collect all amounts due. When we consider an account or note as impaired, we measure the amount of the impairment based on the present value of expected future cash flows or the fair value of collateral. We include impairment losses (recoveries) in our allowance for doubtful accounts and for loan loss through an increase (decrease) in bad debt expense. Notes receivable are collateralized by the products sold, bear interest at contractual rates up to 12.7% per year and are due at various dates through 2006. The weighted average interest rate at December 31, 2003 for our notes receivable was 7.4%. We first apply cash receipts on impaired notes to reduce the principal amount of such notes until the principal has been recovered and then we recognize additional cash receipts as interest income.

•	Inventory Obsolescence— We provide reserves for estimated obsolescence or excess inventory equal to the difference between the cost of inventory and its estimated market value based upon assumptions about future demand for our products and market conditions. For the years ended December 31, 2003, 2002 and 2001, we recorded inventory-related charges of approximately $1.0 million, $4.3 million and $3.6 million, respectively.

•	Deferred Tax Valuation Allowance— In 2002, we established an additional valuation allowance to reserve substantially all of our net deferred tax assets. In accordance with SFAS No. 109, we established an additional valuation allowance for substantially all of our net deferred tax assets based on our cumulative operating results in the most recent three-year period. Our results in this period were heavily affected by both industry conditions and deliberate and planned business restructuring activities in response to the prolonged downturn in the seismic equipment market, as well as heavy expenditures on research and development of our VectorSeis technology. Nevertheless, more recent losses represented sufficient negative evidence to establish an additional valuation allowance. We will continue to reserve substantially all of our net deferred tax assets until we have sufficient evidence to warrant reversal. This valuation allowance does not affect our ability to reduce future tax expense through utilization of net operating losses.

•	Stock-Based Compensation— We have elected to continue to follow the intrinsic value method of accounting for equity-based compensation as prescribed by APB Opinion No. 25. If we had adopted SFAS No. 123, net income (loss), basic income (loss) per share and diluted income (loss) per share for the periods presented would have been reduced (increased) as follows (in thousands, except per share amounts):

				Three Months
	Year Ended December 31,			Ended March 31,

	2003	2002	2001	2004	2003

	(in thousands, except per share data)
Net income (loss) applicable to common shares	$(23,152)	$(119,672)	$3,709	$(558)	$(5,279)
Add: Stock-based employee compensation expense included in reported income (loss) applicable to common shares	(222)	417	246	39	(312)
Deduct: Stock-based employee compensation expense determined under fair value methods for all awards	(2,463)	(3,531)	(4,244)	(657)	(329)

Pro forma net loss	$(25,837)	$(122,786)	$(289)	$(1,176)	$(5,920)

Basic and diluted income (loss) per common share— as reported	$(0.45)	$(2.35)	$0.07	$(0.01)	$(0.10)

Pro forma basic and diluted loss per common share	$(0.50)	$(2.41)	$(0.01)	$(0.02)	$(0.12)

      The above amounts are based on Black-Scholes valuation model variables of an average risk free interest rate based on 5-year Treasury bonds, an estimated option term of five years, no dividends and expected price volatility of 60% during the years ended December 31, 2003 and 2002 and 41% during the year ended December 31, 2001.

      We believe that all of the judgments and estimates used to prepare our financial statements were reasonable at the time we made them, but circumstances may change requiring us to revise our estimates in ways that could be materially adverse to our results of operations and financial condition.

BUSINESS

Company Overview

      We are a leading provider of seismic imaging technology used by oil and gas companies and seismic contractors for exploration, appraisal, development and reservoir monitoring in both land and marine environments. We add value for our customers by providing technologies and services to collect seismic data and develop geophysical images to find, develop and extract hydrocarbons more quickly and economically. We offer a full suite of related products and services for seismic data acquisition and processing without owning vessels or maintaining crews typically used in the field to acquire seismic data.

      Our strategy is to be the leading company in delivering cost-effective seismic imaging technologies, from designing and planning seismic surveys to acquiring and processing seismic data— which we refer to as the “seismic value chain.” Through recent acquisitions, we have implemented our strategy to reposition our business from being primarily an equipment and technology provider to offering our customers full-seismic imaging solutions. We believe our technologies and solutions will improve exploration and production economics for the energy industry. Our seismic data acquisition products are well suited for both traditional three-dimensional (3-D) and time-lapse, or four-dimensional (4-D), data collection as well as more advanced multi-component — or full-wave — seismic data collection techniques. Based on historical revenues, we believe that we are a market leader in numerous product lines, such as geophones, navigation and data management software and marine positioning systems. Through our AXIS business unit, we also offer advanced seismic data processing and imaging services, with a particular focus on land environments.

      On February 23, 2004, we acquired Concept Holdings Systems Limited. Concept Systems, based in Scotland, is a provider of integrated planning, navigation and data management software and solutions for towed streamer, seabed and land seismic operations. Its software is installed on the majority of towed streamer marine vessels worldwide and has rapidly become an integral component of redeployable and permanent seabed monitoring systems. Concept Systems also offers services to assist oil and gas companies in implementing 4-D seismic programs to permanently monitor hydrocarbon reservoirs. Its software and services will complement our marine control and positioning equipment and VectorSeis digital sensor technologies. This acquisition will also extend our services offering to the design and optimization of 4-D reservoir monitoring (or life-of-field) seismic projects.

Planned Acquisition of GXT

      On May 10, 2004, we entered into a stock purchase agreement with GXT and its stockholders to acquire all of the outstanding capital stock of GXT, a leading provider of seismic data processing and subsurface imaging services to oil and gas companies.

      GXT is focused on marine environments and specializes in providing customized imaging solutions utilizing GXT’s expertise in computer processing technology. The improved images derived from GXT’s processing and imaging technology enable oil and gas companies to more easily and economically identify and access hydrocarbon reservoirs. GXT’s geoscientists and computer scientists have developed advanced proprietary processing algorithms that incorporate technologies such as illumination analysis, velocity models and pre-stack depth and time migration. GXT leverages the power of parallel computer clusters to process seismic data through these algorithms in order to develop higher-quality, more accurate, clearer images in shorter cycle times than conventional seismic processing.

      Currently, the majority of GXT’s processing and imaging involves data collected with traditional 2-D and 3-D techniques. GXT, however, has several development projects underway to apply its advanced processing technologies to data gathered through multi-component and 4-D time-lapse data collection methods.

      GXT complements its core processing and imaging services with a suite of support services, including:

•	survey design, project management and quality control for seismic data acquisition;

•	data preconditioning for advanced pre-stack depth and time imaging;

•	4-D monitoring of reservoir fluid movement; and

•	outsourced, turnkey management of seismic data acquisition and image processing services.

      GXT offers its services to customers on both an independent and turnkey basis. Through its Processing and Imaging (P&I) services, GXT develops images by applying its proprietary processing technology to data owned or licensed by its customers. Under these arrangements, its customers separately arrange and pay for survey design, data collection, processing and imaging and retain exclusive ownership of the data after image development.

      Through its Integrated Seismic Solutions (ISS), GXT manages the entire seismic process, from survey planning and design to data acquisition and management through pre-processing and final subsurface imaging. GXT does not own vessels, field crews or other seismic logistics assets. Rather, it focuses on the more technologically intensive components of the image development process, such as survey planning and design and data processing and interpretation, and outsources the logistics component to geophysical logistics contractors. This flexible, asset-light approach frees GXT to structure the survey design, data acquisition means and imaging approach to meet the customer’s geophysical objectives as well as its budget and timing constraints. It also enables it to employ parallelized work flows to reduce cycle times and increase image quality. The more limited required capital investment provides GXT increased operational flexibility.

      GXT offers its ISS to customers on both a proprietary and multi-client basis. On both bases, the customers fully pre-fund the data acquisition. With the proprietary service, the customer also pays for the imaging and processing and has exclusive ownership of the data post imaging. With the multi-client service, GXT assumes minimal processing risk but retains ownership of the data and images and receives on-going revenue from subsequent image sales. For the nine months ending March 31, 2004, P&I and ISS accounted for 41% and 57% of revenues, respectively.

      The majority of GXT’s P&I and ISS have been applied in the Gulf of Mexico. GXT’s growth plans entail growing its ISS business, enhancing its field development and optimization capabilities and expanding its service offering internationally and to land environments.

      GXT has numerous large oil companies as customers, including British Petroleum, Marathon Oil, TotalFinaElf, ChevronTexaco, ExxonMobil and Pemex. During the nine months ending March 31, 2004, two customers accounted for 16% and 12%, respectively, of revenues. No other customer accounted for more than 10% of GXT’s revenues.

      GXT is headquartered in Houston with service centers in other major energy markets, including Calgary, Canada, London, England and Aberdeen, Scotland. GXT also has an experienced employee base. Of its more than 180 employees, over half have advanced degrees in geology, geophysics or other related sciences.

Anticipated Benefits of GXT Acquisition

      We believe that the acquisition of GXT will provide us with several strategic benefits:

      More Balanced Position in the Seismic Value Chain. The GXT acquisition will solidify our transition from primarily manufacturing seismic data collection equipment to providing full-scope seismic technology solutions. In addition, the GXT acquisition will strengthen our expertise and capabilities at each technology link in the seismic value chain, from survey planning and design to data collection management and pre-processing to image development. This broader, more technology-focused and seismic-oriented presence will enable us to deliver additional integrated, full-service imaging solutions to our customers. Additionally, we expect that the more consistent service-based revenue streams from GXT’s business will lessen the historical volatility in our revenues from original equipment manufacturing.

      More Service and Technology Intensive Business Model. We believe that the GXT acquisition will increase our emphasis on human capital, service and technology. We will own advanced technologies across the entire seismic spectrum—from survey planning through final image development, including the critical technologies associated with full-wave or multi-component imaging. These technologies will include our digital, full-wave sensor (VectorSeis) and GXT’s multi-component processing capability. While we focus on delivering integrated seismic solutions, we do not intend to participate in the traditional, capital-intensive logistical aspects of field data collection. Our approach differs from the conventional seismic contracting model in which significant investment is required for logistics assets, such as boats and crews to collect data in the field.

      Accelerated Development of Imaging Solutions. GXT’s advanced imaging technology, particularly pre-stack depth and time migration solutions, as well as its experience in deep marine environments, complements the advanced velocity imaging technology and experience in land environments that we have developed in our AXIS group. GTX’s pre-stack depth migration solutions involve advanced processing techniques to convert seismic wave time-based information to depth-based information. This conversion to depth-based data is relied upon by geologists to more accurately map subsurface structures. GXT’s pre-stack depth migration techniques are well suited for complex hydrocarbon reservoirs and deeper drilling targets. The accurate time-to-depth conversion that GXT’s techniques feature is important in processing digital, full-wave data from next-generation sensors, including our VectorSeis sensors. We believe that the combination of our technologies, bases of experience and technology development teams will enable us to accelerate our seismic technology development and advance our capabilities to provide improved digital full-wave imaging solutions.

      Enhanced Ability to Service the Full Reservoir Life Cycle. The GXT acquisition will improve our ability to provide seismic imaging solutions throughout the life cycle of an oil or natural gas reservoir. The combination of our digital seismic data collection and monitoring technology and AXIS’ processing and imaging capabilities, when combined with GXT’s advanced processing and imaging expertise, will improve our ability to extend the use of our seismic services across the productive life of the reservoir.

      Expanded Collaboration with Oil and Gas Customers. GXT has standing relationships with major, independent and national oil and gas companies. We intend to leverage these relationships to provide full-scope seismic solutions through GXT’s ISS services. We believe this approach will enable us to increase the use of our seismic data acquisition and monitoring technologies and services by these oil and gas companies and the seismic contractors who work with them. We also intend to use the relationships to better understand our target customers’ geophysical needs and to develop technologies and services that better address those needs.

Our Strengths and Challenges

      We believe our strengths include the following:

      A Leader in Subsurface Imaging Technology. We believe that our technology is central to the development of digital full-wave imaging. We expect full-wave imaging to be the next generation of seismic data acquisition and processing. Combined with those of GXT, our proprietary technologies will include our:

•	VectorSeis digital sensors, which allow full-wave data acquisition on land, on the seabed and in-well, and which have been proven effective in nearly 100 field surveys worldwide;

•	processing services incorporating our AXIS subsidiary’s AZIM processing technology, along with GXT’s processing technologies, which, when combined with VectorSeis data, result in higher quality seismic images;

•	positioning and streamer control systems, which support accurate and repeatable surveys in marine applications; and

•	data management software, which facilitates the collection and integration of acquired data streams.

      We believe we have a leading market share in a number of important seismic technologies, including digital sensors, geophones, navigation and data management software, positioning and streamer control systems and anisotropic processing.

      Experienced Management. Our executive management team has extensive experience in the seismic technology and services industry. In April 2003, Robert P. Peebler became our Chief Executive Officer after serving as a member of our Board of Directors since 1999. Mr. Peebler has over 30 years experience in the oil and gas industry, during which he has focused most of his time on recognizing and commercializing new technology to enhance hydrocarbon exploration and production. To help lead the development and implementation of our seismic image-focused strategy, Mr. Peebler recruited several new senior executives to augment our management team, including Jorge Machnizh, Executive Vice President and Chief Operating Officer, J. Michael Kirksey, Executive Vice President and Chief Financial Officer, Chris Friedemann, Vice President— Commercial Development, and Jim Hollis, Vice President— Land Imaging Systems. In addition, Bjarte Fageraas, who served as our Vice President and Chief Technology Officer since 2001, has become Vice President— Marine Imaging Systems. The Concept Systems acquisition further augmented our management team, adding Alastair Hay, Managing Director of Concept Systems, Alan Faichney, Director of Technology of Concept Systems, among others. With the GXT acquisition, we intend for Mick Lambert, currently President and Chief Executive Officer of GXT, to continue to lead the GXT operations and join our senior management group. In addition, we will inherit an accomplished GXT management team with proven success in the development and commercial application of seismic processing technology.

      Strategic Alliances with Oil Companies. In October 2003, we entered into a non-binding memorandum of understanding to form a strategic seismic technology alliance with Apache Corporation, a leading independent oil and gas exploration and production company. This alliance is designed to accelerate the adoption of our VectorSeis sensor and AZIM processing and imaging technologies while solving some of the more complex reservoir problems in Apache’s global portfolio. We are pursuing similar strategic alliances with other oil and gas exploration and production companies. The collaborative relationships that GXT has established with oil and gas companies will contribute to these efforts.

      Global Presence. We have resources and operations located in the historical North American oil and gas centers of Houston, New Orleans and Denver as well as key oil and gas centers around the world, including the Middle East, North Sea, Beijing and Moscow. This global presence gives us the local contacts necessary to be responsive with our growing international customer base. GXT adds to this capability with offices in Calgary, London and Aberdeen.

      Despite these strengths, we continue to face a number of serious challenges in our business. We experienced operating losses for the years ended December 31, 2003 and 2002, the seven months ended December 31, 2000, and the years ended May 31, 2000 and 1999. As of December 31, 2003, we had an accumulated deficit of approximately $158.5 million. A number of factors have contributed to our operating losses, including a general downturn in the seismic equipment market, significant charges related to our restructuring activities and research and development expenditures.

      Furthermore, our business is subject to numerous risks. Since our current strategy depends, to a large extent, on market acceptance of our VectorSeis products and other seismic technology, any actual or perceived failures in the performance or reliability of those products would negatively impact our sales and results of operations. In addition, our reliance on a relatively small number of significant customers has traditionally exposed us to risks related to customer concentration. For a discussion of the risks related to our business, please read “Risk Factors” beginning on page 16.

Our Strategy

      Our goal is to integrate the next generation of sensors and processing technology into seismic imaging solutions that will enable oil and gas companies to more cost-effectively find and manage reservoirs throughout the production life cycle. We intend to do this by building on our current technology platforms through both internal development and selective acquisitions. In addition, we intend to use our technology to lower the cost and shorten the cycle times of seismic surveys by replacing labor-intensive processes with more efficient, technology-based systems. Specifically, we intend to:

      Lead the Next Generation of Seismic Imaging Technology. The reservoir discovery and management process has grown increasingly challenging due to greater reservoir depths, more complex and subtle reservoir structures and the need to track fluid movements within hydrocarbon reservoirs. Conventional analog sensor and seismic processing technology has matured and proven unable to adequately meet these more difficult reservoir challenges. Our digital VectorSeis sensor captures significantly greater data than conventional analog sensors. We believe that using VectorSeis sensors in conjunction with the advanced processing techniques of

AXIS and GXT generally produces more detailed, better quality seismic images than conventional seismic technology. We believe that these improved images will enable oil and gas companies to more economically find and develop the deeper and more geologically complex and subtle hydrocarbon fields that they are increasingly exploring and developing. We believe our integrated service and technology offerings across the seismic value chain and our digital sensor and full-wave processing technologies will position us as one of the leaders in subsurface imaging technologies.

      Extend our Seismic Imaging Solutions Across the Full Reservoir Life Cycle. In the past, seismic imaging has been used primarily to assist in hydrocarbon exploration, rather than in developing, or enhancing production from, a proven field. By comparing detailed images of the same reservoir at different points in time, oil and gas companies can track fluid movements and enhance production from a reservoir. We intend to leverage the strength of Concept Systems in designing and managing 4-D life-of-field projects to work with oil and gas companies to apply our seismic imaging technology to reservoir development and production, as well as exploration. These technologies will include processing services, such as those provided by GXT.

      Reduce the Costs and Cycle Time of the Seismic Process. We intend to collaborate with oil and gas companies through survey planning, data acquisition, processing and image development in order to deliver seismic image solutions. We believe that there are efficiencies to be gained from integrating the process components and improving sequencing and outsourcing logistics, which should shorten the overall cycle time as well as reduce the overall cost of the seismic process to oil and gas companies.

      Make Selective Acquisitions. We intend to pursue selective acquisitions of products and services that accelerate the adoption of our advanced seismic imaging products and services. We seek to acquire and integrate technologies and services that will expand our ability to provide next generation imaging services and products to oil and gas companies and seismic contractors throughout the life of a reservoir. We will continue to identify, evaluate and pursue acquisitions of products, services and organizations that are strategically important to us and our growth strategy. In February 2004, we acquired Concept Systems. We plan to complete the acquisition of GXT concurrently with the consummation of this offering. See “Planned Acquisition of GXT.”

      Expand our Strategic Alliances. We intend to pursue strategic alliances with oil and gas exploration and production companies, which we believe will enable us to more effectively influence technology and equipment deployment in the seismic value chain. These alliances will also provide us with the opportunity to directly market our technology and services for use throughout the reservoir life cycle. Working directly with oil and gas companies will also provide us with valuable information to guide our product development efforts. Our strategic alliance with Apache Corporation is the first of these alliances that we are pursuing. We believe that GXT’s collaborative relationships with oil and gas customers should help us develop other relationships. In addition, we intend to enhance our current relationships with seismic contractors.

Industry Overview

      Oil and gas companies have traditionally used seismic data to reduce exploration risk by creating an image of the subsurface. Typically, an oil and gas company contracts with a geophysical logistics contracting company to acquire seismic data in a selected area. The contractor will often rely on third parties, such as I/ O, to provide the contractor with the technology and equipment necessary for data acquisition. After collection, either the geophysical contractor or another data processor processes the data through algorithms designed to create a seismic image. Geoscientists then interpret the data by reviewing the image and integrating known facts about the surrounding geology.

      In recent years, two principal factors have negatively affected demand for seismic data by oil and gas companies: the maturation of 3-D data collection technology and the business model adopted by geophysical contractors to leverage large fixed investments in equipment. The advent of commercial 3-D seismic data collection in the 1980s caused a sharp increase in demand for seismic data as oil and gas companies sought to capitalize on the improved images from 3-D technology compared to those from 2-D technology. Recently, however, without advances beyond 3-D in imaging technology, oil and gas companies have not had a compelling reason to maintain a high rate of purchasing seismic surveys. Much of the current demand for conventional analog 3-D seismic surveys comes from areas where use of the technology was not quickly adopted, such as China and the CIS.

      The traditional business model employed by geophysical contractors has also impacted demand. In an effort to achieve higher utilization of the large investments needed to conduct 3-D surveys, geophysical contractors increasingly began to collect speculative surveys for their own account as customer-requested demand for surveys declined. Contractors typically selected an area, acquired data using generic acquisition parameters and generic processing algorithms, capitalized the acquisition costs and sold the survey results to multiple parties. These general speculative surveys were not tailored to meet a particular request and caused an oversupply of seismic data. Additionally, since contractors incurred most of the costs of speculative seismic data at the time of acquisition, contractors lowered prices to recover as much of the fixed investment as possible which, in the process, drove margins down.

      We believe that the demand for seismic services will increase. Accelerating global reservoir decline rates coupled with recent reserve writedowns have increased the pressure on oil and gas companies to discover additional reserves. We expect these increased exploration demands to drive increased demand for seismic technology and services. Additionally, oil and gas companies are focusing on deeper hydrocarbon reservoirs with more complex and more subtle structures, making development more challenging. As a result, oil and gas companies are increasingly using seismic data to enhance the development of and production from known fields. By repeating a seismic survey over a defined area, oil and gas companies can detect untapped areas of a reservoir and adjust their drilling program to optimize production. Such time-lapse seismic images are referred to as 4-D surveys and make seismic data relevant to the entire life cycle of the reservoir.

      We also believe that oil and gas companies will increasingly value seismic technology providers who will collaborate with them to tailor surveys that address specific geophysical problems and to apply advanced digital sensor and imaging technologies that account for the geologic peculiarities of a specific area. We believe oil and gas companies will rely less on undifferentiated, mass seismic studies created using analog sensors and traditional processing technologies that do not adequately identify geologic complexities such as lithology and fluid properties.

Products and Services

Land Imaging Products

      Products for our Land Imaging Division include the following:

      VectorSeis Data Acquisition Systems. Our VectorSeis digital platforms offer high-resolution, cost-effective compression-wave (P-wave) data collection as well as shear wave multi-component acquisition. Digital sensors, when compared with traditional analog geophones, provide increased response linearity and bandwidth and preserve a higher degree of vector fidelity. In addition, one digital sensor can replace a string of six or more analog geophones, providing users with significant operating efficiencies. These advantages enable improved location and characterization of reservoir structure and fluids and more accurate identification of rock properties at reduced total costs.

      We began VectorSeis land acquisition field tests in 1999 and we have acquired data throughout Canada, Mexico, the United States, France, Eastern Europe and the CIS. In May 2002, we commercialized our VectorSeis System Four radio-based land acquisition system, and in the second quarter of 2003, we commercialized our cable-based telemetry system.

      Analog Acquisition Systems. Our Image land data acquisition system consists of a central electronics unit and multiple remote ground equipment modules, which are either connected by cable or utilize radio transmission and retrievable data storage. The central electronics unit, which acts as the control center of the system, is typically mounted within a vehicle or helicopter transportable enclosure. The central electronics unit receives digitized data, stores the data on storage media for subsequent processing and displays the data on optional monitoring devices. It also provides calibration, status and test functionality. The remote ground equipment of the I/ O Image system consists of multiple remote modules (MRX) and line taps positioned over the survey area. Seismic signals from geophones are collected by the MRX modules, which collect multiple channels of analog seismic data. The MRX modules filter and digitize the data, which is then transmitted by the MRX modules via cable to a line tap. Alternatively, our radio telemetry system (RSR) records data across a variety of environments, including transition zones, swamps, mountain ranges, jungles and other environments. RSRs are radio controlled and do not require cables for data transmission since the information is stored at the unit source and subsequently retrieved.

      In May 2004, we announced the introduction of our new hybrid System Four Digital-Analog system. The System Four Digital-Analog system is based on our System Four platform and will give seismic contractors the flexibility to use traditional analog geophone sensors, or digital full-wave VectorSeis sensors, even on the same survey. With our introduction of System Four Digital-Analog, we plan to transition out of our Image analog system during 2004.

      Geophones. Geophones are analog electro-mechanical seismic sensor devices that measure acoustic energy reflected from rock layers in the earth’s subsurface. We market a full suite of geophones and geophone test equipment that operate in all environments, including land, marine, ocean-bottom and downhole. Our principal geophone product, the SM-24, provides low distortion and wide bandwidth for greater realization of the potential of 24-bit seismic recording systems.

      Vibrators and Traditional Energy Sources. Vibrators are devices carried by large vehicles and are used as energy sources for land seismic acquisition. We market and sell the AHV-IV, an articulated vibrator vehicle with simplified hydraulics and superior maneuverability. In addition, we offer a low impact, tracked vibrator, the X-Vib, for use in environmentally sensitive areas like the Arctic tundra and desert environments.

      Our 2001 acquisition of Pelton Company (Pelton) added energy source control and positioning technology to our suite of products. The Vib Pro control system provides digital technology for energy control, and integrates global positioning system (GPS) technology for navigation and positioning of vibrator vehicles. The Shot Pro dynamite firing system is the equivalent technology for seismic operations using dynamite energy sources. Integrated GPS technology and compatibility with the Vib Pro control system helps to streamline field operations and improve operational efficiency.

      Specialty Cables and Connectors. Cables and connectors are used in conjunction with most seismic equipment. Our Tescorp cables not only are a replacement option to correct for ordinary wear, but also offer performance improvement and specialization for new environments and applications.

      MEMS. Our subsidiary, Applied MEMS, Inc., holds our MEMS technology development and manufacturing capabilities. In addition to producing the accelerometers for our VectorSeis digital sensor, this business unit is also actively pursuing sales of accelerometer products for applications outside of oil and gas seismic imaging as well as offering product commercialization foundry services for third parties.

      Reliability Issues. System reliability is an important competitive consideration for seismic data acquisition systems. Even though we attempt to assure that our systems are always reliable in the field, the many technical variables related to operations can cause a combination of factors that can, and has from time to time, caused service issues. It is believed that our new VectorSeis System Four land data acquisition system has made significant improvements in both field troubleshooting and reliability compared to our analog products, but until we have significantly more field experience we cannot be certain that problems will not arise. Even though we have a large installed base of customers using our analog products without reported problems, we may have customers who have experienced problems and therefore may believe our new products may also suffer from similar issues. In that case, acceptance of our new products could be delayed and our results of operations and financial condition could be adversely affected.

Marine Imaging Products

      Products for our Marine Imaging Division include the following:

      VectorSeis Ocean-Bottom Acquisition Systems. Since 2002, we have expanded our focus on reservoir applications by placing VectorSeis into our Marine Imaging product line. We believe that the VectorSeis ocean-bottom product line will address many shortcomings of current ocean-bottom systems. VectorSeis modules can operate at angles, which eliminates the need for gimbal receiver units that distort data and add cost. In addition, our patented cable de-coupler design further reduces data distortions and improves sea-bottom coupling. In 2002, we completed the first test of our VectorSeis ocean-bottom acquisition system in the Ekofisk Field in the North Sea. This test was supported by ConocoPhillips and delivered higher frequency and better vector fidelity than previous ocean-bottom cable surveys. During 2003, we sold this test system to ConocoPhillips, which represented the only sale of a VectorSeis ocean-bottom acquisition system we recognized in fiscal 2003.

      Marine Positioning Systems. Our DigiCourse positioning systems include streamer cable depth control devices, compasses, acoustic positioning systems (DigiRANGE II) and other auxiliary sensors. Marine positioning equipment controls the depth of the streamer cables and provides acoustic, compass and depth measurements to allow processors to tie navigation and location data with geophysical data to determine the location of potential hydrocarbon reserves for precise drilling operations.

      Data Acquisition Systems. Our marine data acquisition system consists primarily of towed marine streamers and shipboard electronics that collect seismic data in marine environments with water depths greater than 30 meters. Marine streamers, which contain hydrophones, electronic modules and cabling, may measure up to 12,000 meters in length and are towed behind a seismic acquisition vessel. Seismic sensors installed in the cable (hydrophones) detect acoustical energy transmitted through water from the earth’s subsurface structure.

      Source and Source Control Systems. Seismic sources (airguns) are the primary seismic energy source used in marine environments to initiate the acoustic energy transmitted through the earth’s subsurface. An airgun fires a high compression burst of air underwater to create an energy wave for seismic measurement. Additionally, we offer a digital source control system (DigiSHOT), which allows more precise and reliable control and quality control of airgun arrays for 4-D exploration activities.

Processing

      In July 2002, we acquired AXIS, a seismic data service company based in Denver, Colorado, that provides specialized data processing and integration services to major and independent exploration and production companies. The AXIS Interpretation-Ready Process integrates seismic and subsurface geological data to provide customers accurate and high quality data that can result in improved reservoir characterizations. In addition, AXIS developed proprietary AZIM data processing techniques. Most processors make a simplifying assumption that seismic energy travels at the same velocity through a geological structure regardless of the path that the energy takes through that structure. In reality, the earth is anisotropic, which means that energy will travel at different velocities through the same structure depending on the direction of the energy. AZIM accounts for the anisotropy effects of the earth, which allows for clearer, more accurate images, particularly in complex reservoirs. In 2002, we combined AXIS with our geophysical software operations, Green Mountain Geophysics. Green Mountain offers a wide range of geophysical software used in seismic survey planning and design. These groups, which together make up our Processing Division, allow us to provide oil and gas companies a custom designed survey addressing particular imaging problems while accounting for the actual geophysical properties encountered in a survey.

Product Research and Development

      Our research and development efforts are focused on improving both the quality of the subsurface image and the seismic data acquisition economics for our customers. Our ability to compete effectively in the manufacture and sale of seismic equipment and data acquisition systems, as well as related processing services, depends principally upon continued technological innovation. Development cycles of most products, from initial conception through commercial introduction, may extend over several years.

      During 2003, our principal research and development efforts involved the migration of our VectorSeis platform into ocean-bottom systems. In 2002, we completed the first test of our retrievable VectorSeis ocean-bottom system and in 2003, we sold the test system. On April 28, 2004, we announced the first commercial sale of our VectorSeis Ocean redeployable seabed system.

      Our efforts in prior years developing our VectorSeis land seismic data acquisition systems incorporating our digital sensors resulted in their commercialization in late 2002 and 2003, producing approximately $20 million in sales of these systems in 2003. We also completed the development of our new DigiRANGE II marine acoustic positioning system, which we commercialized in the fourth quarter of 2003.

      For 2004, one of our principal research and development projects is to introduce our new System Four A/C product by the third quarter of 2004.

      Because many of these new products are under development, their commercial feasibility or degree of commercial acceptance, if any, is not yet known. No assurance can be given concerning the successful development of any new products or enhancements, the specific timing of their release or their level of acceptance in the market place.

Markets and Customers

      Our principal customers are seismic contractors that operate seismic data acquisition systems and related equipment to collect data in accordance with their customers’ specifications or for their own seismic data libraries. In addition, we market and sell products directly to oil and gas companies, particularly for reservoir monitoring applications. In 2003, BGP, an international seismic contractor and subsidiary of the China National Petroleum Corporation, accounted for approximately 28% of our consolidated net sales. For the three months ended March 31, 2004, BGP accounted for approximately 13% of our consolidated net sales. In 2002, two of our largest customers, WesternGeco and Laboratory of Regional Geodynamics Limited, were responsible for approximately 11% and 10%, respectively, of our consolidated net sales. In recent years, our customers have been rapidly consolidating, shrinking the demand for our products. The loss of any of our significant customers or deterioration in our relations with any of them could materially adversely affect our results of operations and financial condition.

      A significant part of our marketing efforts are focused on areas outside the United States. Contractors from China and the CIS are increasingly active not only in their own countries, but also in other international markets. Foreign sales are subject to special risks inherent in doing business outside of the United States, including the risk of armed conflict, civil disturbances, currency fluctuations, embargo and governmental activities, as well as risks of non-compliance with U.S. and foreign laws, including tariff regulations and import/ export restrictions. We sell products through a direct sales force consisting of employees and several international third-party sales representatives responsible for key geographic areas. During the years ended December 31, 2002 and 2003 and for the three months ended March 31, 2004, sales to destinations outside of North America accounted for approximately 71%, 77% and 80% of our net sales, respectively. Further, systems sold to domestic customers are frequently deployed internationally and, from time to time, certain foreign sales require export licenses.

      During 2002, we formed a strategic marketing alliance with Veritas DGC, Inc., a geophysical services company, for the purpose of collecting VectorSeis data in North America in 2002 and into 2003. Under the terms of the alliance, we provided Veritas with our first-generation radio-based VectorSeis land acquisition equipment, and repair and maintenance of this equipment. Veritas utilized the equipment in its day-to-day operations and retained legal title to all seismic library data and proprietary data services utilizing the VectorSeis equipment. During the years ended December 31, 2003 and 2002, we recognized revenues related to alliance activities of $0.9 million and $0.3 million, respectively. Under the terms of the alliance, Veritas was our exclusive VectorSeis customer within North America, subject to certain minimum utilization requirements. No separate joint venture, partnership or other legal entity was formed.

      In May 2003, we agreed with Veritas to terminate this marketing alliance. Upon termination, all VectorSeis equipment was returned to us. As a result, we reassessed the net realizable value of our first-generation VectorSeis land acquisition system equipment that was utilized in alliance activities and recorded an impairment charge of $2.5 million in 2003.

      During 2003, we signed a non-binding memorandum of understanding for the formation of a strategic technology alliance with Apache Corporation, a leading independent oil and gas producer. This arrangement provides for cooperation between the parties to develop next-generation seismic imaging technology, including collaboration between each party’s technical staffs to identify projects within the context of Apache’s portfolio of oil and gas properties. The memorandum of understanding is intended to provide the basic outline for our technical collaboration. No separate legal entity has been formed, and we do not expect this alliance to impose any on-going legal obligations on either party.

      Under the Apache arrangement, we are focusing our initial efforts in using System Four land acquisition systems with digital full-wave VectorSeis sensors and AZIM processing techniques for subsurface imaging. Our alliance with Apache is enabling us to work directly with an upstream oil and gas company to gain a better sense of its seismic challenges and opportunities and to use that knowledge to make recommendations regarding technology deployment. In working directly with oil and gas companies, we believe that we will be able to stimulate end-user demand for our VectorSeis products and technology, as well as for our associated processing capabilities. As a result of our alliance with Apache, we announced in December 2003 that Trace Energy Services, a privately held seismic contractor based in Calgary, had purchased a VectorSeis System Four cable-based land acquisition system for use in connection with a north American acquisition program of Apache.

      Sales to customers are normally on standard net 30-day terms. We also provide financing arrangements to customers through short-term and long-term notes receivable. Notes receivable, which are collateralized by the products sold, bear interest at contractual rates up to 12.7% per year and are due at various dates through 2006. The weighted average annual interest rate at December 31, 2003 was 7.4%.

Suppliers

      As part of our strategic direction, we are increasing our use of contract manufacturers as an alternative to our own manufactured products. We may experience supply interruptions, cost escalations and competitive disadvantages if we do not monitor these relationships properly.

      We and our contract manufacturers purchase a substantial portion of the components used in our systems and products from third-party vendors. Certain items, such as integrated circuits used in our systems, are purchased from sole source vendors. Although we and our contract manufacturers attempt to maintain an adequate inventory of these single source items, the loss of ready access to any of these items could temporarily disrupt our ability to manufacture and sell certain products. Since our components are designed for use with these single source items, replacing the single source items with functional equivalents could require a redesign of our components and costly delays could result.

Competition

      The market for seismic data acquisition systems and seismic instrumentation is highly competitive and is characterized by consolidation, as well as continual and rapid changes in technology. Our principal competitor for land and marine seismic equipment is Societe d’Etudes Recherches et Construction Electroniques (Sercel), an affiliate of Compagnie General de Geophysique. Unlike us, Sercel possesses an advantage of selling to an affiliated seismic contractor. In addition, we compete with other companies on a product-by-product basis. Our ability to compete effectively in the manufacture and sale of seismic instruments and data acquisition systems depends principally upon continued technological innovation, as well as our prices, our reputation for quality, and our ability to deliver on schedule.

Intellectual Property

      We rely on a combination of patents, copyrights, trademark, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary technologies. We believe that the technological and creative skill of our employees, new product developments, frequent product enhancements, name recognition and reliable product maintenance are the foundations of our competitive advantage. Although patents are considered important to our operations, no one patent is considered essential to our success.

      Our portfolio of patents, copyrights and trademarks offer us only limited protection. Our competitors may attempt to copy aspects of our products despite our efforts to protect our proprietary rights, or may design around the proprietary features of our products. Policing unauthorized use of our proprietary rights is difficult, and we are unable to determine the extent to which such use occurs. Our difficulties are compounded in certain foreign countries where the laws do not offer as much protection for proprietary rights as the laws of the United States. Third parties inquire and claim from time to time that we have infringed upon their intellectual property rights. We are not currently aware of any parties that intend to pursue intellectual property claims against us.

Regulatory Matters

      Our operations are subject to laws, regulations, government policies and product certification requirements worldwide. Changes in such laws, regulations, policies or requirements could affect the demand for our products or result in the need to modify products, which may involve substantial costs or delays in sales and could have an adverse effect on our future operating results. Our export activities are also subject to extensive and evolving trade regulations. Certain countries are subject to trade restrictions, embargoes and sanctions imposed by the U.S. government. These restrictions and sanctions prohibit or limit us from participating in certain business activities in those countries.

      Our operations are subject to numerous local, state and federal laws and regulations in the United States and in foreign jurisdictions concerning the containment and disposal of hazardous materials, the remediation of contaminated properties and the protection of the environment. We do not currently foresee the need for significant expenditures to ensure our continued compliance with current environmental protection laws. Regulations in this area are subject to change, and there can be no assurance that future laws or regulations will not have a material adverse effect on us. Our customers’ operations are also significantly impacted by laws and regulations concerning the protection of the environment and endangered species. For instance, many of our marine contractors have been affected by new regulations protecting marine mammals in the Gulf of Mexico. To the extent that our customers’ operations are disrupted by future laws and regulations, our business and results of operations may be materially adversely affected.

Employees

      At March 31, 2004, we had 557 full-time employees worldwide, 342 of whom were employed in the United States. Also, at March 31, 2004, we had 164 temporary employees. Our temporary employee base fluctuates based upon our level of manufacturing activity, as a majority of these positions are manufacturing related. U.S. employees are not subject to any collective bargaining agreements and we have never experienced a work stoppage.

Properties

      Our primary manufacturing facilities at March 31, 2004 were as follows:

	Square
Manufacturing Facilities	Footage	Segment

Stafford, Texas*	110,000	Land Imaging
Harahan, Louisiana*	40,000	Marine Imaging
Voorschoten, The Netherlands*	30,000	Land Imaging
Jebel Ali, Dubai, United Arab Emirates*	11,000	Land Imaging
Ponca City, Oklahoma**	26,000	Land Imaging
Denver, Colorado*	11,000	Processing and Software
Edinburgh, Scotland*	12,000	Processing and Software

	240,000

*	Leased

**	Owned

     In addition, we lease sales and support offices in Norwich, England, Beijing, China and Moscow, Russia to support our global sales force. Our executive headquarters (utilizing approximately 25,000 square feet) are located at 12300 Parc Crest Drive, Stafford, Texas. The machinery, equipment, buildings and other facilities owned and leased by us are considered by our management to be sufficiently maintained and adequate for our current operations.

Legal Proceedings

      In the ordinary course of business, we have been named in various lawsuits or threatened actions. While the final resolution of these matters may have an impact on our consolidated financial results for a particular reporting period, we believe that the ultimate resolution of these matters will not have a material adverse impact on our financial position or liquidity.

MANAGEMENT

      The following table sets forth information regarding our directors and executive officers:

Name	Age	Position

James M. Lapeyre, Jr.	51	Chairman of the Board of Directors and Director
Robert P. Peebler	56	President, Chief Executive Officer and Director
Bruce S. Appelbaum	56	Director
Theodore H. Elliott, Jr.	68	Director
Franklin Myers	51	Director
Sam K. Smith	72	Director
John N. Seitz	52	Director
Jorge Machnizh	47	Executive Vice President and Chief Operating Officer
J. Michael Kirksey	48	Executive Vice President and Chief Financial Officer
Bjarte Fageraas	44	Vice President— Marine Imaging Systems
Christopher M. Friedemann	39	Vice President— Commercial Development
Laura D. Guthrie	45	Vice President— Human Resources
James R. Hollis	42	Vice President— Land Imaging Systems
David L. Roland	42	Vice President— General Counsel and Corporate Secretary
Michael L. Morrison	33	Controller and Director of Accounting

James M. Lapeyre, Jr.

      James M. Lapeyre, Jr. has been Chairman of our Board of Directors since 1999 and a Director since 1998. Mr. Lapeyre has been President of Laitram L.L.C., a privately held New Orleans based manufacturer of food processing equipment and modular conveyor belts, and its predecessors since 1989. Mr. Lapeyre joined our Board of Directors when we bought the DigiCourse marine positioning products business from Laitram. Mr. Lapeyre is Chairman of the Governance Committee and a member of Compensation Committee of our Board of Directors.

Robert P. Peebler

      Robert P. Peebler has been our President and Chief Executive Officer since April 2003 and a member of our Board of Directors since 1999. Prior to joining I/ O on a full-time basis, Mr. Peebler was the founder, President and Chief Executive Officer of Energy Virtual Partners, an asset development and management company for oil and gas properties. Prior to founding Energy Virtual Partners in April 2001, Mr. Peebler was Vice President of e-Business Strategy and Ventures of the Halliburton Company, a leading provider of products and services to the petroleum and energy industries. Mr. Peebler joined Halliburton in 1996 when Halliburton acquired Landmark Graphics Corporation, the leading provider of workstation-based software for oil and gas exploration and production, where he served as CEO since 1992. Mr. Peebler began his career with Schlumberger, a global oilfield and information services company, in wireline operations, and spent 17 years with Schlumberger in various positions, including head of U.S. wireline operations and executive in charge of strategic marketing for the corporate energy services group.

Bruce S. Appelbaum

      Bruce S. Appelbaum joined our Board of Directors in 2003. He is currently the Chairman of Mosaic Natural Resources Ltd., a newly formed oil and gas exploration and production company focusing on opportunities in the North Sea. Prior to co-founding Mosaic, Mr. Appelbaum was President of Worldwide Exploration and New Ventures for Texaco, Inc. and a Vice President of Texaco. Mr. Appelbaum joined

Texaco in 1990 as Division Manager of Texaco U.S.A.’s offshore exploration division and was elected as an officer of Texaco in 2000. Mr. Appelbaum is a Trustee of the American Geological Institute Foundation and serves on the Advisory Board to the Department of Oceanography at Texas A&M University. He previously served on the Advisory Board of the School of Earth Sciences at Stanford University. Mr. Appelbaum is a member of the Audit Committee of our Board of Directors.

Theodore H. Elliott, Jr.

      Theodore H. Elliott, Jr. joined our Board of Directors in 1987. In 1981, he co-founded Prime Capital Management Co., Inc., a Connecticut-based venture capital company, and has served as its Chairman since 1987. Prior to Prime Capital Management, Mr. Elliott was Vice President of General Electric’s venture capital subsidiary. Prior to General Electric, Mr. Elliott was head of investment banking at Clark, Dodge & Co. Inc. He is a Director of Carlo Gavazzi Holding AG, a Swiss-based producer of automation components and computer sub-systems that is listed on the Zurich Stock Exchange. Mr. Elliott is also a Director of National Interstate, a specialty property and casualty insurance company based in Ohio. Mr. Elliott is Chairman of the Audit Committee of our Board of Directors.

Franklin Myers

      Franklin Myers joined our Board of Directors in 2001. He is currently the Senior Vice President and Chief Financial Officer of Cooper Cameron Corporation, a leading international manufacturer of oil and gas pressure control equipment. Mr. Myers has been Senior Vice President at Cooper Cameron since 1995 and served as General Counsel and Corporate Secretary from 1995 to 1999, as well as President of the Cooper Energy Services Division from 1998 until 2002. Prior to joining Cooper Cameron, Mr. Myers was Senior Vice President and General Counsel of Baker Hughes Incorporated, a leading oilfield services and equipment provider, and an attorney and partner with the law firm of Fulbright & Jaworski L.L.P. in Houston, Texas. Mr. Myers is Chairman of the Compensation Committee and a member of the Governance Committee of our Board of Directors.

Sam K. Smith

      Mr. Smith joined our Board of Directors in 1999. He also served as our Chief Executive Officer from 1999 until 2000. From 1989 to 1996, Mr. Smith was Chairman of the Board of Landmark Graphics Corporation. Prior to that time, Mr. Smith was a special limited partner at Sevin-Rosen Management, a Texas-based venture capital firm that has backed high technology firms including Compaq, Lotus Development, and Silicon Graphics. Mr. Smith began his career at Texas Instruments where he held positions of increasing responsibility such as Group Vice President for the Equipment Group, Texas Instruments’ defense business.

John N. Seitz

      John N. Seitz joined our Board of Directors in 2003. He is the co-CEO and founder of North Sea New Ventures, a company focused on exploration and development opportunities in the North Sea. From 1977 to 2003, Mr. Seitz held positions of increasing responsibility at Anadarko Petroleum Company, serving most recently as a Director and as President and Chief Executive Officer. Mr. Seitz is a member of the Audit, Compensation and Governance Committees of our Board of Directors.

Jorge Machnizh

      Jorge Machnizh has been our Executive Vice President and Chief Operating Officer since May 2003. Previously, he was employed by Landmark Graphics Corporation, where he worked in a variety of positions, most recently serving as Vice President— Operations for North and South America. Prior to joining Landmark in 1997, Mr. Machnizh held senior management appointments with large geophysical contractors, including Geco-Prakla (a division of Schlumberger) and Petty-Ray Geophysical (a division of Geosource, Inc.). Mr. Machnizh started his career as a crew chief for United Geophysical.

J. Michael Kirksey

      J. Michael Kirksey has been our Executive Vice President and Chief Financial officer since January 2004. Before then, Mr. Kirksey had been the Chief Financial Officer, and then the Chief Executive Officer, of Metals USA, a leading metals processor and distributor based in Houston, Texas. Following the departure of Metals USA’s Chief Executive Officer, he was appointed CEO by the Metals USA board of directors and charged with restructuring the company’s operations and finances, and leading the company through an industry recession. Mr. Kirksey led the company through bankruptcy reorganization and succeeded in obtaining confirmation of a plan of reorganization in eleven months. Prior to joining Metals USA in 1997, Mr. Kirksey was Senior Vice President of Corporate Strategic Planning and the Chief Financial Officer— Europe for Keystone International Inc., a manufacturer of industrial valves and systems. Before joining Keystone, Mr. Kirksey worked for Arthur Andersen for thirteen years where he focused on growth strategies and technology companies.

Bjarte Fageraas

      Bjarte Fageraas has been our Vice President— Marine Imaging Systems since February 2004, and was our Vice President and our Chief Technology Officer from May 2001 to February 2004. Prior to joining I/O, Mr. Fageraas was President of and a stockholder in Geophysical Instruments AS, a Norwegian seismic technology company that we acquired in May 2001. From 1998 to 1999, Mr. Fageraas was Vice President-Research & Development of Aker Geo ASA, a Norwegian seismic contractor. Previously, Mr. Fageraas was Technical Manager of PGS Reservoir, a provider of seismic contracting services. Mr. Fageraas started his career at Geco-Prakla where he held several research and development positions.

Christopher M. Friedemann

      Christopher M. Friedemann has been our Vice President— Commercial Development since August 2003. Mr. Friedemann’s accountabilities encompass corporate marketing, strategic planning and corporate development. Before joining I/O, Mr. Friedemann served as the Managing Director of RiverBend Associates, a privately held management consulting firm based in Texas. Prior to founding RiverBend in January 2002, he served as President of Tradeum, a venture-backed software company that was sold to VerticalNet in April 2000 at which time Mr. Friedemann assumed the role of managing Director-Europe. Before joining Tradeum in January 2000, Mr. Friedemann was Principal and Partner at the management consulting firm McKinsey & Company. Mr. Friedemann also has experience as a Senior Reservoir Engineer with Exxon, in field operations with Unocal and in energy merchant banking with Bankers Trust.

Laura D. Guthrie

      Laura D. Guthrie has been our Vice President— Human Resources since March 2002. Prior to joining I/O, Ms. Guthrie had been an independent management consultant specializing in executive coaching and compensation and organization development. From July 1999 until March 2000, Ms. Guthrie served as Vice President— Human Resources for Splitrock Services, Inc., a broadband communications company, until the company was sold to McCleod USA. Before joining Splitrock in July 1999, Ms. Guthrie was a management consultant with Sterling Consulting Group, a boutique firm specializing in strategy development for the oil and gas industry. Prior to joining Sterling in 1998, she was the HR Planning Manager for Unocal Corporation. Before joining Unocal in 1996, Ms. Guthrie served as the Region HR Manager for the Americas Division of BHP Petroleum, an Australian oil and gas company, where she held a variety of HR roles during her 11 year tenure.

James R. Hollis

      James R. Hollis has been our Vice President— Land Imaging Systems since November 2003, and Business Unit Manager— Land Surface Systems since July 2003. Prior to joining I/O, Mr. Hollis served in various positions at Landmark Graphics, most recently as General Manager— Exploration and Development Solutions. Mr. Hollis joined Landmark Graphics when Landmark acquired Western Atlas Software in 1996.

Mr. Hollis managed the Seismic Modeling Software Product line for Western Atlas. Mr. Hollis joined Western Atlas in 1993 when Western Atlas acquired Sierra Geophysics in 1993, where Mr. Hollis led the depth imaging and velocity modeling support and consulting services.

David L. Roland

      David L. Roland has been our Vice President— General Counsel and Corporate Secretary since April 2004. Prior to joining I/ O, Mr. Roland held several positions within the legal department of Enron Corp., an energy trading and pipeline company, most recently as Vice President and Assistant General Counsel. Prior to joining Enron in 1998, Mr. Roland was an attorney with Caltex Corporation, an international oil and gas marketing and refining company. Mr. Roland was an attorney with the law firm of Gardere & Wynne from 1988 until 1994, when he joined Caltex.

Michael L. Morrison

      Michael L. Morrison has been our Controller and Director of Accounting since November 2002, and our Assistant Controller from June 2002. Prior to joining I/ O, Mr. Morrison held several positions at Enron Corp., an energy trading and pipeline company, most recently as Director of Transaction Support. Mr. Morrison had held a variety of positions at Deloitte & Touche, LLP, a public accounting firm, from January 1994 until he joined Enron in June 2000.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

      On March 31, 2003, we announced that we had appointed Robert P. Peebler as our president and chief executive officer. In April 2003, we invested $3.0 million in preferred securities of Energy Virtual Partners, LP and its affiliated corporation (EVP) in exchange for 22% of the outstanding ownership interests and 12% of the outstanding voting interests of EVP. EVP had been formed in 2001 to provide asset management services to large oil and gas companies in order to enhance the value of their oil and gas properties. Mr. Peebler had founded EVP and had served as its president and chief executive officer until his joining us in March 2003. Mr. Peebler continued to serve as the Chairman of EVP and presently holds a 23% ownership interest in EVP. Under Mr. Peebler’s employment agreement with us, he was permitted to devote up to 20% of his time to EVP.

      During the second quarter of 2003, EVP failed to close two anticipated asset management agreements. After that time, EVP management subsequently re-evaluated its business model and adequacy of capital. During August 2003, the board of directors of EVP voted to liquidate EVP, since it was unable to present a clear and feasible business strategy. For that reason, we wrote our investment in EVP down to its approximate liquidation value of $1.0 million, resulting in a charge against earnings for our second quarter of 2003 of $2.1 million. Since then, Mr. Peebler has offered, and we have agreed, that all proceeds Mr. Peebler receives from the liquidation of EVP will be paid to us. In December 2003, we received liquidation payments of $0.7 million from EVP and $0.1 from Mr. Peebler. In March 2004, we received final liquidation payments of $0.1 million from EVP and $0.01 from Mr. Peebler. These amounts were included in our estimates of EVP’s liquidation value.

      Mr. Lapeyre is the chairman and a significant equity owner of Laitram, L.L.C. (Laitram) and has served as president of Laitram and its predecessors since 1989. Laitram is a privately owned, New Orleans-based manufacturer of food processing equipment and modular conveyor belts. Mr. Lapeyre and Laitram together owned 14.9% of our outstanding common stock as of April 15, 2004.

      We acquired DigiCourse, Inc., our marine positioning products business, from Laitram in 1998 and have renamed it I/ O Marine Systems, Inc. In connection with that acquisition, we entered into a Continued Services Agreement with Laitram under which Laitram agreed to provide us certain accounting, software, manufacturing and maintenance services. These manufacturing services consist primarily of machining of parts for our marine positioning systems. The term of this agreement expired in September 2001 but we continue to operate under its terms. In addition, when we request, the legal staff of Laitram advises us on certain intellectual property matters with regard to our marine positioning systems. During 2003, we paid Laitram a total of $1.2 million, which consisted of $0.6 million for manufacturing services, $0.6 million for rent and other facilities charges, and $0.1 million for other services. For the 2002 and 2001 fiscal years, we paid Laitram an total of $1.9 million and $1.4 million, respectively, under this agreement and for these legal advisory services. In the opinion of our management, the terms of these services are fair and reasonable and as favorable to us as those which could have been obtained from unrelated third parties at the time of their performance.

      In March 2000, our board of directors established an executive “matching” program under which we issued one share of restricted stock for each share purchased by our senior executives in open-market transactions in March and April of 2000. In connection with this program, we issued 33,000 shares of restricted stock to C. Robert Bunch, a former executive officer of I/ O. Mr. Bunch funded his purchase through a loan from a commercial bank in the amount of $200,000. We guaranteed this indebtedness in 2000 and would have been liable for the entire amount outstanding under this loan if Mr. Bunch had defaulted on his obligation under the loan. Our guarantee of Mr. Bunch’s indebtedness expired by its terms in March 2003. Mr. Bunch left our employment in May 2003.

PRINCIPAL STOCKHOLDERS

      The following table sets forth certain information as of May 27, 2004, and after completion of this offering, with regard to the ownership of our common stock by the following persons:

•	Each person known by us to be a beneficial owner of more than 5% of our common stock;

•	Each of our directors; and

•	All of our directors and executive officers as a group.

				Percentage of Shares

	Common	Rights to	Restricted	Before the	After the
Name of Beneficial Owner	Stock(1)	Acquire(2)	Stock(3)	Offering(4)	Offering(5)

Laitram, L.L.C.(6)	6,941,044	—	—	13.1%	9.5%
Royce & Associates, Inc.(7)	6,306,200	—	—	11.9%	8.6%
Barclays Global Investors, N.A.(8)	4,394,707	—	—	8.3%	6.0%
PRIMECAP Management Company(9)	2,712,781	—	—	5.1%	3.7%
Daruma Asset Management, Inc.(10)	3,237,200	—	—	6.1%	4.4%
Dimensional Fund Advisors Inc.(11)	2,837,750	—	—	5.3%	3.9%
Steinberg Priest & Sloane Capital Management, LLC(12)	2,800,100	—	—	5.3%	3.8%
James M. Lapeyre, Jr.(13)	7,832,540	70,000	—	14.9%	10.8%
Bruce S. Appelbaum	3,000	—	—	*	*
Theodore H. Elliott, Jr.(14)	15,000	167,000	—	*	*
Franklin Myers	12,874	60,000	—	*	*
Robert P. Peebler	35,340	454,861	—	*	*
John N. Seitz	5,000	—	—	*	*
Sam K. Smith	24,007	70,000	—	*	*
Timothy J. Probert	—	—	—	*	*
C. Robert Bunch	—	—	—	*	*
Jorge Machnizh	—	50,000	25,000	*	*
Brad Eastman	15,229	13,125	—	*	*
Bjarte Fageraas	14,168	41,250	16,180	*	*
Laura Guthrie	8,653	9,375	12,849	*	*
All directors and executive officers as a group (14 persons)	7,946,582	877,986	94,029	16.3%	12.0%

*	Less than 1%

(1)	Represents shares for which the named person (a) has sole voting and investment power or (b) has shared voting and investment power. Excludes shares that (i) are restricted stock holdings or (ii) may be acquired through stock option or warrant exercises.
(2)	Represents shares of common stock that can be acquired through stock options exercised through June 14, 2004.
(3)	Represents shares subject to a vesting schedule, forfeiture risk and other restrictions. Although these shares are subject to forfeiture provisions, the holder has the right to vote the shares and receive dividends until they are forfeited.
(4)	Assumes shares that such person has rights to acquire are outstanding.
(5)	Does not reflect the exercise of the Underwriters’ over-allotment option.
(6)	The address for Laitram, L.L.C. is 220 Laitram Lane, Harahan, Louisiana 70123. Mr. Lapeyre is the President and a Director of Laitram, L.L.C. Please see note 14 below. Mr. Lapeyre disclaims beneficial ownership of any shares held by Laitram, L.L.C. Laitram, L.L.C. has expressed its intention to acquire up to approximately $5.0 million of the shares of our common stock being sold in this offering.
(7)	The address for Royce & Associates, Inc. is 1414 Avenue of the Americas, New York, New York 10019.
(8)	The address for Barclays Global Investors, N.A. is 45 Fremont Street, San Francisco, California 94105. The shares reported are owned by Barclays Global Investors, N.A., Barclays Global Fund Advisors, Barclays Bank PLC, Barclays Capital Securities Limited and other related entities in trust accounts for the economic beneficiaries of those accounts.
(9)	The address for PRIMECAP Management Company is 225 S. Lake Avenue #400 Pasadena, California 91101-3005. PRIMECAP Management Company has sole voting power over only 2,039,652 of the shares of common stock.

(10)	The address for Daruma Asset Management, Inc. is 80 West 40th Street, 9th Floor, New York, New York 10018. The shares reported by Daruma Asset Management, Inc. are held by investment advisory clients whose accounts are managed by Daruma Asset Management, Inc. Mariko O. Gordon, who owns in excess of 50% of the outstanding voting stock and is the President of Daruma Asset Management, Inc., may also be considered a beneficial owner of the shares reported by Daruma Asset Management, Inc. Daruma Asset Management, Inc. has sole voting discretion over only 1,521,700 shares.
(11)	The address for Dimensional Fund Advisors Inc. is 1229 Ocean Avenue, 11th Floor, Santa Monica, California 90401. The shares of common stock are held by investment companies, trusts and accounts for which Dimensional Fund Advisors Inc. serves as the investment advisor. Dimensional Fund Advisors Inc. disclaims beneficial ownership of all such shares.
(12)	The address for Steinberg, Priest & Sloane Capital Management, LLC is 12 East 49th Street, New York, New York 10017. Steinberg Priest & Sloane Capital Management, LLC has sole voting power over only 2,604,500 shares.
(13)	The shares of common stock include 10,500 shares over which Mr. Lapeyre holds joint voting and investment control with his wife, 33,280 shares that Mr. Lapeyre holds as a custodian or trustee for the benefit of his children and 6,941,044 shares owned by Laitram L.L.C., of which Mr. Lapeyre disclaims any beneficial interest. Please read note 5 above. These shares exclude 30,000 shares owned by Mr. Lapeyre’s wife, who exercises sole voting and investment control over those shares.
(14)	The shares of common stock include 4,000 shares owned by Mr. Elliott’s wife, of which Mr. Elliott disclaims beneficial interest.

SELLING STOCKHOLDERS

      The following table sets forth certain information regarding the selling stockholders’ beneficial ownership of our common stock before and after this offering, and number of shares of common stock to be sold by them in this offering. To our knowledge, each of the selling stockholders has sole voting and investment power as to the shares shown unless otherwise noted. Beneficial ownership as shown in the table below has been determined in accordance with the applicable rules and regulations promulgated under the Exchange Act. None of the selling stockholders is a director, officer or employee of I/O or an affiliate of such persons.

	Beneficial Ownership Prior to			Beneficial Ownership After
	the Offering		Number of	the Offering
			Shares
	Number of	Percent of	Offered	Number of	Percent of
Selling Stockholders	Shares	Class	hereby	Shares	Class

RBS Mezzanine Limited	152,344	*	152,344	—	—
Iain MacRitchie	46,830	*	46,830	—	—
Nicholas Walters	10,457	*	10,457	—	—

*	Less than 1%

     I/O and all of the selling stockholders are parties to a registration rights agreement pursuant to which we have granted to such stockholders rights to register their shares of common stock. We granted these registration rights in connection with our purchase of Concept Systems in February 2004. We are also a party to a registration rights agreement with a predecessor of Laitram, L.L.C., which we entered into in 1998 in connection with our acquisition in DigiCourse, Inc., our marine positioning products business.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 100,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share, of which 100,000 shares have been designated as Series A Preferred Stock. As of April 30, 2004, there were 53,126,054 shares of common stock outstanding. No shares of Series A Preferred Stock are outstanding.

Common Stock

      Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have any cumulative voting rights. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefor, and may be subject to any preferential dividend rights of our preferred stock that we may issue in the future. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all of our assets remaining after the payment of all debt and other liabilities and subject to any liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

      Our board of directors is authorized, subject to certain restrictions, without further stockholder approval, to issue at any time and from time to time, preferred stock in one or more series. Each such series shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges and restrictions as shall be determined by our board of directors. These rights, privileges and restrictions may include dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and preemptive rights, to the full extent now or hereafter provided by Delaware law.

      The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. In addition, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of I/ O without further action by our stockholders. The issuance of preferred stock having voting and conversion rights may adversely affect the holders of our common stock. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available, if any, for the payment of dividends on our common stock. Holders of preferred stock would typically be entitled to receive a preference payment upon our liquidation. Under certain circumstances, the issuance of preferred stock could have the effect of decreasing the market price of our common stock.

      In August 2002, we repurchased from SCF all of our then-outstanding Series B Convertible Preferred Stock and Series C Convertible Preferred Stock in exchange for $30.0 million in cash and the issuance to SCF of a $31.0 million principal amount unsecured promissory note due May 2004 and a warrant to purchase 2,673,517 shares of our common stock. All outstanding indebtedness remaining under the SCF Note was repaid with the proceeds from our offering and sale of the notes in December 2003. The warrant was acquired by us at the same time in exchange for our issuance of 125,000 shares to SCF in a privately-negotiated transaction exempt from the registration requirements under the Securities Act.

Options

      As of April 30, 2004, options to purchase a total of 5,719,131 shares of our common stock were outstanding, having a weighted-average exercise price of $8.00 per share. As of that date, 512,156 additional shares of common stock were available for options that could be granted in the future under our stock option and stock incentive plans and agreements.

Convertible Notes

      In December 2003, we issued $60,000,000 aggregate principal amount of our 5.50% senior convertible notes in private placements. These notes bear interest at any annual rate of 5.50% from December 10, 2003, or from the most recent date to which interest has been paid or duly provided for. The initial conversion rate for the notes is 231.4815 shares of common stock per $1,000 principal amount of notes, subject to adjustment for certain dilutive events, which represents an initial conversion price of $4.32. We may not redeem the notes at our option in whole or in part prior to their maturity. The notes are senior unsecured indebtedness of I/O and rank on a parity with all of our other existing and future senior unsecured debt and prior to any subordinated debt. Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture governing the notes. In addition, neither we nor any of our subsidiaries is restricted under the indenture from paying dividends, incurring debt, or issuing or repurchasing our securities. The indenture provides that defaults in payment in principal or interest on the notes, failure to satisfy certain covenants for a period of 60 days after written notice from the trustee, and payment defaults or other defaults causing acceleration of indebtedness prior to maturity, where the principal amount of the indebtedness subject to such defaults aggregates $5 million or more following will be events of default under the indenture.

Registration Rights

      In connection with our August 2002 repurchase of our Series B and Series C Preferred Stock, we entered into a registration rights agreement with SCF, which was terminated in December 2003 in connection with our exchange of 125,000 shares of our common stock for the warrant.

      In connection with our acquisition of our marine positioning systems subsidiary in November 1998, we entered into a registration rights agreement with a predecessor of Laitram with respect to our shares of common stock acquired by Laitram under the transaction. This registration rights agreement grants piggyback registration rights to Laitram, which allow it to participate in underwritten public offerings initiated by us, subject to limitations and conditions set forth in the agreement. In addition, the registration rights agreement grants Laitram two demand registration rights, subject to certain limitations and conditions, including a requirement that each demand for registration shall not be made for less than 1,000,000 shares of our common stock.

      In connection with our acquisition of Concept Systems in February 2004, we entered into a registration rights agreement with certain former stockholders of Concept Systems with respect to shares of our common stock acquired by them in the transaction. The agreement provides for certain piggyback registration rights and two demand registrations. Any demand registration may not be made for less than 420,000 shares.

      Our registration rights agreements with Laitram and the former stockholders of Concept Systems contain provisions whereby we have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act. Sales or the availability for sale of a substantial number of our shares of common stock in the public market could adversely affect the market price for our common stock.

Stockholder Rights Plan

      Our board of directors has adopted a stockholder rights plan. The stockholder rights plan was adopted to give our board of directors increased power to negotiate in our best interests and to discourage appropriation of control of us at a price that is unfair to our stockholders. It is not intended to prevent fair offers for acquisition of control determined by our board of directors to be in the best interest of us and our stockholders, nor is it intended to prevent a person or group from obtaining representation on or control of our board of directors through a proxy contest, or to relieve our board of directors of its fiduciary duty to consider any proposal for our acquisition in good faith.

      The stockholder rights plan involved the distribution of one preferred share purchase “right” as a dividend on each outstanding share of our common stock to all holders of record on January 27, 1997. Each right will entitle the holder to purchase one one-thousandth of a share of our Series A Preferred Stock at an purchase price of $200 per one one-thousandth of a share of Series A Preferred Stock, subject to adjustment.

The rights trade in tandem with our common stock until, and become exercisable following, the occurrence of certain triggering events. Our board of directors retains the right to discontinue the stockholder rights plan through the redemption of all rights or to amend the stockholder rights plan in any respect prior to our announcement of the occurrence of any such triggering event, including the acquisition of 20% or more of our voting stock by an acquiror. The rights will expire at the close of business on January 27, 2007, unless earlier redeemed by us.

      The description and terms of the rights are set forth in a rights agreement between us and our transfer agent as successor to Harris Trust and Savings Bank, as rights agent.

Effects of Certain Certificate of Incorporation and Bylaws Provisions

      Certain provisions of our certificate of incorporation and bylaws summarized below may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that an investor might consider in that investor’s best interest, including any attempt that might result in a premium over the market price for shares of our common stock.

      Our board of directors is divided into three classes that are elected for staggered three-year terms. Our stockholders may only remove a director for cause.

      Our certificate of incorporation provides that our directors generally will not be personally liable for monetary damages for breach of their fiduciary duties as a director. These provisions would not limit the liability of a director for breach of the director’s duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, payment of an unlawful dividend or any unlawful stock purchase or redemption, or any transaction for which the director derived an improper benefit.

      Our certificate of incorporation and bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We have entered into separate indemnification agreements with our directors and executive officers. In addition, we carry officer and director liability insurance.

      Our certificate of incorporation contains a “fair price” provision that requires the approval of holders of not less than 75% of the outstanding shares of our voting stock (including not less than 66 2/3% of the outstanding shares of voting stock not owned, directly or indirectly, by persons who are “Related Persons”) as a condition for mergers, consolidations and certain other business combinations, including management buyouts, involving I/ O and any Related Person; however, this 66 2/3% voting requirement is not applicable if the business combination is approved by the holders of not less than 90% of the outstanding shares of our voting stock. “Related Persons” include the holders of 10% or more of our outstanding voting stock and any affiliate of such persons. The 75% voting requirement of the “fair price” provision is not applicable to a business combination between I/ O and any wholly-owned subsidiary, or a business combination involving a holder of 10% or more of our outstanding voting stock so long as the acquisition by such holder of such stock or the proposed transaction is approved in advance of such person becoming a holder of 10% of our outstanding voting stock by not less than 75% of our directors then holding office, or if the following conditions are met:

•	the transaction is a merger or consolidation proposed to occur within one year of the time such holder acquired 10% of our outstanding voting stock and the price to be paid to holders of common stock is at least as high as the highest price paid by such holder in acquiring any of our common stock;

•	the consideration to be paid in the transaction is cash or the same form of consideration paid by such holder to acquire a majority of its holdings of common stock;

•	between the date of the acquisition by the holder of 10% of our outstanding voting stock and the transaction, there has been no failure to declare and pay preferred stock dividends and no reduction in common stock dividends (except as approved by a majority of our unaffiliated directors), no further acquisition of voting stock by such holder and no benefit, direct or indirect, received by such holder through loans or other financial assistance from I/ O or tax credits or other tax advantages provided by I/ O; and

•	a proxy statement shall have been mailed to stockholders at least 30 days prior to the consummation of the transaction for the purpose of soliciting stockholder approval of the transaction.

      Our certificate of incorporation also provides that

•	special meetings of stockholders can be called only by our board of directors;

•	stockholders may act only at an annual or special meeting of stockholders and may not act by written consent;

•	our bylaws may be amended only by our board of directors or with the vote of not less than 75% of the outstanding shares of our voting stock;

•	a 75% vote of the outstanding voting stock is required to amend our certificate of incorporation with respect to certain matters, including, without limitation, the matters set forth in the two immediately preceding clauses above and the 75% voting requirement for certain business combinations described in the preceding paragraph; and

•	in addition to the 75% voting requirement referred to in the immediately preceding clause above, a 66 2/3% vote of the outstanding shares of our voting stock not owned by a Related Person is required to amend the provisions of our certificate of incorporation relating to certain business combinations described in the preceding paragraph.

      Our bylaws establish advance notice procedures with regard to the nomination, other than those made by or at the direction of the board of directors, of candidates for election as directors and as to any other business to be brought before an annual or special meeting of our stockholders. These procedures provide that the notice of proposed stockholder nominations for the election of directors must be timely given in writing to our corporate secretary prior to the meeting at which directors are to be elected. To be timely, notice must be delivered to or mailed and received at our principal executive offices (a) for annual meetings of stockholders, not later than the close of business on the one hundred twentieth day prior to the first anniversary of the date our proxy statement was released to stockholders in connection with our previous year’s annual meeting of stockholders, or (b) for special meetings at which our board of directors has determined that directors shall be elected, not later than the close of business on the one hundred twentieth day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting. The procedures also provide that at an annual meeting, and subject to any other applicable requirements, only such business may be conducted as has been brought before the meeting by, or at the direction of, the board of directors or by a stockholder who has given timely prior written notice to our corporate secretary of that stockholder’s intention to bring such business before the meeting. For such stockholder’s notice to be timely, notice must be delivered to or mailed and received at our principal executive offices not later than the close of business on the date that is 120 days prior to the first anniversary of the date our proxy statement was released to stockholders in connection with our previous year’s annual meeting of stockholders. The notices must contain certain information, and are subject to other qualifications, specified in the bylaws.

Delaware Law

      We are incorporated in Delaware and are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an “interested stockholder” (defined generally as a person owning 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder, unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder’s becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) on or subsequent to the date of the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of the stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

      Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Computershare Investor Service L.L.C. It is located at 2 North LaSalle St., Chicago, Illinois 60602-3705 and its telephone number is (312) 360-5286.

UNDERWRITERS

      Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as representative, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated	12,125,781
Johnson Rice & Company L.L.C.	4,041,925
Sanders Morris Harris Inc.	4,041,925

Total	20,209,631

      The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

      The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $0.263 a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 3,031,445 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered hereby. To the extent the option is exercised, each underwriter will become obligated, subject to specified conditions, to purchase about the same percentage of additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

      The following table shows public offering price, underwriting discount, proceeds before expenses to Input/Output and proceeds to the selling stockholders. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

		Total

		Without	With
		Over-Allotment	Over-Allotment
	Per Share	Option	Option

Public offering price	$7.00	$141,467,417	$162,687,532
Underwriting discounts and commissions	$0.4375	$8,841,714	$10,167,971
Proceeds, before expenses, to Input/Output, Inc.	$6.5625	$131,250,000	$151,143,858
Proceeds to the selling stockholders	$6.5625	$1,375,703	$1,375,703

      The expenses of this offering, not including the underwriting discounts and commissions, are estimated at $800,000 and are payable by us.

      We, our directors and executive officers, Laitram, L.L.C. and the selling stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, none of us will, during the period ending 90 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock or file any registration statement under the Securities Act of 1933 (except for registration statements on Form S-8 for securities issued pursuant to our 2004 Long-Term Incentive Plan, under stock options granted by GXT assumed by us and under inducement grants to certain employees of Concept Systems) with respect to the foregoing; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, the selling stockholders have agreed that, without the prior consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, they will not, during the period ending 90 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock.

The restrictions described in this paragraph do not apply to:

•	the sale of shares to the underwriters pursuant to the underwriting agreement;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	the issuance by us of additional options under our existing stock option plans and the above-referenced assumed GXT options and inducement options, provided that such options will not be exercisable during the 90-day lock-up period described above;

•	the issuance by us of awards of restricted stock under our 2000 Long-Term Incentive Plan or our 2004 Long-Term Incentive Plan, provided that such shares will not vest during the 90-day lock-up period described above;

•	offers, sales or other transfers or dispositions of shares of our common stock by us pursuant to our existing Employee Stock Purchase Plan;

•	the exchange with us, or the acquisition or the withholding by us, of shares of our common stock upon and in connection with the exercise of outstanding stock options, or the lapse of restrictions on outstanding shares of restricted stock, in each case during the 90 days after the date of this prospectus, provided that the number of options and the number of restricted shares in respect of which the restrictions would lapse during such period substantially conform to the numbers provided by us to the underwriters prior to the date of this prospectus;

•	transfers by way of a bona fide gift, or to a trust, or by will or intestacy, provided that the transferee agrees to be bound by the lock-up provisions described above for the remainder of the 90-day lock-up period; or

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares.

      None of the transfers described in the three immediately preceding sub-paragraphs will be permitted if they necessitate any filing by any party (e.g., a donor, donee, transferor or transferee) pursuant to Section 16(a) of the Exchange Act, nor may any filing pursuant to Section 16(a) of the Exchange Act be voluntarily made, in either case other than filings on Form 5 made after the expiration of the 90-day lock-up period described above.

      In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is “covered” if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a “naked” short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions, or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of our common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

      A prospectus in electronic format may be made available on the website maintained by one or more underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead manager to underwriters that may make distributions on the same basis as other allocations.

      From time to time, some of the underwriters and their affiliates have provided, and may continue to provide, investment banking and commercial banking services to us for fees and commissions that we believe are customary. In particular, Morgan Stanley & Co. Incorporated acted as sole book-running manager of our private placement of convertible notes in December 2003 and is providing us with advisory services in connection with our pending acquisition of GXT.

      We have agreed to indemnify the underwriters against a variety of liabilities, including liabilities under the Securities Act.

      Laitram, L.L.C., an entity affiliated with James M. Lapeyre, Jr., the chairman of our board of directors, has expressed the intention to acquire, and we may ask the underwriters to reserve, up to approximately $5.0 million of the shares of our common stock being sold in this offering. See “Principal Stockholders.”

      As of June 4, 2004, a business unit of Morgan Stanley owns 84,190 shares of our common stock, representing less than 1.0% of the shares outstanding prior to this offering.

LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon for us by Fulbright & Jaworski L.L.P., Houston, Texas. The underwriters are being represented in connection with this offering by Andrews Kurth LLP, Houston, Texas.

EXPERTS

      The consolidated financial statements of Input/Output incorporated in this prospectus by reference to the Annual Report on Form 10-K, as amended by the Form 10-K/A-1 and Form 10-K/A-2, of Input/Output for the year ended December 31, 2003, have been so incorporated in reliance on the report, which contains an explanatory paragraph that the company has restated its consolidated statement of operations for 2002 and its consolidated balance sheet for 2002 and 2003, of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

      The consolidated financial statements of GX Technology Corporation as of June 30, 2003 and June 30, 2002, and for each of the three years in the period ended June 30, 2003, included in this prospectus and elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC at the SEC public reference room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information about the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet website at http://www.sec.gov.

      Our common stock is listed on the New York Stock Exchange (NYSE) and we are required to file reports, proxy statements and other information with the NYSE. You may read any document we file with the NYSE at the offices of the New York Stock Exchange, Inc. which is located at 20 Broad Street, New York, New York 10005.

INCORPORATION BY REFERENCE

      We incorporate by reference into this prospectus the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of common stock under this prospectus. The information incorporated by reference into this prospectus is considered a part of this prospectus, and information that we file later with the SEC, prior to the termination of the offering of common stock under this prospectus, will automatically update and supercede the previously filed information.

•	Our Annual Report on Form 10-K for our fiscal year ended December 31, 2003, as amended by our Form 10-K/ A-1 filed on April 23, 2004 and Form 10-K/A-2 filed on May 10, 2004.

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

•	Our Current Reports on Form 8-K filed on March 5, 2004, May 3, 2004 and May 11, 2004 (as amended by Form 8-K/A filed on May 28, 2004).

•	The description of our common stock contained in our Form 8-A dated October 14, 1994 filed under Section 12(b) of the Exchange Act, as amended by our Current Report on Form 8-K filed on February 8, 2002.

•	Our Form 8-A12B filed on January 27, 1997 and our Form 8-A12B/ A filed on May 7, 1999.

      You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

Input/ Output, Inc.

12300 Parc Crest Drive
Stafford, Texas 77477
Tel: (281) 933-3339
Attention: Corporate Secretary

INDEX TO FINANCIAL STATEMENTS

GX TECHNOLOGY CORPORATION AND SUBSIDIARIES

Consolidated Financial Statements As of March 31, 2004 (unaudited), June 30, 2003 and 2002 and for the Years Ended June 30, 2003, 2002, and 2001 and the (unaudited) Nine-Month Periods Ended March 31, 2004 and March 31, 2003 and Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

Board of Directors

GX Technology Corporation

      We have audited the accompanying consolidated balance sheets of GX Technology Corporation and Subsidiaries (the “Company”) as of, June 30, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
November 17, 2003

GX TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,	June 30,	June 30,
	2004	2003	2002

	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,512,432	$712,394	$2,949,821
Accounts receivable, trade (net of allowance for doubtful accounts of $188,341 and $84,925 and $120,516 for 2004, 2003 and 2002, respectively)	9,535,675	9,097,690	3,889,726
Unbilled revenue	6,454,623	3,301,395	3,632,709
Prepayments and other	1,099,931	487,295	304,652

Total current assets	19,602,661	13,598,774	10,776,908

PROPERTY AND EQUIPMENT—At cost	20,593,993	17,208,891	10,249,988
LESS ACCUMULATED DEPRECIATION AND AMORTIZATION	(8,360,011)	(7,057,097)	(4,995,819)

Net property and equipment	12,233,982	10,151,794	5,254,169

PURCHASED SOFTWARE COSTS, Net of accumulated amortization of $878,837, $707,077 and $1,207,653 for 2004, 2003 and 2002, respectively	1,085,565	997,320	565,715

SEISMIC DATA LIBRARY, Net of accumulated amortization of $8,535,097 and $2,685,182 for 2004 and 2003, respectively	12,354,255	5,925,498	—
DEFERRED TAX ASSET	619,390	212,381	—
OTHER ASSETS	268,222	145,569	—

TOTAL	$46,164,075	$31,031,336	$16,596,792

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Line of credit	$3,775,000	$2,025,000	$2,975,000
Accounts payable	2,960,968	896,358	930,711
Accrued liabilities and other	7,956,947	7,580,761	1,412,192
Deferred revenue	8,896,629	3,566,908	2,797,547
Dividends payable	1,992,263	1,365,488	529,788
Deferred tax liability	2,016,275	853,369	170,415
Current portion of long-term obligations	4,939,525	5,018,435	2,627,432

Total current liabilities	32,537,607	21,306,319	11,443,085
LONG-TERM OBLIGATIONS	2,729,564	2,436,359	1,660,782

Total liabilities	35,267,171	23,742,678	13,103,867

COMMITMENTS AND CONTINGENCIES
Redeemable Series A preferred stock, 8%, $1 par value; 500,000 shares authorized, 481,696 shares issued and outstanding	5,000,000	5,000,000	5,000,000
Redeemable Series B preferred stock, 8%, $1 par value; 480,000 shares authorized, 480,000 shares issued and outstanding	5,446,239	5,446,239	5,446,239
STOCKHOLDERS’ EQUITY (DEFICIT):
Common stock, $.01 par value—10,000,000 shares authorized, 1,543,479 shares issued and outstanding at June 30, 2003 and June 30, 2002 respectively, and 1,592,379 shares issued and outstanding at March 31, 2004	15,475	15,435	15,435
Additional paid-in capital	2,812,743	2,745,283	2,745,283
Accumulated earnings/ (deficit)	(2,377,553)	(5,918,299)	(9,714,032)

Total stockholders’ equity/ (deficit)	450,665	(3,157,581)	(6,953,314)

TOTAL	$46,164,075	$31,031,336	$16,596,792

See notes to consolidated financial statements.

GX TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine-Month Period Ended
	March 31,		Year Ended June 30,

	2004	2003	2003	2002	2001

	(Unaudited)
REVENUES:
Geophysical services	$19,416,468	$19,561,470	$24,684,814	$19,834,479	$16,241,272
Full-scope seismic services	26,823,119	9,369,617	15,290,283	—	—
Maintenance and other	863,417	815,425	973,399	1,164,204	1,343,020
Software	53,975	64,040	70,040	142,605	432,558

Total revenues	47,156,979	29,810,552	41,018,536	21,141,288	18,016,850
COST OF REVENUES	29,928,488	17,532,845	24,570,560	13,048,511	10,688,732

GROSS PROFIT	17,228,491	12,277,707	16,447,976	8,092,777	7,328,118

OPERATING EXPENSES:
General and administrative	6,611,887	4,335,029	5,934,182	3,298,824	2,773,720
Sales and marketing	3,425,009	3,306,296	4,333,881	3,065,131	3,532,720

Total operating expenses	10,036,896	7,641,325	10,268,063	6,363,955	6,306,440

INCOME FROM OPERATIONS	7,191,595	4,636,382	6,179,913	1,728,822	1,021,678
INTEREST EXPENSE	(665,605)	(517,105)	(722,745)	(529,934)	(661,845)

INCOME BEFORE INCOME TAXES	6,525,990	4,119,277	5,457,168	1,198,888	359,833
INCOME TAX EXPENSE	2,359,181	623,296	825,735	233,069	21,250

NET INCOME	$4,166,809	$3,495,981	$4,631,433	$965,819	$338,583

See notes to consolidated financial statements.

GX TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

		Additional		Total
	Common	Paid-In	Accumulated	Stockholders’
	Stock	Capital	Earnings/(Deficit)	Equity

BALANCE—July 1, 2000	$15,435	$2,745,283	$(9,988,647)	$(7,227,929)
Dividends on preferred stock	—	—	(400,000)	(400,000)
Net income	—	—	338,583	338,583

BALANCE—July 1, 2001	15,435	2,745,283	(10,050,064)	(7,289,346)
Dividends on preferred stock	—	—	(629,787)	(629,787)
Net income	—	—	965,819	965,819

BALANCE—July 1, 2002	15,435	2,745,283	(9,714,032)	(6,953,314)
Dividends on preferred stock	—	—	(835,700)	(835,700)
Net income	—	—	4,631,433	4,631,433

BALANCE—June 30, 2003	15,435	2,745,283	(5,918,299)	(3,157,581)
Issuance of common stock due to exercise of stock options— (Unaudited)	40	67,460	—	67,500
Dividends on preferred stock— (Unaudited)	—	—	(626,063)	(626,063)
Net income—(unaudited)	—	—	4,166,809	4,166,809

BALANCE—March 31, 2004 (unaudited)	$15,475	$2,812,743	$(2,377,553)	$450,665

See notes to consolidated financial statements.

GX TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended

	March 31,		Year Ended June 30,

	2004	2003	2003	2002	2001

	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,166,809	$3,495,981	$4,631,433	$965,819	$338,583
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	10,413,580	4,886,391	6,698,393	2,078,027	1,534,908
Changes in operating assets and liabilities:
(Increase)/ Decrease in accounts receivable	(437,985)	(3,326,079)	(5,207,964)	(254,839)	341,245
(Increase)/ Decrease in unbilled revenue	(3,153,228)	49,219	331,314	(2,055,558)	(256,519)
(Increase)/ Decrease in prepayments and other	(612,636)	(228,089)	(182,643)	20,206	15,554
(Increase)/ Decrease in other assets	(122,653)	(113,897)		136,000	114,000
Increase/(Decrease) in accounts payable	2,064,610	(443,576)	(34,353)	521,473	(1,552)
Increase/(Decrease) in accrued liabilities and other	(1,431,010)	217,334	1,391,241	204,978	(353,828)
Increase in deferred revenue	5,329,721	49,016	769,361	1,021,899	190,638
Deferred income taxes	755,897	573,432	755,988	170,415	—

Net cash provided by operating activities	16,973,105	5,159,732	9,152,770	2,808,420	1,923,029

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment—net	(1,765,516)	(1,711,727)	(1,842,444)	(2,094,796)	(1,090,979)
Purchase of seismic data library	(9,656,745)	(1,779,057)	(4,264,336)	—	—
Purchase of software	(526,243)	(370,014)	(781,573)	(580,810)	(78,595)

Net cash used in investing activities	(11,948,504)	(3,860,798)	(6,888,353)	(2,675,606)	(1,169,574)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of preferred stock	—	—	—	2,042,340	—
Proceeds from borrowings	5,500,000	2,750,000	6,048,136	8,043,006	3,778,354
Repayments of borrowings	(8,792,063)	(6,156,791)	(10,549,980)	(8,679,135)	(3,191,477)
Proceeds from issuance of stock	67,500	—	—	—	—

Net cash provided by (used in) financing activities	(3,224,563)	(3,406,791)	(4,501,844)	1,406,211	586,877

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	1,800,038	(2,107,857)	(2,237,427)	1,539,025	1,340,332
CASH AND CASH EQUIVALENTS—Beginning of period	712,394	2,949,821	2,949,821	1,410,796	70,464

CASH AND CASH EQUIVALENTS—End of period	$2,512,432	$841,964	$712,394	$2,949,821	$1,410,796

SUPPLEMENTARY CASH FLOW INFORMATION:
Cash paid for interest	$539,936	$439,665	$608,386	$282,257	$392,372

Cash paid for income taxes	$165,265	$79,391	$92,873	$30,000	$21,250

Cash received from income tax refund	$—	$67,602	$—	$2,132	$—

NONCASH TRANSACTIONS:
Capital lease additions	$4,378,751	$4,355,869	$6,718,424	$2,499,744	$—

Series A preferred stock dividends exchanged for Series B preferred stock	$—	$—	$—	$2,766,152	$—

Interest accumulated on unpaid Series A preferred stock dividends in exchange for Series B preferred stock	$—	$—	$—	$637,748	$—

See notes to consolidated financial statements.

GX TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information for the nine month periods ended March 31, 2004 and 2003 is unaudited)

1.	Organization and Operations

General

      GX Technology Corporation (the “Company”) has three wholly owned subsidiaries: GX Technology France SARL, located in Paris, France; GX Technology EAME Limited, located in London, England; and GX Technology Canada, Ltd., located in Calgary, Canada.

      The Company provides seismic imaging services and data licensing of seismic data used in oil and gas exploration.

      The interim financial data is unaudited; however, in the opinion of management, the interim financial data includes all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position as of March 31, 2004 and the results of operations for the nine-month periods ended March 31, 2004 and 2003. The results of operations for the nine months ended March 31, 2004 and 2003 are not necessarily indicative of the results to be expected for the full year.

2.	Summary of Significant Accounting Policies

Consolidation

      The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

      The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

      Revenues for geophysical services (mainly imaging services and licensing of seismic data) are recognized on the percentage of completion method. The Company considers the percentage of completion method to be the best available measure of progress on these contracts. The percentage complete is assessed by measuring the actual progress to the estimated progress of the project. Accordingly, changes in job performance, job conditions, estimated profitability, contract price, cost estimates, and availability of human and computer resources are reviewed periodically as the work progresses and revisions to the percentage completion are reflected in the accounting period in which the facts require such adjustments become known. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. The asset “Unbilled Revenues” represents revenues recognized in excess of amounts billed. The liability “Deferred Revenue” represents amounts billed in excess of revenues recognized.

      Revenues for sales of software are recognized when the software has been invoiced, delivered, and accepted by the customer. Payments received in advance for software maintenance agreements are deferred and recognized as revenue over the life of the agreements. Software revenues also include royalties from software license agreements with resellers, which are recognized upon receipt of specific sales information from the licensee and delivery of the product.

Property and Equipment

      Property and equipment are depreciated using a straight-line method based on each asset’s estimated useful life. Maintenance and repairs are charged to expense as incurred and renewals and betterments are capitalized.

GX TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Seismic Data Library

      The seismic data library consists of seismic surveys that are offered for license to customers on a nonexclusive basis. The capitalized costs include costs paid to third parties for the acquisition of data and related activities associated with the data creation activity. The Company does not capitalize any internal processing costs, such as imaging, salaries, benefits, and other costs incurred for seismic data project design and management.

      Costs are amortized using the greater of (i) the percentage of estimated total costs compared to the percentage of actual revenue to the total estimated revenue from the project or (ii) a straight-line basis over the useful economic life of the data.

      The Company forecasts the ultimate revenue expected to be derived from a particular data survey over its estimated useful economic life to determine the costs to amortize if greater than straight-line amortization. That forecast is made by the Company at project initiation and is reviewed and updated periodically. If, during any such review and update, the Company determines that the ultimate revenue for a survey is expected to be less than the original estimate of total revenue for such survey, the Company increases the amortization rate attributable to future revenue from such survey. In addition, in connection with such reviews and updates, the Company evaluates the recoverability of its seismic data library, and if required under Statement of Financial Accounting Standards No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets, records an impairment charge with respect to such data.

Foreign Currency Translation

      GX Technology France SARL, GX Technology EAME Limited, and GX Technology Canada, Ltd. use the U.S. dollar as their functional currency. Foreign currency transactions are included in net income. The Company realized transaction (gain) losses of $(85,351), $19,802 and $66,015 for the years ended June 30, 2003, 2002, and 2001, respectively, and $(158,489) and $(33,344) for the-nine month period ended March 31, 2004 and March 31, 2003.

Software Costs

      All internal costs of developing software are expensed as incurred. Purchased software costs are capitalized and amortized on a product-by-product basis over the economic useful life of the software product.

Income Taxes

      The Company utilizes an asset and liability approach in the calculation of deferred income taxes. This approach gives consideration to the future tax consequences of differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

Stock Options

      Stock options are accounted for by applying APB Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for equity-based awards granted to employees whereby no compensation expense is recorded related to the options granted when the exercise price equals the market price of the underlying equity issue on the date of grant. See Note 8 for the pro forma effect on the Company’s net income, as if compensation expense had been determined based on the minimum value method at the grant date for the stock option awards consistent with the provisions of SFAS No. 123, Accounting for Stock-Based Compensation. No compensation expense was recorded for the years ended 2003 or 2002. If compensation expense for

GX TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the stock option plan had been determined based on fair value of stock options at the date of grant, the impact on net income would have been as follows:

	Nine Months
	Ended
	March 31,		Year Ended June 30,

	2004	2003	2003	2002	2001

	(Unaudited)	(Unaudited)
Net income as reported	$4,166,809	$3,495,981	$4,631,433	$965,819	$338,583
Compensation expense included in net income	—	—	—	—	—
Compensation expense that would have been included in the determination of net income if the fair value based method had been applied to all awards	440,482	377,984	510,524	328,704	189,734

Pro forma net income	$3,726,327	$3,117,997	$4,120,909	$637,115	$148,849

      The fair value of each option grant is estimated on the date of grant using the minimum value method using the assumptions as follows:

Expected life of options	10 years
Risk-free interest rate	4.01%-6.20%
Expected dividend yield	0%

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassification

      Certain reclassifications of prior year financial statements and related footnote amounts have been made to conform with the 2003 presentation.

3.	Property and Equipment

      Property and equipment consisted of the following:

	Estimated	March 31,	June 30,	June 30,
Description	Useful Lives	2004	2003	2002

		(Unaudited)
Computer equipment	3 years	$19,069,805	$15,548,931	$9,201,192
Furniture and fixtures	3 years	1,524,188	1,659,960	1,048,796

Total		$20,593,993	$17,208,891	$10,249,988

GX TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Seismic Data Library

      Seismic data library creation and amortization consisted of the following:

	March 31,	June 30,
	2004	2003

	(Unaudited)
Gross costs of seismic data creation	$20,889,351	$8,610,680
Less accumulated amortization	8,535,096	2,685,182

Total	$12,354,255	$5,925,498

      Gross costs of seismic data creation include $7,113,839 at March 31, 2004 and $4,491,913 at June 30, 2003 for amounts which the Company has not remitted payment under an agreement with the company performing data acquisition. The Company does not have the payment obligation for these amounts until certain revenues have been collected from licensing sales of the data.

5.	Line of Credit

      On October 27, 1999, the Company entered into a line of credit with a bank with a borrowing capacity of up to $3,500,000 with an interest rate of prime plus .5%. The line of credit matured and was renewed for one year through March 15, 2005, with a borrowing capacity of $6,000,000. The amount borrowed under the agreement at June 30, 2003 and 2002 was $2,025,000 and $2,975,000 respectively, and $3,775,000 at March 31, 2004. The line of credit is collateralized by marketable securities owned by a stockholder and all of the Company’s inventory, accounts receivable, general intangibles and other property, and allows the Company to borrow and repay such borrowings until maturity.

      The weighted average borrowings outstanding under the bank loans were $1,791,667 and $2,739,013 for the years ended June 30, 2003 and 2002, respectively, and $3,591,667 at March 31, 2004. The average interest rate was 4.75% and 5.85% for the years ended June 30, 2003 and 2002, respectively, and 5.0% for both of the nine-month periods ended March 31, 2004 and 2003.

      The credit agreement contains various affirmative and negative covenants related to the Company’s ability to sell, transfer, pledge, collaterally assign, grant a security interest in, or otherwise transfer or encumber any of its assets except for the pledge of collateral to the lender and except for the sale or transfer of its assets (other than the collateral) in the ordinary course of its business. The Company will not at any time permit: a) its current ratio to be less than 1.0 to 1.0; b) tangible net worth to be less than $4,800,000 prior to December 31, 2003 and $10,000,000 after December 31, 2003; and c) its debt to tangible net worth to be greater than 3.0 to 1.0 until December 31, 2003, 3.8 to 1.0, until June 29, 2004, 3.5 to 1.0, between June 30, 2004 and December 30, 2004, and 3.0 to 1.0 on and after December 31, 2004. Management of the Company believes they were in compliance with these covenants at June 30, 2003, except for two financial condition covenants which were waived by the bank. Management of the Company believes they were in compliance with these covenants at March 31, 2004, except for one financial condition covenant which has been waived by the bank.

GX TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Long-Term Obligations

      Long-term obligations were as follows:

	March 31,	June 30,	June 30,
	2004	2003	2002

	(Unaudited)
Equipment loans	$6,919,089	$6,704,794	$3,538,214
Shareholder loans	750,000	750,000	750,000

Total obligations	7,669,089	7,454,794	4,288,214
Less short-term obligations	4,939,525	5,018,435	2,627,432

Total long-term obligations	$2,729,564	$2,436,359	$1,660,782

      The shareholder term loans bear interest at the lesser of 1) the maximum nonusurious rate of interest permitted by applicable state or federal law in effect or 2) the fixed rate of 10% per annum. The weighted average interest rate for 2003 and 2002 and the interest rate at March 31, 2004, June 30, 2003 and 2002 were 10%.

      Outstanding indebtedness under the term note is $750,000, which was amended with the holder of the term note wherein all payments of principal and interest on the note were extended until June 30, 2004.

      Long-term obligations as of June 30, 2003, mature as follows: $5,018,435 in the year ending June 30, 2004, $1,918,042 in the year ending June 30, 2005 and $518,317 for the year ending June 30, 2006.

      The Company entered into a series of equipment loans that are due in installments for the purpose of financing the purchase of computer equipment in the form of capital leases expiring in various years through 2007. Interest charged under these loans which range from 5.8% to 20.7% is collateralized by liens on the computer equipment. The assets and liabilities under capital leases are recorded at lower of the present value of minimum lease payments or the fair value of the assets. The assets are depreciated over the lower of their related lease terms or their estimated productive lives. Depreciation of assets under capital leases is included in depreciation expense for the nine-month periods ended March 31, 2004 and 2003 and for the years ended 2003 and 2002.

      As of June 30, 2003, future minimum lease payments under capital leases for each of the next four years and in aggregate are:

Year Ending June 30

2004	$4,765,095
2005	1,452,015
2006	452,682
2007	12,537

Total	$6,682,329

GX TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Operating Lease Agreements

      The Company has certain noncancelable operating leases for office space and miscellaneous equipment. At June 30, 2003, the future minimum lease commitments were as follows:

Year Ending June 30

2004	$1,662,191
2005	1,270,875
2006	248,626
2007	248,626
2008	185,906

Total	$3,616,224

      Rent expense for all operating leases was $2,414,537, $1,788,033 and $2,032,287 for the years ended June 30, 2003, 2002 and 2001, respectively, and $2,738,523 and $1,778,926 for the nine-month periods ended March 31, 2004 and March 31, 2003, respectively.

8.	Income Taxes

      Income taxes consist of the following:

	Nine Months Ended
	March 31,		Year Ended June 30,

	2004	2003	2003	2002	2001

	(Unaudited)	(Unaudited)
U.S. Federal:
Current tax (benefit)/expense	$1,363,885	$—	$—	$(16,132)	$21,250
Deferred tax expense	790,031	536,035	708,796	170,415	—
State:
Current tax expense	125,000	—	—	—	—
Foreign:
Current tax expense	114,399	49,864	69,747	78,786	—
Deferred tax (benefit)/expense	(34,134)	37,397	47,192	—	—

Total	$2,359,181	$623,296	$825,735	$233,069	$21,250

      Deferred tax assets and liabilities computed at the statutory tax rates were as follows:

	March 31,	June 30,	June 30,
	2004	2003	2002

	(Unaudited)
Current deferred tax assets and liabilities related to:
Assets	$53,523	$172,361	$743,290
Liabilities	(2,069,798)	(1,025,730)	(913,705)

Current deferred tax liabilities	$(2,016,275)	$(853,369)	$(170,415)

Noncurrent deferred tax asset-fixed assets	$619,390	$212,381	$—

GX TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      For the year ending June 30, 2003, as a result of its net operating loss carryforward, the Company did not generate any liability for regular federal income tax purposes. The Company recognized a liability for alternative minimum tax of $115,000 and $32,000 as of June 30, 2003 and 2002, respectively.

9.	Stock Options

      The Company maintains an employee stock option plan. The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for the plan. Accordingly, no compensation expense has been recognized for options issued under the plan.

      The Company may grant options to purchase shares of its common stock under a qualified incentive stock option agreement (“Qualified Plan”), as defined by Internal Revenue Code Section 422 and a nonqualified stock option agreement (“Nonqualified Plan”). The Company has reserved for grant, 1,000,000 shares of its common stock under the Qualified Plan and 144,656 shares of its common stock under the Nonqualified Plan. Options under the Qualified Plan have a vesting period of five years and an expiration period from five to ten years from the date of grant. Options under the Nonqualified Plan have a vesting period of four years and an expiration period of ten years from the date of grant. The shares are subject to adjustment for subsequent recapitalizations and stock splits.

      The information set forth in the following table covers options granted under the Company’s stock option plan:

	June 30,	June 30,
	2003	2002

Stock options outstanding—beginning of year	1,044,656	877,256
Granted (per share):
2003 ($15.00)	17,000	225,500
2002 ($15.00)	—
Expired or cancelled	—	(58,100)

Stock options outstanding—end of year (per share: $.05 to $15.00 at June 30, 2003; average exercise price per share of $10.84 at June 30, 2003)	1,061,656	1,044,656

Stock options exercisable—end of year	768,216	665,936

10.	Redeemable Preferred Stock

      The Company has issued and has outstanding 481,696 shares of its Series A 8% cumulative convertible redeemable preferred stock (“Series A Preferred”)($1 par value per share and $10.38 liquidation preference per share) for $5,000,000.

      On December 20, 2001, the Company issued 480,000 shares of Series B senior convertible preferred stock (“Series B Preferred”), with a par value of $1.00 (one dollar) and a liquidation preference and initial conversion price of $11.35 per share. 300,000 shares of the Series B Preferred were issued in lieu of cash payment of $2,766,152 in accrued and unpaid dividends on Series A Preferred and $637,748 in accrued interest on those accrued and unpaid dividends. An additional 180,000 shares of Series B Preferred were issued to one of the Company’s principal stockholders in exchange for a capital infusion of $2,042,339 in cash.

      Dividends on both Series A and B are payable annually on the Annual Dividend Date. Any unpaid dividends accumulate until paid which represent noncash transactions. As of March 31, 2004, no dividends have been paid. All accrued but unpaid dividends amass interest after each Annual Dividend Date, at a rate of

GX TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8% per annum. The preferred shares are convertible into the Company’s common stock at the option of the holder at any time on a one-for-one basis and are automatically converted in the event that the proceeds of a public offering exceed certain levels. In addition, holders of a majority of Series A Preferred may require the Company to repurchase all or any of the then outstanding preferred stock at a price equal to the greater of the fair market value or the original issuance price. The redemption of Series A Preferred allows the holders of Series B Preferred to redeem their preferred stock under similar terms.

11.	Benefit Plan

      The Company maintains a 401(k) retirement savings plan that covers all U.S. employees. The Company makes “matching contributions” equal to 50% of the amount of the contribution elected by the employee, up to a maximum employee contribution of 6% of the employee’s gross salary. For the years ended June 30, 2003, 2002 and 2001 contributions charged to operations were $256,131, $193,890 and $176,981, respectively, and $261,210 and $179,777 for the nine-month periods ended March 31, 2004, and March 31, 2003, respectively.

12.	Related-Party Transactions

      As of June 30, 2003 and 2002, the related party balance totaled $2,720,370 and $1,766,888, respectively, as of March 31, 2004 the balance totaled $3,476,968, and consists of unpaid dividends and interest on the Series A and Series B preferred stock and note payable to shareholder. The Company recognized interest expense on obligations to related parties for the years ended June 30, 2003, 2002 and 2001 of $122,451, $368,947 and $396,068, respectively, and $129,822 and $80,080 for nine-month periods ended March 31, 2004 and March 31, 2003, respectively.

13.	Subsequent Event (Unaudited)

      On May 10, 2004, the Company entered into a stock purchase agreement to sell all outstanding common and preferred stock of the Company to Input/ Output, Inc.